Form 20-F
period 2009-07-31
ORE-MORE RESOURCES INC.
filed 2010-01-13
CIK 1427645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2009

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______________

333-149325
Commission File Number

ORE-MORE RESOURCES INC.
(Exact name of registrant as specified in its charter)

n/a
(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

1530 – 9th Avenue SE, Calgary, Alberta, Canada T2G 0T7
(Address of principal executive offices)

Lee Lischka 3155 Leduc Crescent SW, Calgary, Alberta, T3E 5X1 Canada Tel: (403) 651-1218 E-mail: leel@xlfluids.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Exchange Act:
Title of each class	Name of each exchange on which registered
n/a	n/a

Securities registered pursuant to Section 12(g) of the Exchange Act:
Title of class
Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:
Title of class
n/a

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the close of the period covered by the annual report.

17,400,000 common shares outstanding as of July 31, 2009

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	[ ]	No	[X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	[X]	No	[ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	[ ]	No	[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “large accelerated filer,” “accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[X]	Other	[ ]

International Financial Reporting Standards as issued by the International Accounting Standards Board			[ ]

If  “Other”  has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	[ ]	Item 18	[ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	[ ]	No	[X]

APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST 5 YEARS:

Indicate by check mark whether the issuer has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	[ ]	No	[ ]

i

GLOSSARY

Following is a glossary of terms used throughout this Annual Report.

Assay	a precise and accurate analysis of the metal contents in an ore or rock sample
development stage	includes all companies engaged in the preparation of an established commercially mineable deposit (reserves) for its extraction which are not in the production stage.
exploration stage	All companies engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.
feasibility study	a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.
gold deposit	means a mineral deposit mineralized with gold.
Inferred mineral resource
that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

mineral resource
a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects of economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.
ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams
prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria
Probable (indicated) reserves
Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

proven (measured) reserves
Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

reserve
that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals such as gold or silver

Ton	short ton (2,000 pounds).
tonne	metric tonne (2,204.6 pounds).
trenching	The surface excavation of a linear trench to expose mineralization for sampling

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometres
1 yard (yd)	= 0.9144 meter (m)
1 acre	= 0.405 hectare (ha)

PART I

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

As used in this annual report, the terms "we", "us" "our" and Company mean Ore-More Resources Inc., unless otherwise indicated.

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable for annual reports.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable for annual reports.

ITEM 3.     KEY INFORMATION

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this annual report are reported in Canadian dollars unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of our Company for the fiscal year ended July 31, 2009, 2008 and 2007 have been audited by Child, Van Wagoner & Bradshaw, PLLC, registered public accounting firm.

A.  Selected Financial Data

The following tables summarize selected financial data for our Company which are stated in Canadian dollars and prepared in accordance with United States generally accepted accounting principles for the years ended July 31, 2009, 2008 and 2007.  The Company was incorporated on June 20, 2007 and therefore we are presenting only three years of selected financial data.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

	For the Years Ended July 31, (Canadian dollars)
	2009	2008	2007
Operating Revenues	Nil	Nil	Nil
Income (loss) from Operations	$(21,714)	$(53,037)	$(89,773)
Net Income (loss)	$(34,032)	$(65,907)	$(91,246)
Net Income (loss) from Operations per share	$(0.00)	$(0.01)	$(0.23)

	As at July 31, (Canadian dollars)
	2009	2008	2007
Total Assets	$17,070	$110,585	$36,705
Equity (Deficit)	$(191,185)	$(157,153)	$(91,246)
Capital Stock	$112,400	$112,400	$400
Number of Shares	17,400,000	17,400,000	400,000

Exchange Rates
All of the transactions undertaken by the Company are reported in Canadian Dollars.  Therefore, this annual report may contain conversions of certain amounts in Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada.  These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.  The Company was incorporated in 2007.

The exchange rate (represented as the amount US$ that CAD$1.00 would be converted to) as of January 05, 2010, the latest practicable date, was: $.9677.

The monthly high and low exchange rates the most recent six months:

	July	August	September	October	November	December
High for period	0.9268	0.9358	0.9422	0.9716	0.9560	0.9611
Low for period	0.8580	0.9026	0.9038	0.9221	0.9282	0.9334

The average annual exchange rate, calculated by using the average of the exchange rates on the last day of each month during the period:

	Fiscal Year ending July 31,
	2009	2008	2007
Average Rate:	0.8548	0.9875	0.9521

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

RISKS RELATING TO OUR BUSINESS

1.           We have little operating history and have earned no revenues to date.

We have little operating history and no revenues.  We expect to incur losses in the foreseeable future due to significant costs associated with our business development, including costs associated with our operations.  There can be no assurance that our operations will ever generate sufficient revenues to fund our continuing operations or that we will ever generate positive cash flow from our operations.  Further, we can give no assurance that we will attain or thereafter sustain profitability in any future period.

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

Although we do not currently operate a mine on the Petch Claim Group, we may pursue the development of a gold and silver mine at the Petch Claim Group.  There is no certainty that the expenditures made by us towards the exploration and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

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

4.           We are an exploration-stage company with little operating history and our estimates of mineralization are only preliminary and based primarily on past geological mapping, silt, soil and rock sampling which may not reflect the actual deposits or the economic viability of extraction.

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

Neither our President and Director, Mr. Lischka nor Mr. Dowell, have any prior experience in the mining industry. Unless we can retain qualified technical personnel to undertake our exploration plan we may not be able to complete our planned exploration.  Further, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.    If we cannot locate qualified technical mining persons to retain for our exploration programs we may not be able to operate or complete our business plan.

10.           Our principal stockholders, officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general stockholders.

As of January 6, 2010, our principal stockholders beneficially own approximately or have the right to vote 79.25% of our outstanding Common Shares.  Our Directors and Officers do not currently own stock.  As a result, these stockholders will have the ability to control substantially all matters submitted to our stockholders for approval including:

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

ITEM 4.     INFORMATION ON OUR COMPANY

History and Development of the Company

We are an exploration stage company incorporated under the Business Corporations Act of Alberta, Canada, on June 20, 2007, under the name Ore-More Resources Inc.  Our registered office and principal place of business, is located at 1530 - 9th Ave SE, Calgary, Alberta, T2G 0T7, Canada.  Our telephone number is (403) 693-8000.

On August 13, 2009, the Company received notification of the transfer of a total of 12,200,000 shares of the Company to New Castle Assets S.A., thus effecting a change of control of the Company.

On August 25, 2009, the then current Board of Directors resigned and two new directors were appointed.

We were originally attempting to become a company solely engaged in the exploration of mineral properties, however subsequent to the fiscal year end covered by this annual report on August 25, 2009 we appointed new directors to the Board of the Company.  These directors have experience in the oil and gas sector and therefore management has determined not only to pursue its existing mineral acquisitions but to broaden its scope of business to include the natural resource sector, being minerals and oil and gas.    To that end, current management is reviewing potential revenue producing oil and gas acquisitions in an effort to more quickly bring the company revenues and build shareholder value.

At the time of filing of this report, the Company has not concluded any oil and gas acquisitions and therefore the information included in this annual report relates solely to our mineral properties.

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

Lot No.                           Claim Name
4507                                Renown
4509                                Climax
4513                                Ariel
4519                                Tram Fraction
4516                                Silver Bow No. 3
4522                                Silverado Fraction
4517                                Silver Bell No. 4
4776                                Safe Key Fraction

All claims are located in the Skeena Mining Division, Cassiar Land District, British Columbia, located approximately one (1) mile southeast of Stewart, British Columbia, Canada.  We acquired these mineral claims by way of the issuance of 12,000,000 common shares valued at $0.001 per share.

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

Business Overview

We have limited finances and require additional funding in order to accomplish our exploration and acquisition objectives.  There is no assurance that we will have revenues in the future or that we will be able to secure other funding necessary for our future growth and expansion.  There is also no assurance that our mineral exploration activities will produce commercially viable reserves.  Our efforts to extract minerals may be unprofitable.  And there can be no assurance that we will find or be able to finalize any suitable oil and gas acquisitions.

Oil and Gas Assets

With a change in management in August, 2009, the Company determined to pursue potential producing oil and gas acquisitions in Western Canada with a view to bringing in immediate revenue.   As of the date of the filing of this Annual Report, the Company is negotiating on acquisitions but has not finalized any agreements at this time.

 Mineral Properties

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

Our initial plan was to carry out exploration work on the Petch Claim Group by conducting an extensive prospecting and geochemistry program for the 2008 mining season.  Unfortunately we did not raise our funds in sufficient time to be able to contract with a technical team to explore the property and we could not get a technical team in place for the 2009 season.    Currently we do not have sufficient funds to complete any program.   We paid the funds we had allocated to the work program to a creditor holding a promissory note with the Company.   We will now have to wait for the 2010 mining season in order to conduct our exploration programs or until such time as we have sufficient funds to proceed with an exploration program.  Sampling and mapping would begin with follow-up to the two discoveries and carry on over the rest of the claim group.  Soil geochemistry on limited areas in the glaciated Stewart terrain has proven useful and the Geological Report suggests that such a survey be tried on the claims.  The Geological Report further suggests rock geochemistry could be a useful exploratory tool providing element dispersion and halo effect mechanisms have been operative.

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

Patents

The Company owns no patents and no Internet domain names.

Research and Development

The Company has not undertaken any research and development activities during each of its last two fiscal years.

Employees

The Company does not have any employees and did not have any employees during fiscal 2009.

Regulatory Matters

We are not aware that there are any regulatory matters that may affect our business.

Organizational Structure

We do not have any subsidiaries at this time.  All operations are undertaken by us directly.

Property, Plant and Equipment

Presently we do not have any property, plant or equipment.  All operations are undertaken from the office of our President or our consultant in Alberta, Canada.

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

Overview

As a natural resource company our focus is to locate prospective properties that may host mineral reserves that could eventually be put into mining production or to locate oil and gas acquisitions that have existing production.  With this in mind, we have to this date identified and secured one property in the Province of British Columbia, Canada, identified as the Petch Claim.  We do not intend to use any employees, with the exception of part-time clerical assistance on an as-needed basis.  Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or on a deferred payment basis.  Management is confident that it will be able to operate in this matter and continue during the next twelve (12) months.

Plan of Operations

We intend to retain the required geological consultants to undertake a work program on our Petch Claims.  We had budgeted a total of $85,000 for exploration costs related to these claims.  To date we have not expended any funds towards our planned exploration program and we do not have the funds available to fund the exploration costs.   We will have to raise additional capital in order to fund both our ongoing corporate operations and any costs for exploration on our existing assets or costs related to future acquisitions in the oil and gas sector.

A.	Operating Results

From formation on June 20, 2007, we have concentrated on formative activities and the acquisition of our mineral claims.

Net losses for the period ending July 31, 2009 were $34,032.  The net losses for the period ending July 31, 2008 and July 31, 2007, were $65,907 and $91,246 respectively.  For fiscal year ending 2009, the net losses were relating to consulting fees of $2,212, professional fees of $13,598 administrative expenses of $5,904, and interest expense of $12,318.  For the fiscal 2008 net losses relate to consulting fees of $23,650 ($43,197 for 2007), mineral acquisition costs of $12,000 ($nil for 2007), professional fees of $13,715 ($3,377 for 2007), interest expense of $12,870 ($1,473 for 2007) and administrative expenses of $3,672 ($2 for 2007). In 2007 we also expended a total of $43,197 for mining research. The decrease in expenses between fiscal year 2009, fiscal year 2008 and fiscal year 2007, was mainly due to no mining research expenditures in fiscal 2009 and fiscal 2008, compared to fiscal 2007.  The result was also due to a further decline in the consulting fees for the fiscal years ending 2008 and fiscal 2009.

We had total assets of $17,070 at July 31, 2009, $110,585 at July 31, 2008 and $36,705 at July 31, 2007. The increase in total assets between fiscal 2007 and fiscal 2008 is reflective of the completion of a fund raising under our prospectus offering in 2009 in the amount of $100,000.  The decrease in assets between fiscal year 2008 and fiscal year 2009 was a reduction in cash from an amount of $109,027 at July 31, 2008 to an amount of $16,992 at July 31, 2009.

We had total liabilities of $95,855 at July 31, 2009, total current liabilities of $155,338 at July 31, 2008 compared to $1,078 current liabilities at July 31, 2007.   The difference in current liabilities between 2007 and 2008 was due to the reclassification of a related party loan from long-term debt to short-term debt in fiscal 2008.    This related party liability represents a loan made by David Adelman, a stockholder of the Company, to us for operations.  The difference in current liabilities between 2008 and 2009, was a reduction in accounts payable from $16,365 in 2008 to $7,473 in 2009 and a reduction in the related party loan payable from $138,973 in 2008 to $88,382 in 2009.

At July 31, 2009, we had a negative working capital of $78,785.  At July 31, 2008, we had negative working capital of $44,753 as compared to positive working capital of $35,627 at July 31, 2007. Between fiscal 2007 and fiscal 2008, this change in working capital was due to the reclassification of long-term debt to current debt.  Between fiscal 2008 and fiscal 2009, the primary change was a reduction in cash.

We expect to continue to incur losses for the foreseeable future and there can be no assurance that we will achieve or maintain revenues or profitability, or establish or sustain future growth.   We currently do not have sufficient funds available to continue operations.  We are currently relying on loans from shareholders to maintain our corporate status.  We will be required to raise additional funds for this purpose as well as funds for exploration and acquisitions.  It is unknown at this time whether we will be able to raise such capital on terms that may be acceptable to the Company.

Revenue; Cost of Revenue
We did not earn any revenues during fiscal 2009, fiscal 2008 and fiscal 2007.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties or acquired revenue producing oil and gas assets.  We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses
General and administrative expenses were $21,714 for the fiscal year ending July 31, 2009 as compared to $41,037 for the fiscal year ended July 31, 2008, and as compared to $46,576 for the fiscal year ended July 31, 2007.  The reduction in general and administrative expenses between fiscal 2008 and fiscal 2009 was due to a decrease in consulting fees.  We expect general and administrative expenses to increase as our operations grow, of which there is no assurance.

B.      Liquidity and Capital Resources

At July 31, 2009, our current liabilities of $95,855 exceeded our total current assets of $17,070.  At July 31, 2008, our current liabilities of $155,338 ($1,078 as at July 31, 2007) exceeded our total current assets of $110,585 ($36,705 as at July 31, 2007).  The decrease in current assets from fiscal 2008 to fiscal 2009 was due to a reduction in cash.  The increase in current assets from fiscal 2008 over fiscal 2007 was due to the completion of our prospectus offering whereby we raised a total of $100,000 by way of the sale of 5,000,000 shares of common stock.  The increase in our liabilities from fiscal 2008 to fiscal 2007 was mainly due to the reclassification of a related party loan of $138,973 from a long-term liability to a current liability.  We do not have sufficient funds on hand to meet our cash requirements for the next twelve months we will need to raise additional capital to continue operations.  The holder of the related party loan, which was due and payable in full including accrued interest on June 30, 2009, has, upon receipt of a partial payment of $63,000 (which included accrued interest of $26,164) on July 22, 2009, agreed to extend the loan on a demand basis on the same terms, however the loan could become due and payable at any time and we would not have sufficient funds to pay if demand was made. There can be no assurance that financing will be available to us in an amount and on terms acceptable to us, as and when required, or at all.

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

C.	Research and Development, Patents, Licenses, etc.

We do not undertake any research and development activities.

D.	Trend Information

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
• Potential lawsuits involving our exploration activities or other matters; and
• Fluctuations in commodity prices.

Impact of Inflation

We do not believe that inflation has had a material effect on our business.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of the date of this Report.

F.	Contractual Obligations

We are party to a Loan Agreement dated June 20, 2007, between David Adelman, as Lender, and Ore-More Resources Inc., as Debtor, wherein the Lender provided us with $125,000 (the “Principal Sum”) on the terms and conditions that we repay the Principal Sum, together with interest thereon or on so much as from time to time remains unpaid, at the rate of 10% per annum (the “Interest Rate”), calculated as well after as before maturity, default or judgment, until the principal sum and interest is paid.  The principal amount of the loan is $125,000 plus accrued interest of $13,973 bringing the total amount outstanding at July 31, 2008 to $138,973.  Interest at the Interest Rate on the loan amount, computed from the respective dates of such loan or reductions thereto are $88,382 as of July 31, 2009.

	Amounts Due,
Contractual Obligations	Total	< 1 year		1-3 years	3-5 years	> 5 years
Short-term Debt	$88,382	$88,282	(1)	$0	$0	$0
Total	$88,382	$88,282		$0	$0	$0
(1)	Not inclusive of any interest accrued subsequent to July 31, 2009.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The current Executive Officers and Directors of the Company as of the filing date of this Annual Report and their ages are as follows:

Name	Age	Position	Date Elected
Lee Lischka 3155 Leduc Crescent SW Calgary, Alberta, T3E 5X1	42	President, Secretary / Treasurer and Director	August 25, 2009
Bruce Dowell R.R.#1 Carstairs, Alberta, T0M 0N0	53	Director	August 25, 2009

The following are brief biographies of our directors and officers:

Lee Lischka – President, Secretary/Treasurer and Director
On August 25, 2009, Mr. Lee Lischka was appointed as a Director and as President and Secretary-Treasurer of the Company.  Mr. Lischka is presently the Sales Manager and Managing Partner of XL Fluid Systems.  In 2000, Mr. Lischka graduated from the Southern Alberta Institute of Technology in Calgary, Alberta in Petroleum Engineering Technology. From 2000 to 2008, Mr. Lischka was employed with Newpark Drilling Fluids as a Drilling Fluids Technician, Programmer and Technical Sales.  Prior to entering his academic education, Mr. Lischka was employed in the oil and gas service industry in the hauling business and pipeline business.

Bruce Dowell – Director
Mr. Dowell became a Director of Ore-More Resources on August 25, 2009. Mr. Dowell is currently employed with TAQA North (formerly Amoco Canada) as a power field engineer, working in the Crossfield Gas Plant since 1978.  Previously, he worked as a mechanic at the Milt Ford Motors from 1975 to 1978.  Throughout Mr. Dowell’s career, he has accumulated extensive experience and knowledge of the natural gas plant industry.

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

As of the date of this annual report, our operations are carried out by our President and Director, Lee Lischka and Bruce Dowell, on a part-time basis. There are no full-time employees.  There has been no salary or compensation paid, earned, or accrued to any of the officers and directors and there are no plans to pay, earn, or accrue any compensation until such time as we have sufficient capital and/or revenues to do so, of which there is no assurance.  We will hire outside geological consultants to undertake the exploration work on our existing mineral claims.  We have hired outside accounting and consulting for all accounting and required regulatory filings and these consultants are compensated on an hourly basis for their work.   All other activities are carried out by our directors and officers who currently provide, and will continue to provide services as required for no compensation until such time as we can afford to pay for services, of which there is no assurance.  There is no compensation accrual or back pay allowance.

E.	Share Ownership

Below is the Share Ownership of our Officers and Directors.

Beneficial Owner	Shares	Percent of total issued (1)
	0	0%
All Executive Officers and Directors as a Group (2 persons)	0	0
(1)  Based on 17,400,000 Common Shares issued and outstanding on January 6th, 2009.

We do not presently have any stock option plans.  There are no arrangements for involving employees in the capital of the Company at this time.

ITEM 7.     MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Stockholders

The following table sets forth certain information, as of January 06, 2010, concerning the ownership of our Common Shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding Common Shares.

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

Beneficial Owner	Shares	Percent of total issued (1)
New Castle Assets S.A. 2ND FM MMG Tower East 53st Marbella, Panama	12,200,000	70.11%
Jayvee & Co 320 Bay Street, PO Box 1 Toronto, Ontario M5H 4A6	1,590,000	9.14
(1)  Based on 17,400,000 shares issued and outstanding on January 6, 2010.

Our major stockholders do not have voting rights that differ from the other holders of shares of our Common Shares.

We are not aware of any arrangements that would result in a change in control of our Company at a subsequent date.

B.	Related Party Transactions

Loan agreement
On June 20, 2007 the Company entered into a loan agreement with David Adelman (the “Lender”), for $125,000.  The term of the loan is 24 months, with interest to accrue over the term of the loan at a rate of 10% per annum, payable in full on June 30, 2009.  On July 22, 2009, the Company paid the amount of $63,000 to David Adelman, including all accrued interest of $26,164 as at the date of repayment. As of July 31, 2009, the balance sheet reflects loan payable to David Adelman of $88,382 which includes accrued interest of $217.  Mr. Adelman is a shareholder of the Company and the father of our former CEO, Mr. Jonathon Adelman.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

The required audited financial statements for the fiscal years ended July 31, 2009, 2008 and 2007 are provided at the end of this annual report starting on Page F-1.

B.	Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended July 31, 2009.

ITEM 9.     THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "OMORF".  Our common stock was approved for quotation on October 14, 2008.  We have no other classes of stock quoted on any markets.

For the fiscal year ended July 31, 2009, and through to December 13, 2009, there had been no trades of our common stock.

For the month of December 2009, the high and low market price was $6.01 and $.01 respectively, with the most recent market price being $6.01.

ITEM 10.   ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Reference is made to Amendment No. 1 to the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on March 25, 2008.  The information as presented in that filing has not changed since that date.

C.	Material Contracts

We are a party to a Loan Agreement dated June 20, 2007, between David Adelman, as Lender, and Ore-More Resources Inc., as Debtor, wherein the Lender provided us with One Hundred and Twenty Five Thousand (Cdn$125,000) dollars (the “Principal Sum”) on the terms and conditions that we repay the Principal Sum, together with interest thereon or on so much as from time to time remains unpaid, at the rate of Ten (10%) percent, per annum (the “Interest Rate”), calculated as well after as before maturity, default or judgment, until the principal sum and interest is paid.  Interest at the Interest Rate on the amounts from time to time advanced, computed from the respective dates of such advances to an ending date of June 30, 2009.  The principal balance on the loan as at July 31, 2009 fiscal year end was $88,382.  Mr. Adelman has agreed to an extension on the loan.

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

Dividends and Paying Agents

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

Distributions
The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum United States federal rate of 15%.  Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common stock and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such stock.

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

F.	Dividends and Paying Agents

Not applicable

G.	Statements by Experts

Not applicable

H.	Documents on Display

Documents and agreements concerning our Company may be viewed by appointment during regular business hours at the offices of the Company.

I.      Subsidiary Information

Not applicable

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable
PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

Use of Proceeds

On April 9, 2008 our Registration Statement on Form F-1 under Commission file number 333-149325 was declared effective, enabling us to offer up to 7,500,000 shares of common stock of our company at a price of $0.02 per share.  During May and June, 2008 we accepted subscriptions for 5,000,000 shares of the offering from 26 investors, raising a total of $100,000.  No commissions were paid on any of the above issuances.  On July 16, 2008, the company filed a post effective amendment de-registering a total of 2,500,000 shares as the offering had expired. As of July 31, 2009, there were 17,400,000 issued and outstanding shares of common stock of which 200,000 shares were held by our officers and directors.

Following is the use of proceeds for actual expenses incurred for our account from April 9, 2008 to July 31, 2009 in connection with the issuance and distribution of the securities:

Expense	Amount of direct or indirect payments to directors, officers, general partners, 10% stockholders or affiliates of the Issuer	Amount of direct or indirect payments to others
Transfer agent	$-	$500
Office and administration, including accounting, filing fees and general costs	$-	$2,622

The above costs were paid from working capital on hand prior to the completion of the offering. Net proceeds of the offering were $100,000

Following is a table detailing the use of net offering proceeds to July 31, 2009 from the offering of the securities.

Expenses	Amount of direct or indirect payments to directors, officers, general partners, 10% stockholders or affiliates of the Issuer	Amount of direct or indirect payments to others
Exploration activities	$-	$-
General working capital	$-	$2,155
Legal and accounting	$-	$17,853
Related Pary Loan Payment	$63,000	$-

In total, an amount of $83,008 was used from net proceeds, as at July 31, 2009, leaving $16,992 remaining as at July 31, 2009.

The original planned use of proceeds was $85,000 to be expended towards mineral exploration, $15,000 for ongoing legal and accounting expenses incurred subsequent to the Offering, and $50,000 for general working capital.  The Company was successful in raising only $100,000 of the planned $150,000; therefore the Company did not raise sufficient funds for working capital.   Further, the loan was required to be retired prior to the fiscal year ended July 31, 2009 and the Company was unable to raise any additional funds to undertake retirement of the loan.  Therefore, management determined to expend a portion of the funds raised for mineral exploration against a partial pay down of the outstanding loan in order to ensure that the lender granted an extension to give management a chance to source additional funding as they could not commence the exploration program until 2010 due to the lack of availability of technical persons to undertake the work and weather conditions whereby the Company could get access to the property.  This payment is a material change from the proposed use of proceeds.

ITEM 15T. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2009, because of the material weaknesses in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2009.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of July 31, 2009, the Company’s internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of July 31, 2009:

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

Changes in Internal Control over Financial Reporting

As of July 31, 2009, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that during the year ended July 31, 2009 and to date, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting.  However, management believes these weaknesses did not have an effect on our financial results.  During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff.   We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 20-F for the fiscal year ended July 31, 2009, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

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

There were no changes in our internal control over financial reporting during the year ended fiscal July 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent auditors for the fiscal years ended July 31, 2009 and 2008 were Child, Van Wagoner & Bradshaw, PLLC of Salt Lake City, Utah.

Audit Fees
The fees billed by Child, Van Wagoner & Bradshaw, PLLC for professional services rendered for the audit of our annual financial statements for the fiscal years ended July 31, 2009 and July 31, 2008 were $6,000 and $6,000 respectively.

Audit Related Fees
The fees billed for assurance and related services by Child, Van Wagoner & Bradshaw, PLLC relating to the performance of the audit or review of our financial statements for the fiscal years ended July 31, 2009 and July 31, 2008 respectively, which are not reported under the heading "Audit Fees" above, were Nil.

Tax Fees
For the fiscal years ended July 31, 2009 and 2008 respectively, the aggregate fees billed for tax compliance, tax advice and tax planning by Child, Van Wagoner & Bradshaw, PLLC were Nil.

All Other Fees
For the fiscal years ended July 31, 2009 and 2008 respectively, the aggregate fees billed by Child, Van Wagoner & Bradshaw, PLLC as applicable, for products and services, other than the services set out above, were Nil.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY OUR COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See Item 18 “Financial Statements” below.

ITEM 18.    FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended July 31, 2009, and 2008 are provided herein starting on page F-1.

ORE-MORE RESOURCES INC.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (JUNE 20, 2007) TO
FISCAL YEAR END JULY 31, 2009

REPORTED IN CANADIAN DOLLARS

Page
Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets	F-3

Statements of Operations	F-4

Statement of Changes in Stockholders’ Deficit	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 to F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors
Ore-More Resources Inc.

We have audited the accompanying balance sheets of Ore-More Resources Inc.  as of July 31, 2009 and 2008, and the related statements of operations, changes in  stockholders’ deficit, and cash flows for the years ended July 31, 2009, 2008, and 2007,  and for the period from inception (June 20, 2007) to July 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ore-More Resources Inc.  as of July 31, 2009 and 2008, and the results of its operations, and its cash flows for the years ended July 31, 2009, 2008 and 2007,   and for the period from inception (June 20, 2007) to July 31, 2009,  in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Child, Van Wagoner & Bradshaw, PLLC
Child, Van Wagoner & Bradshaw, PLLC
Certified Public Accountants
Salt Lake City, Utah

January 11, 2010

ORE-MORE RESOURCES INC.
 (An Exploration Stage Company)
Balance Sheets
(REPORTED IN CANADIAN DOLLARS)

	July 31,
	2009	2008
ASSETS
Current
Cash	$16,992	$109,027
GST receivable	78	1,558
Total Current Assets	17,070	110,585

TOTAL ASSETS	$17,070	$110,585

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued expenses	$7,473	$16,365
Related party loan	88,382	138,973
	95,855	155,338

Total Liabilities	95,855	155,338

Stockholders’ Deficit
Common Stock An unlimited number of Common Shares with no par value. Issued and outstanding 17,400,000 shares as at July 31, 2009 and July 31, 2008	112,400	112,400
Accumulated deficit	(191,185)	(157,153)
Total Stockholders’ Deficit	(78,785)	(44,753)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$17,070	$110,585

The accompanying notes are an integral part of these financial statements.

ORE-MORE RESOURCES INC.
(An Exploration Stage Company)
Statements of Operations
 (REPORTED IN CANADIAN DOLLARS)

	Fiscal year ended July 31,
	2009	2008	2007	From Inception (June 20, 2007) to July 31, 2009

Revenues	$-	$-	$-	$-

Operating Expenses

Consulting fees	$2,212	$23,650	$43,197	$69,059
Mining research		-	43,197	43,197
Mining claims acquisition costs	-	12,000	-	12,000
Professional fees	13,598	13,715	3,377	30,690
Administrative expenses	5,904	3,672	2	9,578
	21,714	53,037	89,773	164,524

Income (Loss) from Operations	(21,714)	(53,037)	(89,773)	(164,524)
Interest expense	(12,318)	(12,870)	(1,473)	(26,661)

Net Income (loss)	$(34,032)	$(65,907)	$(91,246)	$(191,185)
Net income (loss) per share	$(0.00)	$(0.01)	$(0.23)

Weighted Average Number of Common Shares Outstanding	17,400,000	10,544,809	400,000

The accompanying notes are an integral part of these financial statements.

ORE-MORE RESOURCES INC.
(An Exploration Stage Company)
Statement of Changes in Stockholders’ Deficit
For the period June 20, 2007 (Date of Inception) to July 31, 2009
(REPORTED IN CANADIAN DOLLARS)

	Common Stock
	Shares	Amount	Deficit	Total
Balance at June 20, 2007 (Date of Inception)	-	$-	$-	$-
Issuance of common stock at $0.001	400,000	400		400
Net loss for the period			(91,246)	(91,246)
Balance at July 31, 2007	400,000	400	(91,246)	(90,846)
Issuance of common stock at $0.001	12,000,000	12,000		12,000
Issuance of common stock at $0.02	5,000,000	100,000		100,000
Net loss for the year			(65,907)	(65,907)
Balance at July 31, 2008	17,400,000	112,400	(157,153)	(44,753)
Net loss for the year			(34,032)	(34,032)
Balance at July 31, 2009	17,400,000	$112,400	$(191,185)	$(78,785)

The accompanying notes are an integral part of these financial statements.

ORE-MORE RESOURCES INC.
(An Exploration Stage Company)
Statements of Cash Flows
 (REPORTED IN CANADIAN DOLLARS)

	Fiscal year ended July 31,			From inception (June 20, 2007) to July 31, 2009
	2009	2008	2007

Cash flow used in operating activities
Net loss for the period	$(34,032)	$(65,907)	$(91,246)	$(191,185)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for mining claims	-	12,000	-	12,000

Changes in operating assets and liabilities:
Accrued interest	12,409	12,500	1,473	26,382
Accounts payable	(8,892)	15,287	1,078	7,473
GST receivable	1,480	(1,381)	(177)	(78)
Net cash used in operating activities	(29,035)	(27,501)	(88,872)	(145,408)

Cash flow provided by financing activities
Proceeds from loans from related parties	-	-	125,000	125,000
Repayment of loans from related parties	(63,000)	-	-	(63,000)
Shares issued for cash	-	100,000	400	100,400
Net cash (used in) provided by financing activities	(63,000)	100,000	125,400	162,400

Cash increase (decrease)	(92,035)	72,499	36,528	16,992
Cash, beginning of period	109,027	36,528	-	-
Cash, end of period	$16,992	$109,027	$36,528	$16,992

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$26,164	$-	$-	$26,164
Income taxes	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

ORE-MORE RESOURCES INC.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
July 31, 2009
(REPORTED IN CANADIAN DOLLARS)

1.           Nature and Continuance of Operations

The Company was incorporated in the Province of Alberta, Canada on June 20, 2007.  The Company is an Exploration Stage Company as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7.

These financial statements have been prepared on a going concern basis.  The Company has incurred losses since inception resulting in an accumulated deficit of $191,185, and further losses are anticipated in the development of its business raising substantial doubt about the Company’s ability to continue as a going concern.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management intends to address the going concern issue by funding future operations through the sale of equity capital and by director loans, if needed.

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

ORE-MORE RESOURCES INC.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS-continued
July 31, 2009
(REPORTED IN CANADIAN DOLLARS)

2.	Summary of Significant Accounting Policies (continued)

e)	Foreign Currency Translation

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

h)           Recent Accounting Pronouncements

In June 2009 the FASB established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact our financial statements. The ASC does change the way the guidance is organized and presented.

Statement of Financial Accounting Standards ("SFAS") SFAS No. 165 (ASC Topic 855), "Subsequent Events", SFAS No. 166 (ASC Topic 810), "Accounting for Transfers of Financial Assets-an Amendment of FASB Statement No. 140", SFAS No. 167 (ASC Topic 810), "Amendments to FASB Interpretation No. 46(R)", and SFAS No. 168 (ASC Topic 105), "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162" were recently issued. SFAS No. 165, 166, 167, and 168 have no current applicability to the Company or their effect on the financial statements would not have been significant.

ORE-MORE RESOURCES INC.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS-continued
July 31, 2009
(REPORTED IN CANADIAN DOLLARS)

2.           Summary of Significant Accounting Policies (continued)

(h)           Recent Account Pronouncements - continued

Accounting Standards Update ("ASU") ASU No. 2009-05 (ASC Topic 820), which amends Fair Value Measurements and Disclosures - Overall, ASU No. 2009-13 (ASC Topic 605), Multiple-Deliverable Revenue Arrangements, ASU No. 2009-14 (ASC Topic 985), Certain Revenue Arrangements that include Software Elements, and various other ASU's No. 2009-2 through ASU No. 2010-03 which contain technical corrections to existing guidance or affect guidance to specialized industries or entities were recently issued. These updates have no current applicability to the Company or their effect on the financial statements would not have been significant.

None of the above new pronouncements has current application to the Company, but may be applicable to the Company's future financial reporting.

3.           Income Taxes

The Company has losses carried forward of approximately $191,185 which expire in 2029.

We follow applicable FASB Statements regarding Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary differences between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of operations because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision for refundable Federal and Provincial  income tax consists of the following:

	July 31, 2009		July 31, 2008		July 31, 2007
Combined Canadian Federal & Provincial income tax rate		29%		29.5%		32.5%
Refundable Federal & Provincial income tax combined attributable to:	$		$		$
Current operations		9,869		19,443		29,655
Nondeductible expenses		-		-		-
Change in deferred tax valuation allowance		(9,869)		(19,443)		(29,655)
Net refundable amount		-		-		-

The cumulative tax effect at the expected combined rate of 30.84% of significant items comprising our net deferred tax amount is as follows:

Inception, June 20, 2007 through July 31, 2009
Deferred tax asset attributable to:
Net operating loss carryover	$58,967
Less, Valuation allowance	(58,967)
Net deferred tax asset	$-

ORE-MORE RESOURCES INC.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS-continued
July 31, 2009
(REPORTED IN CANADIAN DOLLARS)

3.           Income Taxes - continued

At July 31, 2009, we had an unused net operating loss carryover approximating $191,185 that is available to offset future taxable income with $91,246 expiring in 2027, $65,907 in 2028 and $34,032  in 2029.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on July 20, 2007. As a result of the implementation of Interpretation No. 48, the Company recognized approximately no increase in the liability for unrecognized tax benefits.

The Company has no tax position at July 31, 2009 and July 31, 2008  for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at July 31, 2009 or July 31, 2008. The Company’s utilization of any net operating loss carry forward may be unlikely as a result of its intended exploration stage activities.

4.           Stockholders’ Equity

The Company is authorized to issue an unlimited number of shares of common stock with no par value and had 17,400,000 shares of common stock issued and outstanding as of the fiscal year ended July 31, 2009.

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

ORE-MORE RESOURCES INC.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS-continued
July 31, 2009
(REPORTED IN CANADIAN DOLLARS)

5.           Related Party Transactions - continued

(ii)	Loan agreement

On June 20, 2007 the Company entered into a loan agreement with David Adelman (the “Lender”), for $125,000.  The term of the loan is 24 months, with interest to accrue over the term of the loan at a rate of 10% per annum, payable in full on June 30, 2009.  On July 22, 2009, the Company paid the amount of $63,000 to David Adelman, including all accrued interest of $26,164 as at the date of repayment. As of July 31, 2009, the balance sheet reflects loan payable to David Adelman of $88,382 which includes accrued interest of $217.  Mr. Adelman is the father of our former CEO, Mr. Jonathon Adelman.

6.           Subsequent Events

On August 13, 2009, the Company received notification of the transfer of a total of 12,200,000 shares of the Company to New Castle Assets S.A., thus effecting a change of control of the Company.

On August 25, 2009, the then current Board of Directors resigned and two new directors were appointed.

The Company has evaluated subsequent events from the balance sheet date through January 11th, 2010 and determined that there are no other items that require disclosure.

ITEM 19.  EXHIBITS

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
Incorporated by reference to the Exhibits filed with the Form F-1 filed with the SEC on February 20, 2008
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Executive Officer and Principal Financial Officer	Filed herewith
13.1
Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) – Principal Executive Officer and Principal Financial Officer
Filed herewith

SIGNATURES

The issuer hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORE-MORE RESOURCES INC.

Date: January 11, 2010	By:	/s/ Lee Lischka
Name: Lee Lischka
Title:President, Chief Executive Officer, Secretary / Treasurer and Director (Principal Executive Officer and Principal Financial Officer)