Form 20-F
period 2010-07-31
COUGAR OIL & GAS CANADA INC.
filed 2010-11-12
CIK 1427645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2010

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______________

333-149325
Commission File Number

COUGAR OIL AND GAS CANADA INC.
(Exact name of registrant as specified in its charter)

n/a
(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

833 4th Avenue S.W., Suite 1120; Calgary, Alberta T2P 3T5 Canada
(Address of principal executive offices)

William S. Tighe 833 4th Avenue S.W., Suite 1120; Calgary, Alberta T2P 3T5 Canada Tel: (403) 262-8044 E-mail: wmstighe@cougarenergyinc.com
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

61,879,166 shares of common stock outstanding as of October 31, 2010

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

Yes	[X ]	No	[ ]

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

GLOSSARY

Following is a glossary of terms used throughout this Annual Report. Some of the definitions below have been abbreviated from the applicable definition contained in Rule 4-10(a) of Regulation S-X

Development Stage	Includes all companies engaged in the preparation of an established commercially producible oil or gas accumulations(reserves) for its extraction which are not in the production stage.
Exploration Stage	All companies engaged in the search for oil or gas accumulations (reserves) which are not in either the development or production stage.
Feasibility Study	A detailed report assessing the feasibility, economics and engineering of placing an oil or gas mineralization into commercial production.
Development and Production status	Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories.
Proven reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves
Reserves for which quantity and grade and/or quality are computed from information similar to Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Developed Reserves
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into   producing and non producing.

Developed Producing Reserves
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-Producing Reserves
Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped Reserves
Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

Prospect	An area prospective for economic mineralization’s based on geological, geophysical, geochemical and other criteria
Equisetum Field.
This is a strike area where a gas or oilfield has been established and a spacing unit or other approval had been issued by the Energy Resources Conservation Board (ERCB) of the Province of Alberta.  The Equisetum Field is located in the general area of West of the 5th Meridian, Township 88, Ranges 5 to 6.

Kidney Field
This is a strike area where a gas or oilfield has been established and a spacing unit or other approval had been issued by the ERCB of the Province of Alberta.  The Kidney Field is located in the general area of West of the 5th Meridian, Townships 89 to 92, Ranges 3 to 7.

Muskwa Shale.
The Muskwa formation occurs in northern Alberta, northeastern British Columbia and in the southern part of the Northwest Territories.  Gas is produced from the Muskwa formation shales in the Horn River Basin in the Greater Sierra oil field in northeastern British Columbia.  Horizontal drilling and fracturing techniques are used to extract the gas from the low permeability shales.  The formation typically has a thickness of 34 meters (110 ft.).

For ease of reference, the following conversion factors are provided:

1 mile (mi)	= 1.609 kilometers (km)
1 yard (yd)	= 0.9144 meter (m)
1 acre	= 0.405 hectare (ha)

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

As used in this annual report, the terms "we", "us" "our" and Company mean Cougar Oil and Gas Canada, Inc., unless otherwise indicated.

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

The financial statements of our Company for the fiscal year ended July 31, 2010  and period from November 21, 2008 (date of inception) through July 31, 2009 have been audited by RBSM LLP, registered public accounting firm.

A.  Selected Financial Data

The following tables summarize selected financial data for our Company which are stated in Canadian dollars and prepared in accordance with United States generally accepted accounting principles for the year ended July 31, 2010 and the period from November 21, 2008 (date of Inception) through July 31, 2009.  Accordingly, we are presenting only two years of selected financial data.  The information in the table was extracted from the financial statements and related notes included in this annual report and reports that were previously filed and should be read in conjunction with such financial statements.

	Year ended July 31,	From November 21, 2008 through July 31,
	2010	2009
Operating Revenues	$2,657,720	Nil
Income (loss) from Operations	$(3,452,955)	$(509,729)
Net Income (loss)	$(3,173,894)	$(509,729)
Net Income (loss) per share	$(0.06)	$(0.02)

	Year ended July 31,	From November 21, 2008 through July 31,
	2010	2009
Total assets	$9,957,120	$4,080,435
Stockholder equity	$770,099	$2,854,711
Common stock	$4,134,039	$3,295,195
Additional paid in capital	$320,863	$69,279
Number of shares issued and outstanding	61,853,353	40,665,860

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

The exchange rate (represented as the amount US$ that CAD$1.00 would be converted to) as of October 17, 2010, the latest practicable date, was USD: $.9902.

The monthly high and low exchange rates the most recent six months:

	April	May	June	July	August	September
High for period	1.0068	0.9979	0.9859	0.9748	0.9888	0.9808
Low for period	0.9788	0.9217	0.9217	0.9367	0.9374	0.9368

The average annual exchange rate, calculated by using the average of the exchange rates on the last day of each month during the period:

	Year ended July 31,	From November 31, 2008 through July 31,
	2010	2009
Average Rate:	0.95353	0.83449

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

RISKS RELATING TO OUR BUSINESS

Financial Markets Instability and Uncertainty

The 2008/09 worldwide financial and credit crisis has severely restricted the availability of capital and credit to fund the continuation and expansion of junior oil and gas operations worldwide. The shortage of capital and credit, combined with recent substantial losses in worldwide equity markets, led to an extended worldwide economic recession and a very slow recovery.  This limited access to capital still exists today except on extremely dilutive or restrictive terms for exploration and development.  The slowdown in economic activity caused by this recession has immediately reduced worldwide demand for energy, resulting in substantially lower oil and natural gas and other commodity prices. Oil has recovered somewhat, however, natural gas continues to be depressed due to an excess of supply.  The prolonged reduction in oil and natural gas prices has depressed the levels of exploration, development and production activity. That is impacting negatively on our Company’s ability to raise capital to finance our ongoing capital projects. The Company may be required to consider divestiture of some properties or working interests to raise funds. Until the financial market conditions improve, we will face significant challenges in meeting our ongoing financial obligations. This continuing global financial crisis may have differing impacts on our business and financial condition that we cannot currently predict. Global market and economic conditions, including those related to the credit markets, could have a material adverse effect on our business, financial condition and results of operations. A general slowdown in economic activity could adversely affect our business by impacting our ability to access additional exploration and development capital in the interim.

The Oil and Gas Industry Is Highly Competitive

The oil and gas industry is highly competitive. We compete with oil and natural gas companies and other individual producers and operators, many of which have longer operating histories and substantially greater financial and other resources than we do. We compete with companies in other industries supplying energy, fuel and other needs to consumers. Many of these companies not only explore for and produce crude oil and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis. Our larger competitors, by reason of their size and relative financial strength, can more easily access capital markets than we can and may enjoy a competitive advantage in the recruitment of qualified personnel. They may be able to absorb the burden of any changes in laws and regulation in the jurisdictions in which we do business and handle longer periods of reduced prices of gas and oil more easily than we can. Our competitors may be able to pay more for productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to acquire additional properties in the future will depend upon our ability to conduct efficient operations, evaluate and select suitable properties, implement advanced technologies and consummate transactions in a highly competitive environment.

Trends and Uncertainties

We are subject to the following trends and uncertainties:

	Adverse weather conditions that may affect our ability to conduct our exploration activities;

	General economic conditions, including supply and demand for petroleum based products in Canada, the United States, and remaining parts of the world;

	Political instability in the Middle East and other major oil and gas producing regions;

	Domestic and foreign tax policy;

	Price of oil and gas foreign imports;

	Cost of exploring for, producing, and delivering oil and gas;

	Overall supply and demand for oil and gas;

	Availability of alternative fuel sources;

	Discovery rate of new oil and gas reserves; and

	Pace adopted by foreign governments for the exploration, development and production of their national reserves.

ny one of these or a combination of these could result in an adverse impact on our operations, or revenues or our ability to continue our business as currently contemplated.

Government and Environmental Regulation

Our business is governed by numerous laws and regulations at various levels of government. These laws and regulations govern the operation and maintenance of our facilities, the discharge of materials into the environment and other environmental protection issues. The laws and regulations may, among other potential consequences, require that we acquire permits before commencing drilling, restrict the substances that can be released into the environment with drilling and production activities, limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas, require that reclamation measures be taken to prevent pollution from former operations, require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells and remediation of contaminated soil and groundwater, and require remedial measures to be taken with respect to property designated as a contaminated site.

Under these laws and regulations, we could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain limited insurance coverage for sudden and accidental environmental damages as well as environmental damage that occurs over time. However, we do not believe that insurance coverage for the full potential liability of environmental damages is available at a reasonable cost. Accordingly, we could be liable, or could be required to cease production on properties, if environmental damage occurs.

The costs of complying with environmental laws and regulations in the future may harm our business. Furthermore, future changes in environmental laws and regulations could occur that may result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, any of which could have a material adverse effect on our financial condition or results of operations.

We Are an Early Stage Company Implementing a New Business Plan

We are an early stage company with only a limited operating history upon which to base an evaluation of our current business and future prospects, and we have just begun to implement our business plan for the development stage prospects.

The Successful Implementation of Our Business Plan is Subject to Risks Inherent in the Oil and Gas Business

Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire properties and to drill exploratory wells. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. This could result in a total loss of our investment in a particular property. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs will be charged against earnings as impairments.

We Expect Our Operating Expenses to Increase in the Future and May Need to Raise Additional Funds

As our operations grow and develop, so will our operating expenses. We have a history of net losses and may incur additional losses and operating expenses over the next 12 months as we continue to develop our business plan. In addition, we may experience a material decrease in liquidity due to unforeseen expenses or other events beyond our control. As a result, we will need to raise additional funds, and such funds may not be available on favorable terms, if at all. If we cannot raise funds on acceptable terms, we may not be able to execute on our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations.

Operational Risks

Other Regulation of the Oil and Gas Industry

The oil and gas industry is extensively regulated by numerous federal, state, provincial, territorial and local authorities. Legislation affecting the oil and gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies – federal, state, provincial, and territorial – are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply.

Legislation continues to be introduced and revised.  Our operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs we could incur to comply with any such facility, security laws or regulations, but such expenditures could be substantial.

The following is a summary of some of the existing laws, rules and regulations to which our business operations are subject.

Operating Hazards and Insurance

The oil and natural gas business involves a variety of operating hazards and risks that could result in substantial losses to us from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation, and penalties and suspension of operations.

In addition, we may be liable for environmental damages caused by previous owners of property we purchase and lease. As a result, we may incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of our properties.

In accordance with customary industry practices, we maintain insurance against some, but not all, potential losses. We carry business interruption insurance and protection against loss of revenues. Any insurance we obtain may not be adequate to cover any losses or liabilities. We cannot predict the continued availability of insurance or the availability of insurance at premium levels that justify its purchase. We may elect to self-insure if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on our financial condition and results of operations.

We are not currently participating in any non-operated wells and accordingly are not exposed to the risks associated with non-operated participation in oil and natural gas operations.

Title to Oil and Natural Gas Properties

We believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and natural gas industry in Canada and specific to the jurisdiction that the properties reside.

Although title to these properties is subject to encumbrances, in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry; we believe that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from our interest in these properties or will materially interfere with our use in the operation of our business. In some cases, lands over which leases have been obtained may be subject to prior liens that have not been subordinated to the leases. In addition, we believe we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects.

Pipeline Rights-of-Way

Substantially all of our gathering systems and pipelines are constructed within rights-of-way granted by property owners named in the appropriate land records. All of our facilities are located on property owned in fee or on property obtained via long-term leases or surface easements.

Our property or rights-of-way are subject to encumbrances, restrictions and other imperfections. These imperfections have not interfered, and we do not expect that they will materially interfere, with the conduct of our business. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. In some cases, not all of the owners named in the appropriate land records have joined in the right-of-way grants, but in substantially all such cases signatures of the owners of majority interests have been obtained. Substantially all permits have been obtained from public authorities to cross over or under, or to lay facilities in or along, water courses, county roads, municipal streets, and provincial or state highways, where necessary.

Certain of our rights to lay and maintain pipelines are derived from recorded oil and gas leases for wells that are currently in production, however, the leases are subject to termination if the wells cease to produce. In most cases, the right to maintain existing pipelines continues in perpetuity, even if the well associated with the lease ceases to be productive. In addition, because some of these leases affect wells at the end of lines, these rights-of-way will not be used for any other purpose once the related wells cease to produce.

Seasonal Nature of Business

Seasonal weather conditions, road bans and lease stipulations can limit our development activities and other operations and, as a result, we seek to perform a significant percentage of our development during the summer, fall and winter months. These seasonal anomalies can pose challenges for meeting our well development objectives and increase competition for equipment, supplies and personnel during the summer, fall and winter months, which could lead to shortages and increase costs or delay our operations.

In addition, freezing weather, winter storms, and flooding in the spring and summer may impact operations, which could adversely affect our production volumes and revenues and increase our lease operating costs due to the time spent by field employees to bring the wells back on-line.

Environmental, Health and Safety Matters and Regulation

General

Our operations are subject to stringent and complex federal, provincial and local laws and regulations governing environmental protection as well as the discharge of materials into the environment, the generation, storage, transportation, handling and disposal of wastes, the safety of employees and governing the protection of human health and safety. These laws and regulations may, among other things:

	require the acquisition of various permits before exploration or development commences;

	limit or curtail some or all of the operations of facilities deemed in non-compliance with permits or other legal requirements;


restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and gas drilling, production, gathering, treating and transportation activities;

	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, areas inhabited by endangered or threatened species, and other protected areas; and


require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits, plug abandoned wells, and restore, remediate or mitigate impacted environmental media.

These laws, rules and regulations may also restrict the rate of oil and gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, federal, provincial and territorial agencies frequently revise environmental laws and regulations, and the clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment. The oil and gas industry, in particular, recently has come under greater scrutiny by environmental regulators and non-governmental organizations. Any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for or restrictions, or other regulatory burdens on operations of the oil and gas industry, could have a significant impact on our operating costs.

Waste Management

Waste management is governed by various regulatory agencies enforcing specific federal, provincial, territorial, and state regulations and statutes. These regulatory agencies regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous solid wastes. The Company is strictly compliant and will maintain compliance with all applicable waste management regulations and requirements regarding drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, production and transportation of oil and gas.

Comprehensive Environmental Response, Compensation, and Liability

We currently own, lease or operate numerous properties that have been used for oil and gas exploration, production, and transportation. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons were not under our control. Under such laws, we could be required to remove previously disposed substances and wastes, including wastes disposed of or released by us or prior owners or operators in accordance with the then current laws or otherwise, remediate contaminated property, perform plugging or pit closure operations to prevent future contamination, or take other environmental response actions.

Water Discharges and Water Quality

Water discharge and water quality is governed by various regulatory agencies enforcing specific federal, provincial, territorial, and state regulations and statutes. These regulatory agencies impose restrictions and strict controls with respect to the discharge of pollutants in waste water and storm water, including spills and leaks of oil and other substances, into waters of the province. The Company is strictly compliant and will maintain compliance with all applicable regulations and requirements regarding water discharges and water quality. Spill prevention, control and countermeasure requirements of the regulatory agencies may require appropriate containment berms and similar structures to help prevent any type of fluid discharge in the event of a petroleum hydrocarbon tank spill, rupture or leak.

Our operations also produce waste waters that are disposed via underground injection wells. These activities require a permit and are subject to applicable regulatory agency requirements. Currently, our operations comply with all applicable requirements and have a sufficient number of operating injection wells. However, a change in the regulations or the inability to obtain new injection well permits in the future may affect our ability to dispose of the produced waters and ultimately affect the results of operations.

Air Emissions

Air emissions are governed by various regulatory agencies enforcing specific federal, provincial, territorial and state and regulations and statutes. These regulatory agencies regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. Such laws and regulations may require the Company to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions or result in the increase of existing air emissions, obtain or strictly comply with air permits containing various emissions and operational limitations, or utilize specific emission control technologies to limit emissions.

Our Ability to Produce Sufficient Quantities of Oil and Gas from Our Properties May Be Adversely Affected by a Number of Factors Outside Our Control

The business of developing and exploring for and producing oil and gas involves a substantial risk of investment loss. Drilling oil wells involves the risk that the wells may be unproductive or that, although productive, that the wells may not produce oil or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic due to pressure depletion, water encroachment, mechanical difficulties, etc,, which impair or prevent the production of oil and/or gas from the well.

There can be no assurance that oil and gas will be produced from the properties in which we have interests. In addition, the marketability of any oil and gas that we acquire or discover may be influenced by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. We cannot predict how these factors may affect our business.

In addition, the success of our business is dependent upon the efforts of various third parties that we do not control. We rely upon various companies to assist us in identifying desirable oil and gas prospects to acquire and to provide us with technical assistance and services. We also rely upon the services of geologists, geophysicists, chemists, engineers and other scientists to explore and analyze oil prospects to determine a method in which the oil prospects may be developed in a cost-effective manner. In addition, we rely upon the owners and operators of oil drilling equipment to drill and develop our prospects to production. Although we have developed relationships with a number of third-party service providers, we cannot assure that we will be able to continue to rely on such persons. If any of these relationships with third-party service providers are terminated or are unavailable on commercially acceptable terms, we may not be able to execute our business plan.

Market Fluctuations in the Prices of Oil and Gas Could Adversely Affect Our Business

Prices for oil and natural gas tend to fluctuate significantly in response to factors beyond our control. These factors include, but are not limited to actions of the Organization of Petroleum Exporting Countries and its maintenance of production constraints, the U.S. economic environment, weather conditions, the availability of alternate fuel sources, transportation interruption, the impact of drilling levels on crude oil and natural gas supply, and the environmental and access issues that could limit future drilling activities for the industry.

Changes in commodity prices may significantly affect our capital resources, liquidity and expected operating results. Price changes directly affect revenues and can indirectly impact expected production by changing the amount of funds available to reinvest in exploration and development activities. Reductions in oil and gas prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Significant declines in prices could result in charges to earnings due to impairment.

Changes in commodity prices may also significantly affect our ability to estimate the value of producing properties for acquisition and divestiture and often cause disruption in the market for oil producing properties, as buyers and sellers have difficulty agreeing on the value of the properties. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation of projects. We expect that commodity prices will continue to fluctuate significantly in the future.

RISKS RELATING TO OUR COMMON SHARES AND THE TRADING MARKET

Risks of Penny Stock Investing

The Company's common stock is considered to be a "penny stock" because it meets one or more of the definitions in the Exchange Act Rule 3a51-1, a Rule made effective on July 15, 1992. These include but are not limited to the following:(i) the stock trades at a price less than five dollars ($5.00) per share; (ii) it is NOT traded on "recognized" national exchange; (iii) it is NOT quoted on the NASD's automated quotation system (NASDAQ), or even if so, has a price less than five dollars ($5.00) per share; OR (iv) is issued by a company with net tangible assets less than $2,000,000, if in business more than three years continuously, or $5,000,000, if in business less than a continuous three years, or with average revenues of less than $6,000,000 for the past three years. The principal result or effect of being designated a "penny stock" is that securities broker-dealers cannot recommend the stock but must trade in it on an unsolicited basis.

Risks Related to Broker-Dealer Requirements Involving Penny Stocks / Risks Affecting Trading and Liquidity

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated there under by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.

Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Moreover, Commission Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in the Company's stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

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

ITEM 4.     INFORMATION ON OUR COMPANY

History and Development of the Company

Cougar Oil and Gas Canada, Inc. (“Cougar”, “we”, “us”, “our”), formerly Ore-More Resources, Inc., was incorporated under the laws of the Province of Alberta, Canada on June 20, 2007.  Our principal activity is in the exploration, development, production and sale of oil and natural gas.

Our main operations are currently in the Alberta and British Columbia provinces of Canada. Our focus has developed into the specific projects of:

•	Cougar Trout Properties, Alberta (Core Area) – farm-in and acquired lands in the Trout, Kidney and Equisetum fields;
•
CRE Energy Project, Alberta - mineral leases, exploration and development opportunities within the CRE Energy Agreement and several current and proposed Northern Alberta Treaty Land Entitlement Claims;

•	Lucy, British Columbia - Horn River Basin Muskwa shale gas project;
•	Other Alberta properties.

The consolidated financial statements include the accounts of Cougar and Cougar Energy, Inc., a wholly-owned subsidiary, are thereafter collectively referred to as “we”, “us”, “our” or, the “Company”.  All significant intercompany balances and transactions have been eliminated in consolidation.

Reverse Acquisition

In January 2010, the Company entered into a stock purchase Agreement (the “Agreement”) with Cougar Energy, Inc. (which we refer to as CEI) and CEI’s then shareholders whereby CEI agreed to acquire the entire issued and outstanding shares of the common stock of CEI in two stages:

a)  On January 20, 2010, the Company finalized stock purchase agreements effective January 18, 2010 by and between the Company and Zentrum Energie Trust AG, CAT Brokerage AG, LB (Swiss) Private Bank for its client, Mauschen Finanz Inc. and Rahn and Bodmer (collectively the “Vendors”), whereby the Company purchased from the Vendors shares and warrants of the common stock of CEI held by the Vendors.  The Vendors tendered a total of 884,616 common shares of CEI and 884,616 warrants granting the right to the holder, which shall be the Company pursuant to the transfer, to purchase an additional 884,616 common shares of CEI on or before December 4, 2011.   As consideration for the common shares and warrants of CEI tendered by the Vendors, the Company issued a total of 3,980,775 shares of the common stock of the Company to the Vendors and an equal number of warrants, entitling the holders to exercise a total of 5,348,085 warrants.  The warrants have the following exercise prices and expiry dates:

•	1,246,155 warrants to purchase common shares exercisable at $0.288 per common share and expiring on March 4, 2011.
•	2,025,000 warrants to purchase common shares exercisable at $0.288 per common share and expiring on October 31, 2011.
•	2,076,930 warrants to purchase common shares exercisable at $0.577 per common share and expiring on December 4, 2011.

The shares and warrants were exchanged during the week ended January 30, 2010.

b)  On January 25, 2010, the Company finalized a share purchase agreement between the Company and Kodiak Energy Inc. (“Kodiak”) whereby the Company purchased from Kodiak a total of 8,461,549 shares of the common shares of CEI held by Kodiak.  The share purchase agreement called for the Company to issue a total of 1.5 shares of common stock for each share of CEI tendered by Kodiak, resulting in the Company issuing a total of 12,692,324 shares of common stock.  As further consideration for the acquisition of the CEI common shares, the Company forgave all current indebtedness owed to the Company by Kodiak and guaranteed by CEI, which was in the amount of $1,296,889.  An additional condition to the agreement was that a total of 12,000,000 restricted common shares of the Company were cancelled.

Upon consummation of the acquisition, CEI became the only wholly-owned subsidiary of the Company.  Subsequently, on February 4, 2010, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Registrar of Corporations in Alberta, Canada, changing the Company’s name to “Cougar Oil and Gas Canada, Inc.”. As a result of the change of name, the OTC Bulletin Board symbol under which the common stock trades changed from “OMORF.OB” to “COUGF.OB” effective February 22, 2010.

The acquisition is accounted for as a “reverse acquisition”, since the stockholders of CEI owned a majority of the Company’s common stock immediately following the transaction and their management has assumed operational, management and governance control. The reverse acquisition transaction is recorded as a recapitalization of CEI pursuant to which CEI is treated as the surviving and continuing entity although the Company is the legal acquirer rather than a business combination.  The Company did not recognize goodwill or any intangible assets in connection with this transaction.  Accordingly, the Company’s historical consolidated financial statements are those of CEI from its date of inception on November 21, 2008.

Prior to the acquisition of CEI, the company had operating assets and activities within the oil and gas industry, and therefore the acquisition of CEI is not characterized as a shell transaction under SEC rules and regulations.

On January 25, 2010, Cougar Oil and Gas Canada Inc. (“Cougar Canada”) announced that its board of directors and shareholders approved a forward split of the outstanding common stock at the rate of one share into three shares.  The forward stock split had a record date of February 22, 2010 and a payment date of February 25, 2010.  As a result of the forward stock split, the number of issued and outstanding shares of the Company's common stock increased from 19,635,397 to 58,906,191 shares.

Kodiak Energy acquiring 64.6% of the common stock ownership of the Company.  The Company has an ownership of Cougar Energy was 92% at that point.

On March 15, 2010, the board of directors of the Company held a meeting and appointed Mr. Glenn Watt and Mr. William Brimacombe as directors to the board of directors, to take effect immediately. The board of directors also appointed Mr. William Tighe as Chief Executive Officer and Mr. Glenn Watt as Chief Operating Officer of Cougar Canada.

The Company held its annual meeting of shareholders on June 1, 2010, at which the shareholders approve the size of the board of directors to be five persons.

The Company’s principal executive offices are located at 833 4th Avenue S.W., Suite 1120, Calgary, AB, Canada and our telephone number is (403) 262-8044.

Oil and Gas Assets

Through the Company’s wholly owned subsidiary, Cougar Energy, Inc., the Company’s focus is in the primary projects of:

1.	Cougar Trout Properties, Alberta (Core Area) –acquired lands in the Trout, Kidney and Equisetum fields;

2.	First Nation Joint ventures – exploration and development opportunities with the adjacent First Nation Communities and within in the CRE Energy Agreement and other communities;

3.	Lucy, British Columbia – Horn River Basin Muskwa shale gas project; and

4.	Other Alberta properties.

Cougar Trout Properties, (Alberta Core Area)

During the third quarter of 2009, Cougar Energy, Inc., the Company’s wholly owned subsidiary, completed the following transactions.

Trout Core Properties-

Over a period of 6 months in 2009 Cougar Energy, Inc negotiated commercial terms for properties that management believes have the greatest upside through normal maintenance and enhanced recovery programs as well as future potential with additional drilling. These negotiations culminated at the end of September and beginning of October 2009 with Cougar Energy successfully acquiring the Trout Core Area properties from two private oil and gas companies.  Operations commenced on these properties during the winter of 2009/10 consisting of a maintenance and work over programs.   By December 31, 2009 we had reactivated four wells that were previously suspended.  By July 31, 2010, we had optimized the surface and bottom hole equipment on nine wells and had 13 wells in production and completed a substantial geological evaluation on the properties.

The following represents a summary of the acquisitions completed over calendar year of 2009 - 2010 of producing and non-producing properties in the Trent Core Area:

A.
Private Company Production and Property Acquisition (completed October 1, 2009) Cougar Energy   negotiated a purchase agreement with the private company consisting of cash for the P1 reserves and Cougar shares for the P2 reserves.

Included 2560 gross acres of land  and a 65% working interest in six wells – 2 producing wells and 4 suspended wells located in the Kidney and Equisetum fields.Approximately 12 barrels per day (bbl/d) net production (20 bbl/d gross) of light oil at time of acquisition

B.	Private Company Production and Property Acquisition (completed Sept. 30, 2009) Trout and Peerless Properties

The agreed purchase price was Cdn$6,000,000 with an initial payment of Cdn$1,000,000 at closing.   The purchase price was negotiated at $52.50 per barrel (bbl) when oil was currently selling at $75+/bbl.  Included 7,100 gross acres of mineral rights with an average 85% working interest (all continued through production, no expiries).  As of July 31, 2010 approximately 230 barrels per day (bbl/d) net production (275 bbl/d gross) – 85 bbl/d at time of acquisition with 13 pumping wellbores – 8 at time of acquisition 1 observation wellbore and 21 suspended wellbores, 8 single well batteries, 3 water disposal wellbores with associated facilities, 2 multi well batteries with existing fluid handling capacity in excess of 2500bbl/day (oil, gas and water handling and treating capability, approximately 38.7 km of pipelines (oil and produced water), approximately 13 km2 of 3D seismic over the properties and approximately 84 km of 2D seismic over the properties and adjacent lands. The majority of this acquisition is outside the boundary of the Peerless Trout Lake First Nations.  The current surface facilities have a replacement value of Cdn $6,500,000 with a depreciated value of Cdn $1,000,000.  The overall project has an estimated Cdn$50,000,000 in replacement value including wells, facilities, pipelines, roads and power lines.

After operating costs, there is an average of Cdn $50 net back per barrel at current commodity prices.  The cash portion of the acquisition cost was provided by Kodiak Energy and subsequent guarantees by Kodiak Energy and Cougar Energy. Kodiak Energy was able to borrow sufficient funds for the acquisition on behalf of Cougar Energy by way of a bridge loan.  Cougar Energy then closed the acquisitions September 30 and October 1, 2009.

This was a critical mass property acquisition as there is substantial infrastructure, resulting in lower overall operating costs, lower development costs and giving our schedule an enormous leap forward to achieve our goals of creating a 3- 5,000 bbl/d company in a short period of time.  Without this kind of infrastructure, the initial production would have lower netbacks due to higher trucking costs and regular non-producing periods due to weather.  In lieu of this acquisition, a large amount of capital would have to be spent to bring facilities to this baseline, which we now have.  At current costs, the infrastructure replacement value would be substantially in excess of Cdn$6,000,000.   This capital will be spent on the drilling and development work, allowing for a more aggressive growth plan.

The existing area field personnel willingly transferred to Cougar Energy and their many years of hands-on field expertise has already added value.

There are two batteries for the handling and treating of oil and the disposal of the produced water. The batteries are capable of handling an estimated 2,500 bbl/d with nominal refit costs. Many of the wells are piped into the batteries to lower the need for trucking which is especially important for the higher water cut wells – these pipelines can be expanded to further lower operating costs. The existing pipeline systems provides direct access to sales of oil products, which results in the access to sales being in our control and not third party pipeline operator dependent. There are 37 wells, which 13 were producing as of July 31, 2010 – the 21 suspended wells have potential upside, as discussed below. As of July 31, 2010 year end - production was averaging 230 bbl/d net of light sweet crude oil from the Trout field at an average operating cost of Cdn$20.00 to Cdn$25.00/bbl.   We have completed a substantial amount of due diligence and are comfortable with the projected estimated Cdn$50.00 netbacks from these properties at current commodity prices, and this provides for a safety margin much lower than the lowest price seen in the recent recession.

C.	Private Company Production and Property Acquisition (completed October 1, 2009) as a default from partners in the Lucy farm out.

Two producing oil properties in the Crossfield and Alexander fields in Central Alberta

(a)
100% working interest in the Crossfield property – one producing well with single well battery with approximately five barrels per day (bbl/d) net production – production continues to be stable with no capital commitment required

(b)
90% BPO & 55% APO working interest in the Alexander property- one producing Wabamun oil well with a single well battery, one suspended well. The Alexander property had some minor repairs completed in June 2010 and was put back on production. Production is currently approximately 15 barrels per day net production.

We acquired these properties as part of the default on the previous Lucy farm out.  See additional information in the Lucy discussion.

Production from the Company’s new proved reserves commenced on October 1, 2009, and recognition of the associated revenue and cash flow began on that date.

D.	Public Company Production and Property Acquisition (Completed May 28, 2010.) Trout Core Properties

The acquisition included additional working interest and a royalty interest in seven Cougar Energy operated wells and a royalty interest in one non-operated well. The acquisition added approximately nine barrels of net oil production per day and approximately $450,000 of proved reserves (reserve value estimate based on Cougar Energy's Dec. 31, 2009 independent reserve report). The updated ownership and reserve value will be included in the Company’s next independent reserve evaluation.

The purchase price for the acquisition was Cdn$215,000 and was funded from cash flow and Cougar Energy's previously announced credit facilities. The existing revenue and the new revenue from planned work programs will result in an expected payback of less than 12 months

E.	Subsequent Maintenance Programs on all Properties

Prior to each of the acquisitions, we conducted a detailed review of the acquired properties in the public domain petroleum records over last five to seven years and made a comparison to other operators in the area.  In most instances operations and geological teams foresaw a considerable potential to increase production through normal maintenance activities.  These existing technologies have proven to be successful in other similar maintenance programs in the area, we saw a potential to enhance the current production levels within the acquired property.  Some of these normal maintenance activities include and are not limited to: (a) Cleanouts and or Acid wash of perforations; (b) setting of bridge plugs to seal off water and or Re perforating ; (c)Plug off water sources with no resulting loss of production; (d) Drill out plugs and open up previously unproduced zones; (e) Repairs to wells with separated rods Pump and well site equipment optimization; (f) ongoing Waterflood programs

These activities have been initiated on a portion of the properties resulting in the increase of production from the 80 bbls/d net at acquisition by Cougar Energy, Inc to the 230 bbl/d net at July 31, 2010.

F.	Acquisition of Crown Leases (completed July 12, 2010) – for $215,000 Cdn within the Trout Core Area

These leases consisting of 5,377 acres (mineral rights) are located immediately adjacent to Cougar Canada's existing Trout leases and are all within the identified Trout Core area. The Company now holds approximately 15,000 acres of provincial mineral rights. The lease types are a standard provincial 5 year Petroleum and Natural Gas lease including all formations from surface to basement. These leases will also benefit from the recently announced Alberta royalty incentives, which include a 5% New Well Royalty Rate for the first year of production.

Reserve Evaluations and Operations Update Reviews (October 1, 2009, December 31, 2009 and July 31, 2010).

These independent engineering reports were prepared by GLJ and are based on the acquisitions of September 30, 2009 and October 1, 2009.  The reports update the look forward reports that were prepared as part of the negotiations for property acquisitions.  The October 1, 2009 report provided the initial analysis of the consolidated properties in the Trout Field and other Alberta properties acquired at Alexander and Crossfield.  The December 31, 2009 report gave the analysis with the initial work programs implemented and plans for the balance of the winter work season.  The July 31, 2010 yearend report provides the analysis after 10 months of operations and one work program. See analysis of our oil and gas information included as a supplement to this document as required by SEC release 33-8995

Lucy, Northern British Columbia

Cougar Energy, Inc is the operator and 80% working interest owner of a 1,920 acre lease located in Northeastern British Columbia. The Company believes the lease is situated on the southeast edge of the Horn River Basin and the Muskwa Shale gas prospect. Industry continues to show increased interest in this shale gas play with several comparisons of the Muskwa Shale gas potential as an analogue of the Barnett Shale gas potential.

The Kodiak had been involved in two previous drilling operations on the lease. In the fourth quarter of 2006, Kodiak farmed in as a non-operated partner, paying 10% to earn 7.5%, on a drilling operation in the Lucy (Gunnell) area. This first drilling operation, designed to target a Middle Devonian reef prospect, had several operational problems and was unsuccessful.

After performing an internal review of seismic and drilling data, it was determined that there was a seismic anomaly on the southern half of the lease. This anomaly was identified on several different seismic lines and a decision was made to drill a well on that part of the lease to evaluate both the anomaly as the primary target and the Muskwa Shale, seen in the first well but not evaluated by the operator at that time.

In the third quarter of 2007, the Kodiak served its partners with an independent operations notice which resulted in the Company increasing its working interest in the lease to 80%.

In the first quarter of 2008, a second drilling operation was completed and a vertical well was cased. It was determined that the Middle Devonian seismic anomaly was not a reef buildup and the wellbore was cased due to encountering significant gas shows in the previously identified Muskwa Shale with a formation thickness of approximately sixty meters.

The Kodiak submitted an application to the British Columbia Oil & Gas Commission (“OGC”) for an experimental scheme to test the Muskwa Shale gas potential. On August 12, 2008, Kodiak received the final approval of the Lucy experimental scheme application. Kodiak prepared a multi-phase work program designed to test the deliverability of the Muskwa Shale gas formation using vertical and horizontal drilling and completion techniques. Kodiak’s proposed work program would allow for early production into a pipeline in order to monitor long-term deliverability rates and pressures of horizontal and vertical test wells on the periphery of the Horn River Basin.

These results would be some of the first commercial production results for a Horn River Basin shale gas project and would provide information that would help define the effective exploration area of the Basin and assist in the validation of adjoining properties in a divestiture process, should that occur.

Kodiak engaged an industry-recognized shale gas assessment laboratory to prepare and analyze the drill cuttings from the 2008 well in order to evaluate the Muskwa Shale interval for gas potential. The shale gas assessment is conducted by performing various tests on the rock cuttings that were obtained while drilling the well in order to determine the type, quality and amount of both adsorbed and free gas.

The most important conclusion from the drill cutting analysis is that the information received continues to support the evaluation of Kodiak’s Muskwa (Evie) Shale gas prospect. The laboratory data is consistent with other public industry and government data on the Muskwa Shale. It should also be noted that the numbers obtained on the laboratory analysis of drill cuttings may be conservative due to the nature of sampling drill cuttings on a drilling rig. Another significant point is that all three wells on the Kodiak lease, drilled deep enough to penetrate the Muskwa Shale, had elevated gas detector readings while penetrating the shale layers.

The prospect is still in the early stages of delineation and no assurance can be given that its exploitation will be successful. Further appraisal work is required before these estimates can be finalized and commerciality assessed.

The severe turn down in gas prices over the past year has made natural gas projects difficult to show returns on investment – especially high capital cost projects such as those in the Horn River Basin – despite the very large reserves and recovery rates attributed to the Muskwa shales.   The current $3 to $5 gas prices limit the return for this project in the short term and the availability to obtain development financing.

The current intention is to perform the following work commitments for the license (as new information and financing becomes available, the plans may be revised).  In lieu of obtaining our own financing, we are actively enlisting joint venture partners to move the project forward by way of divesting part of our interest.


Perforate the Muskwa intervals, perform a vertical shale gas fracture treatment, test and evaluate pressures and production and, if economic, equip and tie in well to an existing pipeline approximately 1 Km from the wellhead; and


Drill and case a 1,000 meter horizontal leg from an existing cased vertical well on the lease, perform a horizontal staged fracture treatment, test and evaluate pressures and production and, if economic, equip and tie in well to pipeline.

In January 2009, the Kodiak vended its Lucy, British Columbia into Cougar Energy.

In April 2009, Cougar Energy, entered into a standard farm-out and participation agreement with one of its partners. The partner would provide 90% of the funding for the first phase of the “Lucy” Horn River work program. Upon completion of the funding, the partner will have earned an additional 30% working interest in the wells and property. Cougar Energy will maintain operator status and majority ownership of the project with the management of Kodiak/Cougar overseeing the execution of the work program. Upon fulfillment of the funding provisions of the farm-out and participation agreement, Cougar Energy’s working interest in the “Lucy” Horn River Basin project would be 50%.

Our partner did not complete its financing commitment and this farm-out and participation agreement expired on August 15, 2009. After due diligence was completed in October, 2009, the partner transferred its interest in its Alexander and Crossfield, Alberta wells to the Company as a penalty for non-completion .

Oil and Gas Leases and Development Rights

As of July 31, 2010, we had approximately 58 leases covering approximately 15,500 gross acres. The typical oil and gas lease provides for the payment of royalties to the mineral owner for all oil or gas produced from any well drilled on the lease premises. This amount typically ranges from 12% to 30% resulting in a 70% to 88% net revenue interest to us.

Because the acquisition of oil and gas leases is a very competitive process, and involves certain geological and business risks to identify productive areas, prospective leases are sometimes held by other oil and gas operators. In order to gain the right to drill these leases, we may purchase leases from other oil and gas operators. In some cases, the assignor of such leases will reserve an overriding royalty interest, ranging from 5% to 15%, which further reduces the net revenue interest available to us to between 55% and 73%.

As of July 31, 2010, approximately 70% of our oil and gas leases were held by production, which means that for as long as our wells continue to produce oil or gas, we will continue to own those respective leases.

In the Trout Area, Alberta as of July 31, 2010, we held oil and gas leases on approximately 15,500 gross acres, of which approximately 5,000 gross acres (33%) are not currently held by production. The approximate 5,000 acres had an expiry date in the third quarter of 2015 and an application has been submitted to the regulatory agency to extend the expiry of these leases.

In the Alexander Area, Alberta as of July 31, 2010, we held oil and gas leases on approximately 160 gross acres, of which no gross acres are currently held by production. There are no expiry issues for this lease.

In the Crossfield Area, Alberta as of July 31, 2010, we held oil and gas leases on approximately 160 gross acres, of which no gross acres are currently held by production. There are no expiry issues for this lease. See subsequent event notes

In Lucy, British Columbia as of July 31, 2010, we held oil and gas leases on approximately 1,975 gross acres, of which approximately 1,975 gross acres (100%) are not currently held by production. The Lucy mineral lease was extended as part of an approved Experimental Scheme application to the regulatory agency. The Lucy lease is currently extended indefinitely.

Property, Plant and Equipment

See the discussion above and in Item 5 with respect to the property, plant and equipment.

COMPETITIVE STRENGTHS OF THE COMPANY

Dominant Position in the Trout Area, Alberta

The Company has acquired a strategically valuable core area in the Trout properties. By acquiring the operations of wells, facilities, pipelines and roads, the Company can set the pace for the development rather than be dependent on other non-receptive operators.

Attractive Underlying Economics

The Company currently has net crude oil production of approximately 230 barrels per day (bbl/d). With all of the production consisting of light sweet crude oil coming from mature fields with an average decline rate of 10% per year.  With an average operating cost of $20 to 25/bbl. Cdn., this results in a netback  between $40 to $50 at the current  yearly range of $70 to $80/bbl commodity prices. These attractive economics are the result of acquiring an extensive production infrastructure including wells, pipelines, treating facilities, roads, and access to power. This infrastructure also contributes to low Find and Development costs (F&D). which then translates into a recycle ratio (net back/F&D) of approximately eight.  With additional available development projects which will add production at $10,000 per flowing barrel - based on the previous 12 months operations - there is additional opportunities for low risk development

Stable Base Production

The majority of the Company’s current producing properties are located in mature reservoirs with predictable lower annual decline rates. This allows the Company to more accurately predict cash flow and plan development and exploration opportunities.

Commodity Position

All the Company’s current proved and probable production in the Trout Area is light sweet crude oil, which receives the going price for crude without discounts.

Valuable Acreage Positions

Trout Area, Alberta

As described above, the Trout land position as the core area with the adjacent Peerless block. – as a consolidated land position, with infrastructure, this project provides a foundation for growth and expansion.

Lucy, NE British Columbia

As described above, the 3 sections with 80% working interest, with a shale gas opportunity to diversify commodities when justified.

Development and Exploration Opportunities

Core Trout Project, Alberta (Trout and Peerless)

The infrastructure will support substantially increased production levels (up to 2,500bbl/d) from the area with nominal increases in costs – providing opportunities to consolidate other properties into this Core Project, which the Company is actively working on.

The existing Trout and Peerless land base provides many opportunities for drilling programs to add reserves and production. The Company has acquired 2D and 3D seismic on much of these lands.   In addition, the existing suspended wells provide many opportunities for workovers to add reserves and production at much lower than drilling or acquisition costs, which has been demonstrated with the current programs initiated.

The First Nation Joint Ventures provides additional drilling and development opportunities with adjacent land to our Core Trout Project that may use the existing infrastructure

Oil Marketing Contracts

The Company currently has an oil marketing contract with an established Canadian marketing company. The contract is a monthly evergreen contract for oil purchased at the 40 degree price for light sweet crude oil at Edmonton, Alberta. The contract can be terminated with 30 days notice.

Hedging Contracts and Policies

We have no commodity hedging contracts in place at July 31, 2010.

Exploration and Production

Our operations are subject to various types of regulation at federal, state, provincial, territorial and local levels. These types of regulations may include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most provinces, states, territories and some municipalities in which we operate also regulate one or more of the following:

	the location of wells;

	the method of drilling and casing wells;

	the surface use and restoration of properties upon which wells are drilled;

	the plugging and abandoning of wells; and

	notice to surface owners and other third parties.

 Although the regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability, these burdens generally do not affect us any differently or to any greater or lesser extent than they affect other companies in the industry with similar types, quantities and locations of production.

See additional discussion in Item 1A. Risk Factors.

Employees and Consultants

The Company did not have any employees during fiscal 2009. After the closing of the acquisition of the majority of the shares of Cougar Energy, the Company took over operations of Cougar Energy effective March 1, 2010, including the employees and consultants.

As of July 31, 2010, the Company has a total of eight executive, administrative and operational personnel – both direct employee and consultants, located at our headquarters in Calgary, Alberta, Canada. The Company has a total of three field contractors located in the Trout Area properties, north central Alberta, and one field contractor located in the Alexander property, central Alberta Canada. Professional consultants are utilized on an as needed basis.  Our employees and consultants are covered by employment and consulting agreements. Management considers its relations with our employees to be satisfactory.

Where to Find Additional Information

Additional information about us can be found on our website at www.cougarenergyinc.com. Information on our website is not part of this document. The Company also provides free of charge on our website our filings with the SEC, including our annual reports, quarterly reports and current reports, along with any amendments thereto, as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC.

You may also find information related to our corporate governance, board committees and Company code of ethics on our website. Among the information you can find there is the following:

	Code of Conduct – included in appendix

	Mandate of the Board of Directors

	Audit Committee Charter - included in appendix

	Nomination Committee Charter - included in appendix

	Compensation Committee Charter – included in appendix

	Corporate Disclosure & Insider Trading Policy

	Whistleblower Policy

	Health, Safety and Environment Policy

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

From time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by us with the Securities and Exchange Commission. Words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements". Such statements are qualified in their entirety by reference to and are accompanied by the above discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

Management is currently unaware of any trends or conditions other than those mentioned elsewhere in this management's discussion and analysis that could have a material adverse effect on the Company's consolidated financial position, future results of operations, or liquidity. However, investors should also be aware of factors that could have a negative impact on the Company's prospects and the consistency of progress in the areas of revenue generation, liquidity, and generation of capital resources. These include: (i) variations in revenue, (ii) possible inability to attract investors for its equity securities or otherwise raise adequate funds from any source should the Company seek to do so, (iii) increased governmental regulation, (iv) increased competition, (v) unfavorable outcomes to litigation involving the Company or to which the Company may become a party in the future and, (vi) a very competitive and rapidly changing operating environment. The risks identified here are not all inclusive. New risk factors emerge from time to time and it is not possible for management to predict all of such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

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

The following discussions and analysis should be read in conjunction with the ‘Selected Consolidated Financial Information’ included elsewhere herein and our historical consolidated financial statements and the accompanying notes.

Overview

History

Cougar Oil and Gas Canada, Inc. (“Cougar”, “we”, “us”, “our”), formerly Ore-More Resources, Inc., was incorporated under the laws of the Province of Alberta, Canada on June 20, 2007.  Our principal activity is in the exploration, development, production and sale of oil and natural gas.

Our main operations are currently in the Alberta and British Columbia provinces of Canada. Our focus has developed into the specific projects of:

•	Cougar Trout Properties, Alberta (Core Area) – farm-in and acquired lands in the Trout, Kidney and Equisetum fields;
•
CRE Energy Project, Alberta - mineral leases, exploration and development opportunities within the CRE Energy Agreement and several current and proposed Northern Alberta Treaty Land Entitlement Claims;

•	Lucy, British Columbia - Horn River Basin Muskwa shale gas project;
•	Other Alberta properties.

The consolidated financial statements include the accounts of Cougar and Cougar Energy, Inc., a wholly-owned subsidiary, are thereafter collectively referred to as “we”, “us”, “our” or, the “Company”.  All significant intercompany balances and transactions have been eliminated in consolidation.

In January 2010, the Company entered into a stock purchase Agreement (the “Agreement”) with Cougar Energy, Inc. (which we refer to as CEI) and CEI’s then shareholders whereby CEI agreed to acquire the entire issued and outstanding shares of the common stock of CEI in two stages:

a)  On January 20, 2010, the Company finalized stock purchase agreements effective January 18, 2010 by and between the Company and Zentrum Energie Trust AG, CAT Brokerage AG, LB (Swiss) Private Bank for its client, Mauschen Finanz Inc. and Rahn and Bodmer (collectively the “Vendors”), whereby the Company purchased from the Vendors shares and warrants of the common stock of CEI held by the Vendors.  The Vendors tendered a total of 884,616 common shares of CEI and 884,616 warrants granting the right to the holder, which shall be the Company pursuant to the transfer, to purchase an additional 884,616 common shares of CEI on or before December 4, 2011.   As consideration for the common shares and warrants of CEI tendered by the Vendors, the Company issued a total of 3,980,775 shares of the common stock of the Company to the Vendors and an equal number of warrants, entitling the holders to exercise a total of 5,348,085 warrants.  The warrants have the following exercise prices and expiry dates:

•	1,246,155 warrants to purchase common shares exercisable at $0.288 per common share and expiring on March 4, 2011.
•	2,025,000 warrants to purchase common shares exercisable at $0.288 per common share and expiring on October 31, 2011.
•	2,076,930 warrants to purchase common shares exercisable at $0.577 per common share and expiring on December 4, 2011.

The shares and warrants were exchanged during the week ended January 30, 2010.

b)  On January 25, 2010, the Company finalized a share purchase agreement between the Company and Kodiak Energy Inc. (“Kodiak”) whereby the Company purchased from Kodiak a total of 8,461,549 shares of the common shares of CEI held by Kodiak.  The share purchase agreement called for the Company to issue a total of 1.5 shares of common stock for each share of CEI tendered by Kodiak, resulting in the Company issuing a total of 12,692,324 shares of common stock.  As further consideration for the acquisition of the CEI common shares, the Company forgave all current indebtedness owed to the Company by Kodiak and guaranteed by CEI, which was in the amount of $1,296,889.  An additional condition to the agreement was that a total of 12,000,000 restricted common shares of the Company were cancelled.

Upon consummation of the acquisition, CEI became the only wholly-owned subsidiary of the Company.  Subsequent to the completion of the reverse acquisition, the Company amended its article of incorporation and changed its name to Cougar Oil and Gas Canada, Inc.

The acquisition is accounted for as a “reverse acquisition”, since the stockholders of CEI owned a majority of the Company’s common stock immediately following the transaction and their management has assumed operational, management and governance control. The reverse acquisition transaction is recorded as a recapitalization of CEI pursuant to which CEI is treated as the surviving and continuing entity although the Company is the legal acquirer rather than a business combination.  The Company did not recognize goodwill or any intangible assets in connection with this transaction.  Accordingly, the Company’s historical consolidated financial statements are those of CEI from its date of inception on November 21, 2008.

Prior to the acquisition of CEI, the company had operating assets and activities within the oil and gas industry, and therefore the acquisition of CEI is not characterized as a shell transaction under SEC rules and regulations

GENERAL

Cougar Energy, Inc. is an oil and gas company that engaged in the development and exploration for natural resources. Since 2008 and until the fourth quarter of 2009, the Cougar Energy, Inc was active in Canada in acquiring properties that are prospective for petroleum and natural gas and related hydrocarbons. The prospects that Cougar Energy, Inc. holds are generally under leases and include partial and full working interests. In all of the core properties, Cougar Energy, Inc. is the operator and majority interest owner. The prospects are subject to varying royalties due to the state, province, territory, or federal governments and, in some instances, to other royalty owners in the prospect.

In January 2009, the Kodiak vended its Lucy, British Columbia and CRE Energy Project, into Cougar Energy, Inc. for financing purposes.  The Cougar Energy, Inc., acquisition of producing properties was effective September 30, 2009 and October 1, 2009, and as a result Cougar Energy, Inc. became a development company with oil and gas reserves, production, and recognized revenue.

On February 4, 2010, Ore More Resources changed its name to Cougar Oil and Gas Canada, Inc.

OIL AND GAS PRODUCTION

As of July 31, 2010, the Company had net production of approximately 230 barrels of oil per day (bbl/d). The production was from 13 wells in the Company’s Trout properties, one well in the Crossfield property and one well in the Alexander property. Produced water was disposed of in two of the Company’s operated water disposal wells.

See SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING for detailed analysis of reserves, production, land, revenue and expenses as per SEC release 33-8995

PLANS FOR GROWTH

Trout Operations Growth Plans – The Company has prepared a multifaceted development program which is designed to carry the Company forward with the overall goals of increasing production. The plan is to efficiently execute field programs which combine the optimization of existing wells and infrastructure with additional infill drilling and supplemented with land acquisitions and 3D seismic supported exploration drilling. This combination of field operations represents a balanced portfolio of risk versus reward which can be easily adjusted depending on cash flow, commodity prices and financing.

Field Optimization – Following the acquisition of the properties in the Trout area all of the existing wellbores and production practices were reviewed to identify inefficient practices. Approximately thirty field optimization projects were identified during the field review. The projects were primarily focused around field management and deliverability of existing assets.

The Company has finished implementing approximately half of the optimization projects originally identified during the field review which resulted in a production increase in excess of 250%. The projects implemented in the field have included repair and replacement of surface and downhole production equipment, implementation of chemical enhancement programs and debottlenecking of pipeline and infrastructure facilities. The Company plans to continue to execute the remaining field optimization programs over the next 12 months.

Infill Drilling – The majority of the wells on the Trout properties were drilled almost twenty years ago when oil prices were much lower and infrastructure was much less developed. Infill drilling is an important optimization technique in which new vertical, directional and horizontal wells are added to an existing pool to maximize the total oil recovery.

The Company recently acquired 12 Km2 of 3D seismic over a core area of the existing property which complements the 3D seismic acquired in the original acquisition.– see subsequent event notes. The Company has finished evaluating these two 3D seismic surveys over their Trout and Peerless properties and has identified an additional 4-5 infill drilling locations to increase the overall drainage of the oil reserves. These infill locations have an expected find and development (F&D) cost of $5-7 per barrel. The Company plans include the first 2 infill wells in Q1, 2011.
The Company has evaluated the overall seismic mapping for the area and has planned an extensive 3D program to be initiated in Q1, 2011.  The size of this 3D program coupled with the drill results will support additional drilling programs described below.

Additional Development – In addition to the production optimization and infill drilling projects, the Company has been aggressively planning out the future growth for the Company. These plans include the acquisition of existing assets in the area and the development of neglected production areas. The Company is continuously evaluating acquisition opportunities in the core area and will act on these opportunities if the project details and economics are synergistic.  Development plans include the following:

(a)
The Company has identified several neglected production areas and has implemented a strategy to acquire land from the public or private landowner around these areas whenever possible. Once the land has been acquired the Company will typically perform some additional seismic acquisition and review and then proceed with the drilling operations.

(b)
The Trout area has excellent well control to assist the modeling of the future drilling programs. The majority of the wells drilled in the area were cored which allows for a detailed rock evaluation in additional to the conventional well log information. There is an important blend of geological and geophysical analysis to identify the target formations and the structure required to trap the oil in place.

(c)	The Company is also evaluating other production areas in western Canada as potential acquisition targets and secondary core areas.

Continued Development of the Trout Area through Systematic Operational Controls

As we develop our maintenance program through the Trout Area lands in north central Alberta, we will continue to utilize our economic model to drive efficiency and minimize costs. We will focus our maintenance program on industry best practices and continued technological enhancements to maximize our return on assets and capital deployed.

Consolidate the Trout Area

To further enhance our economies of scale, we intend to be aware of other acquisition opportunities in the area. Consistent with our strategy to improve our financial flexibility, we intend to make acquisitions utilizing either equity and/ or debt instruments.

Develop Trout Area Assets

We intend to prudently develop this acreage position by redeploying cash flow generated from area operations. We are currently evaluating a series of developmental drilling locations in addition to several step out drilling locations with the goal of adding incremental reserves and cash flow. As we are focused on locations in areas with existing infrastructure, we expect our development plan to have a near-term material impact on our proved reserves and production. We believe investing in this area is the most expedient way for us to improve our financial flexibility and return on capital.

The First Nation Joint Ventures

Ventures with the First Nation provides additional drilling and development opportunities with adjacent land to our Core Trout Project that may use the existing infrastructure.  The Company continues to actively work on the First Nation joint ventures with a goal of responsible development of the leased oil and natural gas mineral rights. Private First Nation land represents some of the largest unleased blocks of mineral rights in the province of Alberta and Cougar has identified this type of Joint Venture as a strategically critical growth opportunity. The Company has paid an exclusivity fee to an authorized First Nation agent which provides the opportunity to lease specific mineral rights. The Company is also currently working with other First Nation groups to develop mutually beneficial joint venture agreements which will allow Cougar and the First Nations to explore and develop conventional oil and natural gas prospects on private lands and public lands. These joint venture projects will generally be developed using traditional exploration and development techniques which include leasing blocks of mineral rights and using seismic and drilling to develop the prospects. Further information regarding these joint ventures will be provided when available.

Lucy, British Columbia

Our Muskwa Shale project in the Horn River Basin of north east British Columbia has prospects for natural gas that are comparable to many of the major developments currently under way in the area.  With an investment in a fracture program on the two existing wells, a development into a producing property may be possible that may show the large recoverable reserves seen in the area.

The current intention is to perform the previously planned vertical and horizontal work programs for the license).  In lieu of obtaining our own financing, we are actively enlisting joint venture partners to move the project forward by way of divesting part of our interest. We monthly review the opportunity and balance the risk versus reward and which can be adjusted depending on cash flow, commodity prices and financing.  When the stability of natural gas prices over a period of time that then translates into a net back on the Lucy prospect we will look to assign capital dollars to the project.  Until then there is no expiry on the lease.

Summary

The Company plans to aggressively develop and optimize its assets in Alberta and British Columbia. Due to the strength of the crude oil commodity prices Cougar will focus on the development of the crude oil properties over natural gas. A maintenance and development program has been prepared and will be implemented as capital is available focusing on low risk work. The Company will also continue preparing for a planned two well drilling program and nine square mile seismic program in parallel to the maintenance programs.

Regulatory Matters

We are not aware that there are any Oil and Gas regulatory matters that may affect our business other than those disclosed herein.

Organizational Structure

Cougar Oil and Gas Canada, Inc. has a wholly owned (100%) subsidiary Cougar Energy, Inc.  Cougar Energy, Inc. owns the assets and liabilities associated with the oil and gas operations. The intention is to merge Cougar Oil and Gas Canada, Inc. and Cougar Energy, Inc. when all the documentation can be prepared and completed for this merger as per Alberta Corporate requirements.  See additional information in section 5.

BUSINESS STRATEGIES

Financial Flexibility

The Company has used and expects to use a variety of sources of funding to finance its acquisitions and capital development and exploration programs for 2010 - 2011.

	Internally generated cash flow from operations – this will be key going forward and used as a priority when possible .


Debt financing – both revolving line of credit and specific debt instruments for specific projects – normally lower risk projects or smaller acquisitions.  Also vendor take backs – in certain circumstances when it benefits both the vendor and the purchaser – a type of debt structure may be set up with the vendor.

	Equity issues when terms and conditions are appropriate – for higher risk exploration projects or larger acquisitions.

This ability to adjust projects and timelines, due to large land bases and multiple projects and work within different financing models, has allowed the Company to survive the recent recession and actually show growth in difficult times.

INANCIAL INFORMATION

Financial Condition and Changes in Financial Condition:

The Company’s total assets have increased to $9,957,120 as at July 31, 2010 from $4,080,435 as at July 31, 2009. This increase resulted from the acquisition of Cougar Energy, Inc. and the subsequent capital expenditure programs undertaken by Cougar Energy, Inc. Total assets also include cash and other current assets of $517,406 (July 31, 2009 - $15,705).

For the first time, the Company has evaluated and unevaluated properties. Evaluated or proved properties net of accumulated depreciation, depletion and amortization was $5,500,000 (July 31, 2009 - $ nil). The $5,500,000 addition of proved properties is net of a year-end ceiling test write down of $2,132,179. Unevaluated or undeveloped properties decreased to $3,934,051 as at July 31, 2010 from $4,064,730 on July 31, 2009. The decrease results from a transfer of certain assets from unevaluated to evaluated.

The Corporation reports its reserves in the United States based on a “constant pricing and cost assumptions” model to meet US GAAP requirements and the values shown in that portion of the GLJ report and the resultant differences are due to those base assumptions.

In December 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting, which is effective for reporting 2009 reserve information. In January 2010, the FASB issued its authoritative guidance on extractive activities for oil and gas to align its requirements with the SEC’s final rule. We adopted the guidance as of July 31, 2010 in conjunction with our year-end reserve report as filed in the US, as a change in accounting principles that is inseparable from a change in accounting estimates. Under the SEC’s final rule, prior period reserves were not restated.

For the United States, the primary impacts of the SEC’s final rule on our reserve estimates and future net revenues include the use of the unweighted 12-month average first-day-of-the-month reference price of $69.87 USD per barrel for oil compared to an actual average price of $74.87 USD per barrel received for the 10 months of reported operations. - thus, a price point was used for estimating reserves and future revenues which was 93% of actual.

Our total current liabilities were $4,822,937 (July 31, 2009 - $1,118,057) and consisted of accounts payable and accrued liabilities relating to capital activities and general and administrative costs incurred. Also included in current liabilities were notes payable of $65,833 (July 31, 2009 – $ nil), an operating bank credit line of $1,425,000 (July 31, 2009 -$ nil), related party obligations of $674,519 (July 31, 2009- $180,668) and current portion of long term debt of $672,124 (July 31, 2009 – $ nil).

We had long term liabilities of $3,051,978 (July 31, 2009 - $ nil) resulting from the property acquisition made in the third quarter of 2009. See Cougar Core Trout properties in Item 4. Asset retirement obligations of $1,311,206 (July 31, 2009 - $107,667) were recorded at year end. This increase resulted from the October, 2009 acquisitions and the transfer of certain assets from unevaluated to evaluated.

Shareholders’ equity as at July 31, 2010 amounted to $770,999 (July 31, 2009 - $2,854,711), net of a deficit of $3,683,623 (2009 - $509,729) and comprehensive loss of $280 (July 31, 2009 - $34).

Overall Operating Results (All dollar values are expressed in Canadian dollars unless otherwise stated)

In the year ended July 31, 2010, the Company had revenue of $2,657,720 (July 31, 2009 - $ nil) and operating costs of $1,327,376 (July 31, 2009 - $ nil) relating to its first ten months of producing operations from its Trout, Alberta project. The Company has now moved from an exploratory stage to a early development stage company.

Net Loss for the year ended July 31, 2010 totalled $3,173,894 (July 31, 2009 - $509,729). These losses include general and administrative expenses of $1,618,635 (July 31, 2009 - $505,216), which includes stock-based compensation expense amounting to $251,584 (July 31, 2009 - $69,279), interest expense of $314,358 (July 31, 2009 - nil), depletion depreciation and accretion including ceiling test impairment write-downs of $3,164,664 (July 31, 2009 - $4,513) and gains on settlement of an operating agreement and debt aggregating $593,419 (July 31, 2009 - $ nil).

General and administrative expenses include the cost of consulting personnel and others who provided investor relations services, public company costs for SEC reporting compliance, accounting, audit and legal fees and other general and administrative office expenses. General and administrative expense also includes stock-based compensation relating to the cost of stock options granted to directors, officers and other personnel of $251,584 in 2010 (July 31, 2009 - $69,279). General and administrative costs have been increasing, as the scope of the company’s activities have increased, and we believe substantial amounts will continue to be spent on such costs in the near term as we progress with the evaluation of our oil and gas prospects. A significant increase in our shareholder base from 15 to approximately 420 shareholders during the past year has also contributed to our increased general and administrative costs.

Interest expense for the year ended July 31, 2010 was $314,358 (July 31, 2009 - $nil).

Depletion, depreciation and accretion including ceiling test impairment write-downs includes the cost of depletion and depreciation relating to production from producing properties in 2010, ceiling test impairment write-downs and the cost of depreciation relating to office furniture and equipment. The remaining capitalized costs relating to Canadian unproven properties have been excluded from the depletable cost pools for ceiling test purposes.

Reserves, Production, and Related Revenue and Expenses Information

In 2010, Cougar Canada began economic production on its evaluated proven assets.  The tables in the supplementary information at the end of this Form 20-F provide information for this production, revenue, royalties, expenses, G&A related to the operations and net backs.

Property and Equipment

Property and equipment is recorded at cost. Depreciation of assets is provided by use of a declining balance method over the estimated useful lives of the related assets. Expenditures for replacements, renewals, and betterments are capitalized. Maintenance and repairs are charged to operations as incurred.

Liquidity and Capital Resources

Since inception to January 25, 2010, the Company’s operations have been financed from the sale of securities and loans from shareholders.  Since that date, the Company’s operations have been financed from cash flow, the sale of securities and credit lines established at banks. The working capital deficiency increased from $1,102,352 as at July 31, 2009 to 4,305,531 as at July 31, 2010. Of  this amount, $65,833 (July 31, 2009 – $ nil) is a current note payable, $1,425,000 represents our drawn operating credit line as at July 31, 2010 (July 31,2009 - $ nil) and $672,124 (July 31, 2009 – $ nil) is the current portion of long term debt. Subsequent to year end, the notes payable have been converted to equity and payments have been made on the current portions of long term debt. As at July 31, 2010, the Company was not in breach or default of any covenants or terms of any credit or lending agreements.

During fiscal year ended July 31, 2010, the Company raised $722,469 in private placement financing proceeds in Cougar Energy, Inc. Additionally, the Company established an operating credit line of $1.5 million with a Canadian chartered bank, which subsequent to July 31, 2010 was increased to $2.5 million. Other short term borrowings, related party loans and warrant exercises in the aggregate totalled $549,787. These financings have and will enable Cougar Energy to finance ongoing capital expenditures and general and administrative expenses.

During 2009, the Cougar Energy, Inc. received $1,350,000 CAD by way of a loan from Kodiak to assist in funding the down payment for the September 30, 2009 property acquisition. This loan was acquired by a non-related third party in December, 2009 and subsequent to July 31, 2010 converted to equity.

The Company has positive net cash flow from operations as at July 31, 2010.The Company is in the process of seeking additional financing that will provide financing to carry out its business plan through 2011. Such additional financing will be required for the company’s 2011 exploration activities.    In the event that additional equity capital is raised at some time in the future, existing shareholders will experience dilution of their interest in the Company, or the Company’s interest in its subsidiary.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The current Executive Officers and Directors of the Company as of the filing date of this Annual Report and their ages are as follows:

Name	Age	Position	Date Elected
William S. Tighe Calgary, Alberta, T3E 5X1	59	Chairman of the Board, CEO	January 25, 2010
Paul Galachiuk	50	Director	September 10, 2010
Lee Lischka	44	Director	August 25, 2009
Glenn Watt	36	Director, COO and President	June 1, 2010 /August 17,2010
Bruce Dowell	54	Director	August 25, 2009
William Brimacombe	67	Director	June 1, 2010
Michael Hamilton	67	Director	October 29, 2010
David Wilson	45	CFO	January 25, 2010

The following are brief biographies of our directors and officers:

William S. Tighe, Chairman of the Board

Mr. William Tighe has held the position of Chief Operating Officer, and Director of the Company since January 2010 and Chief Executive Officer Kodiak Energy, Inc. since December 2007.   Mr. Tighe has focused on developing the Company's business interests.  His past experience includes approximately thirty years in management, operations, maintenance, and more recently major and minor projects for both Canadian and other international energy companies. These positions were in a variety of field settings from the heavy oil industry, sour gas and liquids plants in Alberta and British Columbia and the sub-arctic in Canada, to design offices, construction, construction and startup, and operation of large gas/liquids processing operations in Southeast Asia. From 2004 to 2005, Mr. Tighe worked for Suncor Energy Ltd. as a Business Services Manager, Growth Planning and Development. From 2000 until 2004, he worked for Petro China International as Operations Development and Commissioning Manager. Prior to that, Mr. Tighe had extensive experience in both Alberta and internationally in the oil and gas industry. He attended the University of Calgary where he studied general science and computer science. Mr. Tighe is a director of Tamm Oil and Gas Corp., a junior heavy oil exploration and development company based in Calgary, Alberta, Canada.  He holds an Interprovincial Power Engineering Certification II Class. We believe that the extensive Canadian and international oil and gas experience, coupled with the 5 years as President and COO of the Company as a fully reporting SOX compliant issuer, makes Mr. Tighe an asset to the Board of Directors of Cougar Oil and Gas Canada, Inc. Mr. Tighe is also the Chairman and CEO of Kodiak Energy, Inc and the Chairman of TAMM Oil and Gas Corp.

Paul Galachiuk, Director

Mr. Galachiuk is currently President of Bow Engineering Ltd in Calgary, Alberta, Canada and has been involved in the oil refining and oil sands industry for over 28 years. He served in various roles with Suncor Energy since 1982.  Most recently, he was Vice President, Growth Planning and Development of Suncor Energy, Inc, from 2004 to 2009. This role provided direction for the key growth initiatives and sustaining projects with respect to the Suncor Energy Oil Sands facility in Fort McMurray, Alberta. Areas of responsibility included technical scope and process development, strategy charting, planning and major project economics. He serves on two other boards including the Climate Change and Emissions Management Corporation and the Alberta Innovates - Energy and Environment Solutions. He is a registered Professional Engineer in the Province of Alberta with APEGGA.

Michael J Hamilton, Director

Michael J. Hamilton was elected a director of Cougar Oil & Gas Canada on October 29, 2010 where he will also serve as the Chairman of the Audit Committee. Previously, he has served as Chairman and Chief Executive Officer of MMC Energy, Inc., a publicly traded merchant electricity generator that owned several generating units in California, until September 2009.  Previously, Mr. Hamilton was the partner in charge of utility audit and tax at PricewaterhouseCoopers until he retired in 2003.  He then served as a senior managing director at FTI Consulting where he specialized in bankruptcy and restructuring work, primarily in the merchant power industry.  Mr. Hamilton is a certified public accountant with additional certifications in business valuation and financial forensics and is a certified turnaround professional.   Mr. Hamilton is also a director of MMC Energy, Inc., the non-executive Chairman of the Board and a director for MXenergy Holdings, Inc. the non-executive Chairman of the Board and a director of Coda Octopus Group and Gradient Resources, Inc. Mr. Hamilton as an experienced senior financial independent director and as an financial expert per the SEC and US Stock Exchange regulations.

Lee Lischka, Director

On August 25, 2009, Mr. Lee Lischka was appointed as a Director and as President and Secretary-Treasurer of the Company.  Mr. Lischka is presently the Sales Manager and Managing Partner of XL Fluid Systems.  In 2000, Mr. Lischka graduated from the Southern Alberta Institute of Technology in Calgary, Alberta in Petroleum Engineering Technology. From 2000 to 2008, Mr. Lischka was employed with Newpark Drilling Fluids as a Drilling Fluids Technician, Programmer and Technical Sales.  Prior to entering his academic education, Mr. Lischka was employed in the oil and gas service industry in the hauling business and pipeline business. Lee resigned as president on August 17, 2010.

Glenn Watt, Director

Mr. Glenn Watt has been a director of the Company since June 2010 and Chief Operating Officer and President since August of 2010.  Prior to joining the Company, he worked primarily in the Western Canadian Sedimentary Basin and, from May 2003 to March 2007, was drilling and completions superintendent for a large Canadian oil and gas royalty trust.  Prior to that, Mr. Watt worked for a major oil and gas company as a completions superintendent.  He has additional field experience working on drilling rigs in Alberta and British Columbia.  Mr. Watt has an honors diploma in Petroleum Engineering Technology from the Northern Alberta Institute of Technology and a Bachelor of Applied Petroleum Engineering Technology Degree from the Southern Alberta Institute of Technology. We believe that Mr. Watt’s formal education and extensive work experience in drilling and project management in the Western Canada Sedimentary Basin makes him a valuable and key member of management and Board of Directors of Cougar Oil and Gas, Inc.  Mr. Watt is a director of Kodiak Energy, Inc.

Bruce Dowell, Director

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

William Brimacombe, Director

Mr. William E. Brimacombe is a Canadian Chartered Accountant and, since January 2007, had been Chief Financial Officer of the Company until his retirement in December 2009 when he joined our Board of Directors.  From 2000 to 2006, he was Vice-President Finance of AltaCanada Energy Corp., a publicly traded Canadian oil and gas company. Prior thereto, Mr. Brimacombe has over thirty years financial experience working for a number of public and private oil and gas companies with operations in Canada, the United States and other countries, including experience as an independent financial consultant during the years 1988 to 2000. In 2009, he became a Life member of the Institute of Chartered Accountants of Alberta with forty years membership in that organization. We believe that Mr. Brimacombe’ s qualifications, including knowledge of both Canadian GAAP and US GAAP, oil and gas accounting and financial principles and prior successful public company roles including CFO of those companies, successful SOX compliance for Kodiak during his tenure as CFO, adds additional financial oversight for the Board of Directors. Mr. Brimacombe is a director of Kodiak Energy, Inc.

Dave Wilson – Chief Financial Officer

Dave has held the position of Chief Financial Officer of the Company since January 2010. He has over 20 years of professional accounting experience with various public and private oil and gas exploration companies, both domestically and internationally. Dave has expertise in accounting, securities and regulatory standards for publicly traded companies including U.S. GAAP and Canadian IFRS. From 2006 to 2009, he was Vice President, Finance and Chief Financial Officer for Kootenay Energy Inc. From 2001 to 2005, Dave was Vice President, Finance and Chief Financial Officer for Monroe Energy Inc. His previous financial experience consisted of progressive finance positions within various industries, including oil and gas. He is also accomplished in various financing initiatives, related negotiations, and M&A transactions. Dave's proven executive management skills in the capacities of Vice President, Finance and Chief Financial Officer were instrumental in successfully executing various strategic transactions. He obtained his Certified Management Accountant designation from the Alberta Society of Management Accountants. Dave is also Chief Financial Officer for Cougar Energy, Inc.

Steven Peter - VP Exploration

Steven has held the position of Vice President, Exploration of the Company since January 2010. He is a professional geologist with over 25 years of diversified experience in the Canadian oil and gas industry. For the last 10 years, Steven has worked for small to medium-sized companies including Koch Exploration Canada Corporation, Compton Petroleum Corporation, Infiniti Resources International and G2 Resources Inc. He has a broad range of geological expertise in the Western Canadian Sedimentary Basin. Steven's proven ability to find oil and gas is an asset to the Cougar team. He graduated from McMaster University in 1982 with a Bachelor of Science Degree in Geology. Steven is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta (APEGGA) and the Canadian Society of Petroleum Geologists.

B.	Compensation of Directors

To date, the Company has not compensated directors; however, it provided equity awards to several of its directors.  During the year ended July 31, 2010, the Company issued an aggregate of 600,000 options to Directors to purchase the Company’s common stock at $2.38 for five years; vesting in three years.  The fair value of the issued options was $1,075,800.

Because the Company has expanded the board of directors to include persons who are also not executives of the Company or otherwise compensated by the Company, it is expected that the Company will start to provide compensation to its independent directors and certain of its other directors for their duties as directors and members of various committees.  The compensation may include cash and stock awards, as determined by the board of directors and compensation committee.

C.	Board Practices

The directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected.  Executive officers serve at the discretion of the Board of Directors.

There are no current employment contracts with any directors.  William Tighe, Glenn Watt and Dave Wilson and Steven Peter have employment contracts as officers of the Company. William Brimacombe has a consulting contract for services on an ad hoc basis.

D.	Management Team and Employees

Management Compensation

From the date of last filing until January 25, 2010, when we acquired the operations and assets of Cougar Energy, Inc., our operations were carried out by our President and a Director, Lee Lischka and Bruce Dowell, on a part-time basis. There were no full-time employees.  There was no salary or other compensation paid, earned, or accrued to any of the officers and directors.   Outside accounting and consulting  persons were engaged for all accounting and required regulatory filings, and these persons were compensated on an hourly basis.

On January 25, 2010, when we acquired the majority of the shares of  Cougar Energy, Inc. we acquired its operations, including employees and contractors.  The acquisition was completed on March 1, 2010, and we have expensed these persons employment expenses since that date.

Our management team consists of William Tighe as CEO, Glenn Watt as COO and President and Dave Wilson as CFO.  William Brimacombe provides third level review of financial information and project specific consulting.

We have internal accounting personnel and we contract out the production accounting to a third party.  We have internal geological personal and contract out, as required, geophysical, petrophysical and other third party geological services. We also have internal minerals and surface lease consultants. We have part-time administrative personnel.

William Tighe, Glenn Watt and Dave Wilson and Steven Peter have employment contracts as officers of the Company. These persons are referred to as the Named Executive Officers. William Brimacombe has a consulting contract for services on an as needed basis.

Compensation Principles

For the year ended July 31, 2009, no compensation was paid to any of the directors and officers of the Company.  In addition, no compensation has been paid to any directors of the Company since the year ended July 31, 2009 to July 31, 2010.

During the fiscal year ended July 31, 2010 and during the first part of the current fiscal year, executive and director compensation has been determined by the board of directors, based in part on the input from the President and the Chief Executive Officer of the Company in respect of all executive officers other than the CEO.  Compensation generally is based on the philosophy that it should be competitive with other corporations of similar size and should be reflective of the experience, performance and contribution of the individuals involved and the overall performance of the Company.

Compensation generally consists of a combination of base salary, bonuses and participation in the stock option plan.  These elements contain both short-term incentives, comprised of cash payments, being those provided by way of base salaries and bonuses, and long-term incentives, comprised of equity-based incentives, under the stock option plan.  Dental and insurance benefits are provided to employees.  The process for determining perquisites and approval of benefits are based on comparisons to those usually offered by other corporations of a similar size and industry to the Company.  The company attempts to choose each element of its executive compensation program in order to maintain its competitive position in the marketplace.

Since October 29, 2010, upon the appointment of a Compensation Committee of the board of directors and the adoption of the related committee charter all aspects of compensation of the directors and senior executives, and generally employees, will be determined by the committee, and it is expected that they will be based on the foregoing principles.

Stock Option Plan and Other Equity Plans

As more fully described in Note 9 to the financial statements, the Company granted equity based compensation over the years to employees of the Company under its equity plans.  The Company granted non-qualified stock options to purchase 635,000 shares of common stock of the Company with an exercise price from $2.02 to $2.38 expiring five years from issuance.

Cougar Energy, Inc. Stock Option Plan
As more fully described in Note 9,  Cougar Energy, Inc the subsidiary,  granted equity based compensation over the years to employees of Cougar Energy, Inc - 920,000 (net of cancellations of 125,000) shares of  Cougar Energy, Inc during the year ended July 31, 2010 and from November 21, 2008 (date of inception) through July 31, 2009, respectively, to employees and directors of the Company under the Employee Retention Plan.

Cougar Energy, Inc. (a wholly owned subsidiary of the Company) has an stock option plan under which it granted options to its directors, officers, employees and consultants for up to a maximum of 10% of its issued and outstanding common shares at market price at the date of grant for up to a maximum term of five years. Options are exercisable equally over the first three years of the term of the option.  No further options have been granted since the acquisition of Cougar Energy, Inc.

A summary of options granted and outstanding under the plan is as follows. During the year ended July 31, 2010, the Cougar Energy, Inc granted an aggregate of 295,000 stock options with an exercise price of $1.30 expiring five years from issuance.

Under Alberta Corporate Law, the Company has taken steps to amalgamate Cougar Oil and Gas Canada, Inc, and Cougar Energy, Inc. under statutory amalgamation proceedings. Once that process is completed, the employment contracts, including option plans of Cougar Energy, Inc will be assumed by Cougar Oil and Gas Canada, Inc.   After giving effect to the Cougar Oil and Gas Canada/Cougar Energy Inc. share exchange at 1:1.5 and the subsequent 3:1 split of Cougar Canada Oil and Gas Canada Inc. shares, the 625,000 and 295,000 outstanding Cougar Energy, Inc stock options exercisable at $.65 and $1.30 respectively shown above will become 2,812,500 and 1,327,500 outstanding Cougar Oil and Gas Canada stock options exercisable at $.144 and $.289 respectively.  No options have been exercised to date.

As of July 31, 2010, there were outstanding employee stock options to purchase an aggregate of 920,000 shares of common stock, 208,336 shares of which were vested.

Cougar Oil and Gas Canada Stock Option Plan
The Company created a stock option plan (the  "Stock Option Plan") on January 25, 2010, for officers, directors, employees and consultants of the Company, which permits the granting of options to purchase up to a maximum of 10% of the outstanding common stock. The Stock Option Plan is characterized as an evergreen plan, meaning that the number of shares will increase if the issued and outstanding shares of common stock increases. The number of options and the exercise price is set by the board of directors at the time of grant, and usually it is based on the five day closing price on a weighted average basis.  The number of shares of common stock subject to an option to any one participant shall be at the discretion of the board of directors, and if there is a committee, as recommended by the compensation committee.  The options granted under the Stock Option Plan shall be exercisable after a three year vesting, at the rate of 33.33% (1/3) of the grant on each of the first, second and third anniversary dates of the date of grant, unless otherwise determined by the board of directors or compensation committee.  Stock options granted under the Stock Option Plan will be for a term of no longer than 5 years from the date of grant.

As of July 31, 2010, the Company has issued under the Stock Option Plan stock options pursuant to which 635,000 shares of common stock are issuable which represents approximately1% of the currently outstanding shares of common stock; and (ii) there remains for issuance under the Stock Option Plan 6,127,077 shares of common stock for future grant, based on the current number of shares outstanding.

As more fully described in Note 9 to the financial statements, the Company granted equity based compensation over the years to employees of the Company under its equity plans.  The Company granted non-qualified stock options to purchase 635,000 shares of common stock of the Company and 920,000 (net of cancellations of 125,000) shares of the Company’s wholly owned subsidiary, Cougar Energy, Inc during the year ended July 31, 2010 and from November 21, 2008 (date of inception) through July 31, 2009, respectively, to employees and directors of the Company under the Employee Retention Plan.

As of July 31, 2010, there were outstanding employee stock options to purchase an aggregate of 635,000 shares of common stock, none shares of which were vested.

Summary Compensation Table of Named Executive Officers of Cougar Oil and Gas Canada, Inc.

The following table sets forth, for the Named Executive Officer, for the year ended July 31, 2010, a summary of total compensation:

Name and principal position	Year	Salary ($)	Share-based awards	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans

William Tighe CEO and Director	2010	35,000.00	Nil	Nil	Nil	Nil	Nil	Nil	35,000.00
Glenn Watt COO and Director	2010	60,000.00	Nil	Nil	Nil	Nil	Nil	Nil	60,000.00
Dave Wilson CFO	2010	75,391.62	Nil	Nil	Nil	Nil	Nil	Nil	75,391.62
Steven Peter VP Exploration	2010	75,000.00	Nil	Nil	Nil	Nil	Nil	Nil	75,000.00

Note:

Outstanding Share-Based Awards and Option–Based Awards

The Company did not have an option plan and no options nor any share-based awards have been granted by the Company as at July 31, 2009.  No compensation was paid to Directors or officers for the year ended July 31, 2009.

The following table sets forth information in respect for all amounts of compensation provided to the directors and officers of Cougar Energy, Inc for the last financial period ended July 31, 2010.   Amounts provided directly from Cougar Oil and Gas Canada, Inc  are not included – but are disclosed in tables above.

Name and principal position	Year	Salary ($)	Share-based awards	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans

William Tighe CEO and Director	2010	Nil	200,000	97,000	Nil	Nil	Nil	Nil	297,000
Glenn Watt President	2010	Nil	200,000	97,000	Nil	Nil	Nil	Nil	297,000
Bill Brimacombe Director and CFO retired	2010	Nil	100,000	48,500	Nil	Nil	Nil	Nil	148,500
Steven Peter VP Exploration	2010	Nil	75,000	36,375	Nil	Nil	Nil	Nil	111,375
Dave Wilson CFO	2010	Nil	100,000	98,000	Nil	Nil	Nil	Nil	198,000
Les Owens Director	2010	Nil	100,000	48,500	Nil	Nil	Nil	Nil	148,500

Note: Kodiak Energy, Inc incurred all salary costs as part of it’s management prior to January 1, 2010.

Pension Plan Benefits

The Company does not have a pension plan or any other plan that provides for payments or benefits at, following or in connection with retirement.  The Company does not have a deferred compensation plan.

Termination and Change of Control Benefits

The Company employment contracts and option plans provides for vesting of the options granted with any external change in control of 30% of the Company as defined by SEC guidelines.

Director Compensation

Summary Compensation

The following table sets forth information in respect of all amounts of compensation provided to the directors of the Company for the last financial period ended July 31, 2010.   Directors Glenn Watt and William Tighe disclosed in table above.

Name and principal position	Year	Salary ($)	Share-based awards	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Lee Lischka Director	2010	Nil	300,000	537,900	Nil	Nil	Nil	Nil	$537,900
Bruce Dowell Director	2010	Nil	300,000	537,900	Nil	Nil	Nil	Nil	$537,900
Bill Brimacombe Director	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	-

E.	Share Ownership

Below is the share ownership of our officers and directors.

Beneficial Owner	Shares	Percent of total issued (1)
			%
All Executive Officers and Directors as a Group		*
William Tighe	81,207	*
William Brimacombe	36,000	*
Glenn Watt	346,500	*

(1)  Based on 61,879,166 Common Shares issued and outstanding on November 3, 2010.

* Represents less than 1.0%.

In addition to the amounts indicated above for their holdings of shares of common stock of the Company, indirectly through holdings of shares in Kodiak, Glenn Watt, William Brimacombe and William Tighe hold approximately
12% of total issued of the Company.

ITEM 7.     MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Stockholders

The following table sets forth certain information, as of November 3, 2010, concerning the ownership of our Common Shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding Common Shares.

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

Beneficial Owner	Shares	Percent of total issued (1)
Kodiak Energy, Inc. Suite 1120, 833 4th Avenue S.W. Calgary, AB T2P 3T5	38,076,972	61.56%

(1)   Based on 61,879,166 shares issued and outstanding on November 3, 2010.

Our major stockholder does not have voting rights that differ from the other holders of shares of our Common Shares.

We are not aware of any arrangements that would result in a change in control of our Company at a subsequent date.

B.	Related Party Transactions

During the year ended July 31, 2009, the Company issued 38,076,933 of the Company’s common stock, representing approximately 62% of the issued and outstanding common stock, in exchange for oil and gas properties held by Kodiak Energy, Inc.  As a result of this issuance, Kodiak Energy, Inc. may be considered the Company’s parent.  The valuation of the common stock issued was the recorded at the underlying cost of Kodiak's held property and did not materially differ from the fair value at the time of the acquisition. The Company incurred an expense of $353,000 to a related party for management consulting fees of which $154,725 was payable as of July 30, 2009.  The balance was nil as of July 31, 2010.

The Company paid $35,000 to a company owned and controlled by the chairman of the Company for management consulting services during the year ended July 31, 2010.  Of this amount, $10,500 was payable on July 31, 2010.  The Company paid the wife of the chairman of the Company $11,340 for administration consulting services.  Of this amount, $4,032 was outstanding on July 31, 2010.  These amounts were charged to General and Administrative Expense. The Company has a receivable in the amount of $24,953 from a related party as of July 31, 2010 for rent and bookkeeping services that Cougar provides to the related party. The Company recognizes this as cost recovery against the General and Administrative expenses.

At July 31, 2010 and 2009, the Company had outstanding payables of $674,519 and $180,668, respectively, to Kodiak Energy, Inc.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.     FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

Financial Statements
We have appended the consolidated financial statements filed as part of this Annual Report under Item 18 “Financial Statements.”  The financial statements presented take into account the fact that the Company had minimum operations with no significant assets and liabilities prior to its acquisition of Cougar Energy, Inc.. The historical consolidated financial statements, including the financial condition, results of operations and cash flows, are those of the accounting acquirer, Cougar Energy, Inc, from its date of inception on November 21, 2008.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

B.	Significant Changes

Other than as disclosed herein and the financial statements under Note 14, Subsequent Events, no significant change has occurred in our financial statements or financial condition since the fiscal year ended July 31, 2009.

ITEM 9.     THE OFFER AND LISTING

A.	Offer and Listing Details.

Our common stock is traded on the OTC Bulletin Board under the symbol "COUGF".  Our common stock commenced trading on October 14, 2008.  We have no other classes of stock quoted on any markets. All trading is quoted in United States dollars.

For the month of July 2010, the high and low market price was $1.95 and $1.20 respectively, and on November 3, 2010, the high and low market prices were $1.59 and $1.44 and the close was $1.59.  Below is a table of the historical prices of our common stock.

	High	Low	Close
Annual Periods
2008 (after Oct 14)	none	none	N/A
2009	none	none	N/A
2010 (until November 2, 2010)	2.66	1.30	1.59

Monthly Periods 2010
May	2.50	2.10	2.35
June	2.40	1.90	1.97
July	1.40	1.70	1.55
August	1.50	1.60	1.55
September	1.50	1.30	1.40
October	1.67	1.35	1.67

B.	Plan of Distribution

Not applicable

C.	Markets

See above for the markets in which our common stock trades.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expense of the Issue

Not applicable

ITEM 10.   ADDITIONAL INFORMATION

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

We were established pursuant to the issuance on June 20, 2007, of a Certificate of Incorporation by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the Alberta Business Corporations Act (the “ABCA”).  Our Alberta Corporate Access Number is 2013313669.  We have a primary place of business in the Province of Alberta.  Our Articles of Incorporation (the “Articles”)  do not limit the nature of the business that we may carry on.

A majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians.  Business cannot be transacted without a quorum.  A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with us, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Laws, refrain from voting on the matter in which the director has a conflict of interest.  There is no limitation on the Board of Directors to vote on matters of their remuneration as a director, officer, employee or agent of the company or an affiliate of the company.

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

We are authorized to issue an unlimited number of shares designated as Common Shares and an unlimited number of shares designated as Preferred Shares.  The Common Shares have attached to them the following rights, privileges, restrictions and conditions: (a) except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of our stockholders; (b) subject to the rights, privileges, restrictions and conditions attached to any other class of our shares, the holders of our Common Shares are entitled to receive dividends if, as and when declared by our directors; and (c) subject to the rights, privileges, restrictions and conditions attached to any other class of our shares, the holders of our Common Shares are entitled to share equally in our remaining property upon liquidation, dissolution or winding-up of our Company.

The preferred shares may be issued in one or more series, each being comprised of the number of shares with the designation, rights, privileges, restrictions and conditions attached to that series of preferred shares, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions, as our board of directors may fix from time to time.  Preferred shares of each series shall, if issued, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, or any other return of capital or distribution of our assets among our stockholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the common stock and over any other shares ranking junior to the preferred shares.  Preferred shares of any series may also be given other preferences, not inconsistent with the Articles, over the common stock and any other shares ranking junior to the preferred shares of a series as may be fixed by the board of directors.  If any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate rateably in respect of accumulated dividends and return of capital.  Unless the board of directors otherwise determine in the articles of amendment designating a series of preferred shares, the holder of each share of a series of preferred shares shall not, as such, be entitled to receive notice of or vote at any meeting of stockholders, except as otherwise specifically provided in the ABCA.

Under the ABCA, any substantive change to our  Articles (including, but not limited to, change of any maximum number of shares that we are authorized to issue, creation of new classes of shares, add, change or remove any rights, privileges, restrictions and conditions in respect of all or any of its shares, whether issued or unissued, change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series) or other fundamental changes to our capital structure, including a proposed amalgamation or continuance out of the jurisdiction, requires shareholder approval by not less than 2/3 of the votes cast by stockholders voting in person or by proxy at a stockholders’ meeting called for that purpose.  In certain prescribed circumstances, holders of shares of a class or of a series are entitled to vote separately as a class or series on a proposal to amend the Articles whether or not shares of a class or series otherwise carry the right to vote.  The holders of a series of shares of a class are entitled to vote separately as a series only if the series is affected by an amendment in a manner different from other shares of the same class.

Our  By-Laws provide that the board of directors shall call an annual meeting of stockholders to be held not later than eighteen months after the date of incorporation and subsequently, not later than fifteen months after holding the last preceding annual meeting.  Our By-Laws provide that the board of directors, the managing director or the president may at any time call a special meeting of stockholders.  Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of stockholders, except to the extent that: (a) if a record date is fixed, the person transfers ownership of any of the person’s shares after the record date; or (b) if no record date is fixed, the person transfers ownership of any of the person’s shares after the date on which the list of stockholders is prepared; and (c) the transferee of those shares: (i)produces properly endorsed share certificates; or (ii) otherwise establishes ownership of the shares; and (iii) demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting; in which case the transferee is entitled to vote the shares.

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

There are no specific provisions in our Articles or By-Laws that have the effect of delaying, deferring or preventing a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).  Notwithstanding this, the board of directors, under the general powers conferred to it under our By-Laws, has the authority to approve and invoke a stockholders rights plan that will protect stockholders from unfair, abusive or coercive take-over strategies, including the acquisition or control by a bidder in a transaction or series of transactions that does not treat all stockholders equally or fairly or that does not afford all stockholders an equal opportunity to share in any premium paid upon an acquisition of control.  We have not adopted such a plan. There are no provisions in our By-Laws regarding public disclosure of individual shareholdings.

The law applicable to us in the Province of Alberta in these areas is not significantly different from that in the United States.

Under the ABCA, we may indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role.  The ABCA extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

Article 6 of our By-laws provides for indemnification of its officers and directors to the fullest extent permitted by law.  Specifically, Section 6 of our By-laws provides for:

“6.01 Conflict of Interest:  A director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation or subsidiary thereof.  Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the ABCA.  Any such contract or proposed contract shall be referred to the Board or stockholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or stockholders.  Subject to the provisions of the ABCA, a director shall not by reason only of his office be accountable to the Corporation or to its stockholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or stockholders, and it is fair and reasonable to the Corporation at the time it was approved and, if required by the ABCA, the director refrains from voting as a director on the contract or transaction and absents himself from the director's meeting at which the contract is authorized or approved by the directors, except attendance for the purpose of being counted in the quorum.”

“6.02 Limitation of Liability:  Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interest of the Corporation and exercise the care, diligence and skill that a reasonable and prudent person would exercise in comparable circumstances.  Subject to the foregoing, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act of conformity, or for any loss, damage, or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the ABCA and the regulations thereunder or from liability for any breach thereof.  The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the Board.”

“6.03 Indemnity:  Subject to the ABCA, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a stockholder or creditor, and his heirs, executors, administrators and other legal representatives, from and against, (a) any liability and all costs, charges and expenses that he sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office; and (b) all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Corporation, except where such liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation. The Corporation shall also indemnify such persons in such other circumstances as the ABCA permits or requires.  Nothing in this Section shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this Section.”

“6.04 Insurance:  Subject to the ABCA, the Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding section against any liability incurred by him in his capacity as a director or officer of the Corporation or of any body corporate where he acts or acted in that capacity at the Corporation's request.”

C.	Material Contracts

Purchase and Sale Agreement dated August 18, 2009

On August 18, 2009, the Company entered into a Purchase and Sale Agreement to acquire certain oil and gas properties from a Sword Energy.  The gross purchase price of $6,000,000 is payable over a 54 month term with variable monthly payments.  $1,300,000 was paid as down payment.  The Purchase and Sale Agreement is interest free.  The Company has the right to prepay the vendor loan in full, without penalty, semi-annually commencing March 31, 2010, at a proportionate discount to the original purchase price. The indebtedness is secured by a debenture covering a fixed and floating charge over Cougar's interest in the acquired properties.

Operating Line of Credit Agreement

During the year ended July 31, 2010, the Company reached formal agreement with a Canadian bank for two credit facilities. The first credit facility is a revolving demand loan in the amount of Cdn$1,485,000 bearing an interest rate of prime interest plus 3.5%. The second credit facility is a non-revolving acquisition/development demand loan bearing an annum interest rate of prime plus 3.0%. Under the terms of the Agreement, the two credit facilities are committed for the development of existing proved non-producing /undeveloped petroleum and natural gas reserves. As at July 31, 2010, $1,425,000 of the revolving line was drawn and no amount had been drawn on the second facility.  On October 14, 2010, the revolving demand loan facility was increased to Cdn$2,500,000, and the non-revolving acquisition/development demand loan was terminated. The current amount outstanding on the credit facility is $2,250,000 at October 31, 2010

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

Except as provided in the Investment Canada Act, which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote our common stock under the laws of Canada or Alberta, or in our charter documents.  The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common stock.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common stock, and no opinion or representation to any holder or prospective holder of our common stock is hereby made.  Accordingly, holders and prospective holders of our common stock should consult with their own legal advisors with respect to the consequences of purchasing and owning our common stock.

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

This summary is based upon the current provisions of the Income Tax Act, the regulations under the act (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention (1980), as amended (the "Treaty").  This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form.  However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all.  This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common stock and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common stock, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common stock urged to consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common stock.

 U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common stock who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common stock is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common stock is not effectively connected with the conduct of a trade or business in the United States and stockholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

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

I.      Subsidiary Information

Cougar Energy, Inc – 100% owned by the Company, operating entity in Canada for the assets and liabilities.

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

ITEM 15T. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2010, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2010.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of July 31, 2010, the Company’s internal control over financial reporting was effective..

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.  In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of July 31, 2010.

Changes in Internal Control over Financial Reporting

As of July 31, 2010, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that during the period November 21, 2008 ( date of inception) though July 31, 2010 and to date, the internal controls and procedures were effective.  During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Annual Report on Form 20-F for the fiscal year ended July 31, 2010, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

We are committed to improving our financial organization.   We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary and as funds allow.

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

There were no changes in our internal control over financial reporting during the year ended fiscal July 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As of the date of this report, the board of directors has an  audit committee.  The board of directors believes that Michael Hamilton, a member of the audit committee, meets the criteria for an audit committee financial expert, as that term is defined by Rule 4200(a)(15) of the NASDAQ Market Place Rules

Mr. Hamilton will not be deemed an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933, as amended, as a result of being designated or identified as an audit committee financial expert. The designation or identification of Mr. Hamilton as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of our Audit Committee and board of directors in the absence of such designation or identification. The designation or identification of Mr. Hamilton as an audit committee financial expert does not affect the duties, obligations or liability of any other member of our Audit Committee or board of directors and Mr. Hamilton is independent.

ITEM 16B. CODE OF ETHICS

On August 17, 2010, our board of directors adopted a code of ethics for our employees and directors, including our co-chief executive officers and our principal financial officer (i) to promote the honest and ethical conduct of our senior executive and financial officers, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (ii) to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed with or submitted to the SEC and in other public communications by us; (iii) to promote compliance with all applicable laws, rules and regulations that apply to us and our senior executive and financial officers; (iv) to deter wrongdoing; and (v) to promote prompt internal reporting of breaches of, and accountability for adherence to, this code. A copy of the code of ethics is filed as an exhibit to this Annual Report by incorporation by reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent auditors for the fiscal years ended July 31, 2010 and the period November 21, 2008 (date of inception) through July 31, 2009 were RBSM, LLP, New York, NY.

Audit Fees

The fees billed by Child, Van Wagoner & Bradshaw PLLC for professional services rendered for the audit of our annual financial statements for the fiscal year ended July 31, 2009 was $6,000.

The fees billed by RBSM, LLP for professional services rendered for the audit of our annual financial statement for the fiscal year ended July 31, 2010 and the period November 21, 2008(date of inception) through July 31,2009 was Nil.

Audit Related Fees

The fees billed for assurance and related services by RBSM, LLP relating to the performance of the audit or review of our financial statements for the fiscal years ended July 31, 2010 and the period November 21, 2008 (date of inception) through July 31,2009 respectively, which are not reported under the heading "Audit Fees" above, were Nil.

Tax Fees

For the fiscal years ended July 31, 2010 and the period November 21, 2008( date of inception) through July 31, 2009 respectively, the aggregate fees billed for tax compliance, tax advice and tax planning by RBSM, LLP were Nil.

All Other Fees

For the fiscal years ended July 31, 2010 and the period November 21, 2008( date of inception) through July 31, 2009 respectively, the aggregate fees billed by RBSM, LLP as applicable, for products and services, other than the services set out above, were Nil.

Audit Committee Pre-Approved Procedures

Our Audit Committee pre-approves all services provided by our principal accountant.  All of the services and fees described under the heading "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" above were reviewed and approved by our board of directors before the respective services were rendered and none of such services were approved by our board of directors pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

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

Not Applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See Item 18 “Financial Statements” below.

ITEM 18.    FINANCIAL STATEMENTS

Our audited financial statements for the fiscal year ended July 31, 2010 and the period from November 21, 2008 (date of inception) through July 31, 2009 are provided herein starting on Page F-1.

COUGAR OIL AND GAS CANADA, INC

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Cougar Oil and Gas Canada, Inc.
Alberta, Canada

We have audited the accompanying consolidated balance sheets of Cougar Oil and Gas Canada, Inc. and subsidiaries (the “Company”) as of July 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended July 31, 2010 and the period from November 21, 2008 (date of inception) through July 31, 2009. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on the financial statements based upon our audits.

We have conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cougar Oil and Gas Canada, Inc. at July 31, 2010 and 2009 and the results of its operations and its cash flows for the year ended July 31, 2010 and the period from November 21, 2008 (date of inception) through July 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/S/  RBSM, LLP

New York, New York

November 8, 2010

COUGAR OIL AND GAS CANADA, INC.
CONSOLIDATED BALANCE SHEETS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$1,804	$-
Accounts receivable	432,205	15,705
Prepaid expenses and deposits (note 2)	83,397	-
Total current assets	517,406	15,705

Oil and natural gas properties, full cost accounting (note 3)
Proved properties	8,587,053	-
Less accumulated depreciation, depletion and amortization	(3,087,053)	-
Net	5,500,000	-
Undeveloped properties excluded from amortization (note 3)	3,934,051	4,064,730
Furniture and fixtures, net	5,663	-
	9,439,714	4,064,730

Total assets	$9,957,120	$4,080,435

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses (note 4)	$1,985,461	$937,389
Operating line of credit (note 5)	1,425,000	-
Current maturities of long term debt (note 6)	672,124	-
Short term notes payable (note 6)	65,833	-
Related party obligations (note 10)	674,519	180,668
Total current liabilities	4,822,937	1,118,057

Long term debt (note 6)	3,051,978	-

Asset retirement obligations (note 9)	1,311,206	107,667
Total liabilities	9,186,121	1,225,724

Commitments and contingencies (note 11)

Stockholders' equity (notes 8 & 9)
Common stock, no par value; unlimited authorized; 61,853,353 and 40,665,860 shares issued and outstanding as of July 31, 2010 and 2009, respectively	4,134,039	3,295,195
Additional paid in capital	320,863	69,279
Deficit	(3,683,623)	(509,729)
Other comprehensive income (loss)	(280)	(34)
Total stockholders' equity:	770,999	2,854,711

Total liabilities and stockholders' equity	$9,957,120	$4,080,435

The accompanying notes are an integral part of these consolidated financial statements

COUGAR OIL AND GAS CANADA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(REPORTED IN CANADIAN DOLLARS)

		From November 21, 2008
	Year ended	(date of inception)
	July 31,	Through July 31,
	2010	2009
REVENUE:
Oil sales, net of royalties	$2,657,720	$-

EXPENSES:
Operating	1,327,376	-
General and administrative	1,618,635	505,216
Impairment of oil and gas properties	2,132,179	-
Depletion and amortization	1,032,485	4,513
Total expenses	6,110,675	509,729

Net loss from operations	(3,452,955)	(509,729)

OTHER INCOME (EXPENSE):
Gain on settlement of operating agreement	516,000	-
Gain on settlement of debt	77,419	-
Interest expense	(314,358)	-

Net loss before income taxes	(3,173,894)	(509,729)

Provision for income taxes (benefit) (note 13)	-	-

NET LOSS	$(3,173,894)	$(509,729)

Loss per common stock, basic and fully diluted	$(0.06)	$(0.02)
Weighted average number of outstanding shares, basic and fully diluted	52,044,457	22,262,318

Comprehensive loss:
Net loss	$(3,173,894)	$(509,729)
Foreign currency translation loss	(246)	(34)

Comprehensive loss:	$(3,174,140)	$(509,763)

The accompanying notes are an integral part of these consolidated financial statements

COUGAR OIL AND GAS CANADA, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FROM NOVEMBER 21, 2008 (DATE OF INCEPTION) THROUGH JULY 31, 2010
(REPORTED IN CANADIAN DOLLARS)

			Additional		Other
	Common stock		Paid in		Comprehensive
	Shares	Amount	Capital	Deficit	Income (loss)	Total
Balance, November 21, 2008 (date of inception)	45	$-	$-	$-	$-	$-
Common stock issued to acquire undeveloped properties from related party (note 9)	38,076,933	2,821,287	-	-	-	2,821,287
Sale of common stock	2,588,882	473,908	-	-	-	473,908
Fair value of issued stock options	-	-	69,279	-	-	69,279
Foreign currency translation loss	-	-	-	-	(34)	(34)
Net loss	-	-	-	(509,729)	-	(509,729)
Balance, July 31, 2009	40,665,860	3,295,195	69,279	(509,729)	(34)	2,854,711
Sale of common stock	3,634,619	722,469	-	-	-	722,469
Common stock issued to acquire oil & gas property	697,500	201,500	-	-	-	201,500
Common stock issued in exchange for related party note receivable	648,444	1,357,714	-	-	-	1,357,714
Effect of merger with Cougar Oil and Gas Canada, Inc. (formerly Ore-More Resources, Inc.)	16,200,000	(1,446,838)	-	-	-	(1,446,838)
Common stock issued in exchange for exercise of warrants	6,930	3,999	-	-	-	3,999
Fair value of issued stock options	-	-	251,584	-	-	251,584
Foreign currency translation loss	-	-	-	-	(246)	(246)
Net loss	-	-	-	(3,173,894)	-	(3,173,894)
Balance, July 31, 2010	61,853,353	$4,134,039	$320,863	$(3,683,623)	$(280)	$770,999

The accompanying notes are an integral part of these consolidated financial statements

COUGAR OIL AND GAS CANADA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(REPORTED IN CANADIAN DOLLARS)

		From November 21, 2008
	Year ended	(date of inception)
	July 31,	Through July 31,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,173,894)	$(509,729)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, accretion and deletion	1,032,485	-
Impairment loss on oil and gas properties	2,132,179	-
Gain on settlement of operating agreement	(516,000)	-
Gain on settlement of debt	(77,419)	-
Fair value of vested options for services rendered	251,584	69,279
Changes in operating assets and liabilities
Accounts receivable	(416,328)	(3,368)
Prepaid and other	(83,397)	-
Accounts payable and accrued expenses	1,047,891	937,390
Net cash provided by operating activities	197,101	493,572

CASH FLOWS FROM INVESTING ACTIVITES:
Purchase of undeveloped properties	(2,887,649)	(1,135,776)
Purchase of equipment	(6,858)	-
Cash acquired from acquisition of Ore-More Resources, Inc.	7,708	-
Net cash used in investing activities	(2,886,799)	(1,135,776)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	722,469	473,908
Proceeds from operating line of credit	1,425,000	-
Proceeds from short term borrowing	540,000	-
Proceeds from related party loans	-	168,330
Proceeds from exercise of warrants	3,999	-
Net cash provided by financing activities	2,691,468	642,238

Effect on foreign currency rate change on cash	34	(34)

Net increase in cash and cash equivalents	1,804	-

Cash and cash equivalents-beginning of period	-	-
Cash and cash equivalents-end of period	$1,804	$-

Supplemental disclosures of cash flow information:
Taxes paid	$-	$-
Interest paid	$-	$-

Non cash financing activities:
Common stock issued in exchange for undeveloped property	$201,500	$2,821,287
Property received in settlement of operating agreement	$516,000	$-
Gain on settlement of debt	$77,419	$-
Common stock issued in exchange for related party receivable	$1,357,714	$-
Effect of Merger with Cougar Oil and Gas Canada, Inc. (formerly Ore-More)	$(1,446,838)	$-
Transfer of notes payable to related party	$490,000	$-

The accompanying notes are an integral part of these consolidated financial statements

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements are as follows:

Basis and business presentation

Cougar Oil and Gas Canada, Inc. (“Cougar”, “we”, “us”, “our”), formerly Ore-More Resources, Inc., was incorporated under the laws of the Province of Alberta, Canada on June 20, 2007.  Our principal activity is in the exploration, development, production and sale of oil and natural gas.

Our main operations are currently in the Alberta and British Columbia provinces of Canada. Our focus has developed into the specific projects of:

•	Cougar Trout Properties, Alberta (Core Area) – farm-in and acquired lands in the Trout, Kidney and Equisetum fields;
•
CRE Energy Project, Alberta - mineral leases, exploration and development opportunities within the CRE Energy Agreement and several current and proposed Northern Alberta Treaty Land Entitlement Claims;

•	Lucy, British Columbia - Horn River Basin Muskwa shale gas project;
•	Other Alberta properties.

The consolidated financial statements include the accounts of Cougar and Cougar Energy, Inc., a wholly-owned subsidiary, are thereafter collectively referred to as “we”, “us”, “our” or, the “Company”.  All significant intercompany balances and transactions have been eliminated in consolidation.

Reverse Acquisition

In January 2010, the Company entered into a stock purchase Agreement (the “Agreement”) with Cougar Energy, Inc. (which we refer to as CEI) and CEI’s then shareholders whereby CEI agreed to acquire the entire issued and outstanding shares of the common stock of CEI in two stages:

a)  On January 20, 2010, the Company finalized stock purchase agreements effective January 18, 2010 by and between the Company and Zentrum Energie Trust AG, CAT Brokerage AG, LB (Swiss) Private Bank for its client, Mauschen Finanz Inc. and Rahn and Bodmer (collectively the “Vendors”), whereby the Company purchased from the Vendors shares and warrants of the common stock of CEI held by the Vendors.  The Vendors tendered a total of 884,616 common shares of CEI and 884,616 warrants granting the right to the holder, which shall be the Company pursuant to the transfer, to purchase an additional 884,616 common shares of CEI on or before December 4, 2011.   As consideration for the common shares and warrants of CEI tendered by the Vendors, the Company issued a total of 3,980,775 shares of the common stock of the Company to the Vendors and an equal number of warrants, entitling the holders to exercise a total of 5,348,085 warrants.  The warrants have the following exercise prices and expiry dates:

•	1,246,155 warrants to purchase common shares exercisable at $0.288 per common share and expiring on March 4, 2011.
•	2,025,000 warrants to purchase common shares exercisable at $0.288 per common share and expiring on October 31, 2011.
•	2,076,930 warrants to purchase common shares exercisable at $0.577 per common share and expiring on December 4, 2011.

The shares and warrants were exchanged during the week ended January 30, 2010.

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)  On January 25, 2010, the Company finalized a share purchase agreement between the Company and Kodiak Energy Inc. (“Kodiak”) whereby the Company purchased from Kodiak a total of 8,461,549 shares of the common shares of CEI held by Kodiak.  The share purchase agreement called for the Company to issue a total of 1.5 shares of common stock for each share of CEI tendered by Kodiak, resulting in the Company issuing a total of 12,692,324 shares of common stock.  As further consideration for the acquisition of the CEI common shares, the Company forgave all current indebtedness owed to the Company by Kodiak and guaranteed by CEI, which was in the amount of $1,296,889.  An additional condition to the agreement was that a total of 12,000,000 restricted common shares of the Company were cancelled.

Upon consummation of the acquisition, CEI became the only wholly-owned subsidiary of the Company.  Subsequent to the completion of the reverse acquisition, the Company amended its article of incorporation and changed its name to Cougar Oil and Gas Canada, Inc.

The acquisition is accounted for as a “reverse acquisition”, since the stockholders of CEI owned a majority of the Company’s common stock immediately following the transaction and their management has assumed operational, management and governance control. The reverse acquisition transaction is recorded as a recapitalization of CEI pursuant to which CEI is treated as the surviving and continuing entity although the Company is the legal acquirer rather than a business combination.  The Company did not recognize goodwill or any intangible assets in connection with this transaction.  Accordingly, the Company’s historical consolidated financial statements are those of CEI from its date of inception on November 21, 2008.

Prior to the acquisition of CEI, the company had operating assets and activities within the oil and gas industry, and therefore the acquisition of CEI is not characterized as a shell transaction under SEC rules and regulations.

Functional currency

The reporting and functional currency of the Companies is the Canadian dollar. When a transaction is executed in a foreign currency, it is re-measured into Canadian dollars based on appropriate rates of exchange in effect at the time of the transaction. The resulting foreign currency transactions gains (losses) are included in general and administrative expenses in the accompanying consolidated statements of operations.

At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency of the Companies are adjusted to reflect the current exchange rate. The cumulative translation adjustments are included in accumulated other comprehensive loss in the equity section of the consolidated balance sheet.

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Reclassification

Certain reclassifications have been made to prior periods’ data to conform to the current year’s presentation. These reclassifications had no effect on reported income or losses.

Revenue Recognition

The Company uses the sales method of accounting for the recognition of natural gas and oil revenues. The Company is the operator on all of its properties. The Company has an agreement with the marketers of our product to sell, on its behalf, production from the properties for which it has working interest ownership. Since there is a ready market for natural gas, crude oil and natural gas liquids (“NGLs”), production is sold at various locations at which time title and risk of loss pass to the marketer.

The Company records its share of revenues based on sales volumes and contracted sales prices. The sales price for natural gas, natural gas liquids and crude oil are adjusted for transportation cost and other related deductions. The transportation costs and other deductions are based on contractual or historical data and do not require significant judgment. Subsequently, these deductions and transportation costs are adjusted to reflect actual charges based on third party documents once received by the Company. Historically, these adjustments have been insignificant. In addition, natural gas and crude oil volumes sold are not significantly different from the Company’s share of production.

The Company receives its share of revenue after all calculated crown royalties are paid on natural gas, crude oil and NGLs in accordance with the particular contractual provisions of the lease, license or concession agreements and the laws and regulations applicable to those agreements. Private royalties are accrued and paid upon receipt of payment.

Cash and Cash Equivalents, and Concentrations of Credit Risk

Cash and cash equivalents represent cash in banks. The Company considers any highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The Company’s accounts receivable are concentrated among entities engaged in the energy industry, within Canada. Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and receivables. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the Canada Deposit Insurance Corporation insurance limit.

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Bad Debts and Allowances

Bad debts and allowances are provided based on historical experience and management's evaluation of outstanding accounts receivable. Management periodically evaluates past due or delinquency of accounts receivable in evaluating its allowance for doubtful accounts. For oil and gas sales receivables we generally only consider booking an allowance if and when a specific instance of nonpayment occurs. Allowance for doubtful accounts was $nil at July 31, 2010 and 2009.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over estimated useful lives of five years. Repair and maintenance costs are charged to expense as incurred while acquisitions are capitalized as additions to the related assets in the period incurred. Gains or losses from the disposal of property, plant and equipment are recorded in the period incurred. The net book value of the property, plant and equipment that is retired or sold is charged to accumulated depreciation and amortization, and the difference is recognized as a gain or loss in the results of operations in the period the retirement or sale transpires.

Segment Information

The Company adopted Accounting Standards Codification subtopic Segment Reporting 280-10 (“ASC 280-10”).  ASC 280-10 establishes standards for reporting information regarding operating segments in annual consolidated financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders.  ASC 280-10 also establishes standards for related disclosures about products and services and geographic areas.  Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance.  The Company applies the management approach to the identification of our reportable operating segment as provided in accordance with ASC 280-10 and concluded that the Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.  The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with the acquisition, exploration, and development of properties within a relatively large geopolitical cost center in our case, by country, and are capitalized when incurred and are amortized as mineral reserves in the cost center are produced, subject to a limitation that the capitalized costs not exceed the value of those reserves. In some cases, however, certain significant costs designated as unproven properties are deferred separately without amortization until the specific property to which they relate is found to be either productive or nonproductive, at which time those deferred costs and any reserves attributable to the property are included in the computation of amortization in the cost center. All costs incurred in oil and gas producing activities are regarded as integral to the acquisition, discovery, and development of whatever reserves ultimately result from the efforts as a whole, and are thus associated with the Company’s reserves. The Company capitalizes internal costs directly identified with performing or managing acquisition, exploration and development activities. The Company has not capitalized any internal costs or interest at July 31, 2010 and 2009. Unevaluated and undeveloped costs are excluded from the full cost pool and are periodically evaluated for impairment rather than amortized. Upon evaluation, costs associated with productive properties are transferred to the full cost pool and amortized. Gains or losses on the sale of oil and natural gas properties are generally included in the full cost pool unless the entire pool is sold.

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized costs and estimated future development costs are amortized on a unit-of-production method based on proved reserves associated with the applicable country cost center. The Company has assessed the impairment for oil and natural gas properties for the full cost pool at July 31, 2010 and 2009 and will assess quarterly thereafter using a ceiling test to determine if impairment is necessary. Specifically, the net unamortized costs for each full cost pool less related deferred income taxes is compared to (a) the present value, discounted at 10%, of future net cash flows from estimated production of proved oil and gas reserves plus (b) all costs being excluded from the amortization base plus (c) the lower of cost or estimated fair value of unproved properties included in the amortization base less (d) the income tax effects related to differences between the book and tax basis of the properties involved. The present value of future net revenues is based on current prices, with consideration of price changes only to the extent provided by contractual arrangements, as of the latest balance sheet presented. The full cost ceiling test takes into account the prices of qualifying cash flow hedges in calculating the current price of the quantities of the future production of oil and gas reserves covered by the hedges as of the balance sheet date. In addition, the use of the hedge-adjusted price is consistently applied in all reporting periods and the effects of using cash flow hedges in calculating the ceiling test, the portion of future oil and gas production being hedged, and the dollar amount that would have been charged to income had the effects of the cash flow hedges not been considered in calculating the ceiling limitation should be disclosed. Any excess is charged to expense during the period that the excess occurs. The Company did not have any hedging activities from November 21, 2008 (date of inception through July 31, 2010. Application of the ceiling test is required for reporting purposes, and any write-downs are not reinstated even if the cost ceiling subsequently increases by year-end. Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.   Abandonment of properties is accounted for as adjustments of capitalized costs with no loss recognized.

Reserves

In December 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting, which is effective for reporting reserve information. In January 2010, the FASB issued its authoritative guidance on extractive activities for oil and gas to align its requirements with the SEC’s final rule. Under the SEC’s final rule, prior period reserves were not restated. The Company has used this guidance in reporting reserve information.

Impairment of long lived assets

The Company has adopted Accounting Standards Codification subtopic 360-10, Property, Plant and Equipment (“ASC 360-10”). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undiscounted cash flows. Should impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. ASC 360-10 also requires assets to be disposed of is reported at the lower of the carrying amount or the fair value less costs to sell.

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values

The Company has adopted Accounting Standards Codification subtopic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”).  ASC 820-10 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. ASC 820-10 delays, until the first quarter of fiscal year 2009, the effective date for ASC 820-10 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of ASC 820-10 did not have a material impact on the Company’s financial position or operations. Refer to Note 12 for further discussion regarding fair valuation.

Income Taxes

The Company has adopted Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant. The adoption of ASC 740-10 did not have a material impact on the Company’s consolidated results of operations or financial condition.

Comprehensive Income (Loss)

The Company adopted Statement of Accounting Standards Codification subtopic 220-10, Comprehensive Income (“ASC 220-10”) ”. ASC 220-10 establishes standards for the reporting and displaying of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business during a period from transactions and other events and circumstances from non-owners sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. ASC 220-10 requires other comprehensive income (loss) to include foreign currency translation adjustments and unrealized gains and losses on available for sale securities.

Net Loss per Share

The Company has adopted Accounting Standards Codification subtopic 260-10, Earnings Per Share (“ASC 260-10”) specifying the computation, presentation and disclosure requirements of earnings per share information. Basic loss per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrants have been excluded as common stock equivalents in the diluted loss per share because their effect is anti-dilutive on the computation. Fully diluted shares outstanding were 68,278,265 and 40,665,860 for the years ended July 31, 2010 and from the period November 21, 2008 (date of inception) through July 31, 2009, respectively.

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

1      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock based compensation

Effective since inception, the Company has adopted Accounting Standards Codification subtopic 718-10, Compensation (“ASC 718-10”) which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.  Pro-forma disclosure is no longer an alternative. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in ASC 718-10.  The Company implemented ASC 718-10 on November 21, 2008 (date of inception) using the modified prospective method.

As more fully described in Note 9 below, the Company granted equity based compensation over the years to employees of the Company under its equity plans.  The Company granted non-qualified stock options to purchase 635,000 and nil shares of common stock of the Company and 920,000 (net of cancellations of 125,000) and nil shares of the Company’s wholly owned subsidiary, Cougar Energy, Inc during the year ended July 31, 2010 and from November 21, 2008 (date of inception) through July 31, 2009, respectively, to employees and directors of the Company under the Employee Retention Plan.

As of July 31, 2010, there were outstanding employee stock options to purchase 1,555,000 shares of common stock, 208,336 shares of which were vested.

Recent accounting pronouncements

In May 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-19 (ASU2010-19), Foreign Currency (Topic 830): Foreign Currency Issues: Multiple Foreign Currency Exchange Rates. The amendments in this Update are effective as of the announcement date of May 2010. The Company does not expect the provisions of ASU 2010-19 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition-Milestone Method (Topic 605): Milestone Method of Revenue Recognition. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity’s fiscal year, the entity should apply the amendments retrospectively from the beginning of the year of adoption. The Company does not expect the provisions of ASU 2010-17 to have a material effect on the financial position, results of operations or cash flows of the Company.

In April 2010, the FASB issued ASU 2010-14, "Accounting for Extractive Activities — Oil & Gas."  ASU 2010-14 amends paragraph 932-10-S99-1 due to SEC Release No. 33-8995, "Modernization of Oil and Gas Reporting."  The amendments to the guidance on oil and gas accounting are effective August 31, 2010, and are not expected to have a significant impact on the Company's financial position that, if it is unable to raise additional capital, it may find it necessary to substantially reduce or cease operations.

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

2. PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits were comprised of the following:

	2010	2009
Prepaid operating expenses	$50,340	$-
Prepaid rent	27,885	-
Prepaid insurance	4,008	-
Deposits and other	1,164	-
Total	$83,397	$-

3.  OIL AND GAS PROPERTIES

Major classes of oil and gas properties under the full cost method of accounting at July 31, 2010 and 2009 consist of the following:

	July 31,
	2010	2009
Proved properties, net of cumulative impairment charges	$8,587,053	$-
Unevaluated and Unproved properties	3,934,051	4,064,730
Gross oil and gas properties	12,521,104	4,064,730
Less: accumulated depletion, accretion and impairments	3,087,053	-
Net oil and gas properties	$9,434,051	$4,064,730

Unevaluated and Unproved Properties

The Company has certain unevaluated and unproved properties, valued at cost, that have been excluded from costs subject to depletion. These costs amounting to $3,934,051 as at July 31, 2010 (July 31, 2009 - $4,064,730) are subject to a test for impairment which is separate from the test applied to proved properties.

Included in the Company’s oil and gas properties are asset retirement obligations of $1,222,105 and $94,982, comprising both current and long term items as of July 31, 2010 and 2009, respectively.

Quarterly, the Company assesses the value of unamortized capitalized costs within its cost center over the discounted present value of cash flows associated with its reserves. Any excess requires an immediate write-down of its capital costs by this amount, under the full cost ceiling test.

Impairment Charges

 During the year ended July 31, 2010, total impairment charges under the full cost ceiling test were $2,132,179 and is reported within the expense category “Impairment of Oil and Gas Properties”. The most significant factor causing the full year charge was the write off during the year of reserves, which represented approximately 13% of carrying cost at July 31, 2009, together with earlier than expected depletion on a number of other wells, leading to other reserve reductions. Also oil prices continued to fall during the year ended July 31, 2010. Weighted average product prices in our July 31, 2010 reserves report, and used for the ceiling test at that date, were $69.87/bbl (CND).

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

4.  ACCOUNTS PAYABLE AND ACCRUED LIABLITIES

Accounts payable and accrued liabilities are comprised of the following:

	July 31,
	2010	2009
Accounts payable	$1,598,827	$901,031
Accrued expenses	264,913	-
Cash calls and Joint venture payables	111,390	36,358
Royalties and GST taxes payable	10,331	-
Total	$1,985,461	$937,389

5.  OPERATING LINE OF CREDIT

During the year ended July 31, 2010 the Company reached formal agreement with a Canadian bank for two credit facilities. The first credit facility is a revolving demand loan facility in the amount of Cdn$1,500,000 bearing an interest at prime plus 3.5%. The second credit facility is$1,000,000  non-revolving acquisition/development demand loan bearing an annum interest rate of prime plus 3.0%. Under the terms of the Agreement, the two credit facilities are committed for the development of existing proved non-producing/undeveloped petroleum and natural gas reserves. As at July 31, 2010, $1,425,000 of the revolving line was drawn.  There was Nil drawn on the second facility. See subsequent event note 14.

6.  LONG TERM AND SHORT TERM NOTES PAYABLE

Long term and short term notes payable are comprised of the following:

	July 31,
	2010	2009
Obligation under purchase and sale agreement to acquire property from vendor, gross amount	$4,210,000	$-
Amount of discount to be accreted in the future (at 7.5% annually - .0625% per month)	(519,898)	-
Net carrying value	3,690,102	-
Less current portion	(638,124)
Long term portion	$3,051,978	$-

Current portion of long term debt-as above	$638,124	$-
Note payable-non- interest bearing, due on demand	34,000	-
Total current maturities of long term debt	$672,124	$-

On August 18, 2009, the Company entered into a Purchase and Sale Agreement to acquire certain oil and gas properties.  The Gross purchase price of $6,000,000 is payable over a 54 month term with variable monthly payments.  Amounts owing under the Purchase and Sale Agreement are non interest bearing.

The Company recorded the obligation at present value using an interest rate of 7.5% per annum and is accreting using the effective interest method over the term of the obligation.

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

6. LONG TERM AND SHORT TERM NOTES PAYABLE (continued)

The Company has the right to prepay the vendor loan in full, without penalty, semi-annually commencing March 31, 2010 at a proportionate discount to the original purchase price. The indebtedness is secured by a debenture covering a fixed and floating charge over Cougar's interest in the acquired properties.

On January 6, 2010, the Company issued a $200,000 promissory note, due one year from the date of the note with interest at Bank of Canada prime plus 1%, unsecured.  As of July 31, 2010, the balance under this promissory note was $50,000.

On December 19, 2009, the Company issued a $15,000 promissory note, due on demand with interest at Canada prime plus 2%.  As of July 31, 2010, the balance under this promissory note was $15,833.

7.  ASSET RETIREMENT OBLIGATIONS

The Company’s financial statements reflect the provisions of Accounting Standards Codification Subtopic 410-20, Asset Retirement Obligations (“ASC 410-20”) ASC 410-20 provides that, if the fair value for an asset retirement obligation can be reasonably estimated, the liability should be recognized in the period when it is incurred. Oil and gas producing companies incur this liability upon acquiring or drilling a well. Under the method prescribed by ASC 410-20, the retirement obligation is recorded as a liability at its estimated present value at the asset’s inception, with an offsetting increase to producing properties on the Consolidated Balance Sheet. Periodic accretion of discount of the estimated liability is recorded, as appropriate, as an expense in the Consolidated Statement of Operations and is included in depletion, depreciation and accretion. The Company’s asset retirement obligations relate to the all wells. The Company has recognized an asset retirement liability of $1,311,206 and $107,667 at July 31, 2010 and 2009, respectively.

At July 31, 2010, the estimated total undiscounted amount required to settle the asset retirement obligations was $3,067,453 (July 31, 2009 - $162,362). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extends up to 15 years into the future. This amount has been discounted using a credit adjusted risk-free interest rate of 7.5% and a rate of inflation of 2.5%.

Changes in the carrying amounts of the asset retirement obligations associated with the Company’s oil and natural gas properties are as follows:

	July 31,
	2010	2009
Asset retirement obligations, beginning of the period	$107,667	$-
Additions	1,127,123	103,154
Accretion	76,416	4,513

Asset retirement obligations, end of period	$1,311,206	$107,667

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

8.  STOCKHOLDERS EQUITY

The Company is authorized to issue an unlimited number of no par value preferred and common stock.  As of July 31, 2010 and 2009, the Company had issued and outstanding 61,853,353 and 40,665,860 shares of common stock, respectively.

On January 25, 2010, in connection with the reverse acquisition, the Company affected a three-for-one (3 to 1) stock split of its issued and outstanding shares of common stock, no par value. All references in the consolidated financial statements and the notes to consolidated financial statements, number of shares, and share amounts have been retroactively restated to reflect the split.

During the year ended July 31, 2009, the Company issued an aggregate of 38,076,933 shares of common stock to acquire oil and gas properties.  The fair value was determined based on the acquisition cost of Kodiak Energy, Inc., the Company’s parent.

During the year ended July 31, 2009, the Company sold 2,588,822 shares of the Company’s common stock for $473,908 and 3,634,619 shares for $722,469.

The Company issued 697,500 shares to acquire oil and gas property and 648,444 shares of the Company’s common stock in exchange for a related party note receivable

The Company also issued 6,930 shares of the Company’s common stock in exchange for exercise of warrants

9. STOCK OPTIONS AND WARRANTS

Options

Cougar Oil and Gas Canada Stock Option Plan

Cougar Oil and Gas Canada has a stock option plan under which it may grant options to its directors, officers, employees and consultants for up to a maximum of 10% of its issued and outstanding common shares at market price at the date of grant for up to a maximum term of five years. Options are exercisable equally over the first three years of the term of the option.

A summary of options granted and outstanding under the plan is as follows:

July 31, 2010
Weighted average
Exercise Price	Shares
$ 2.02	35,000
$ 2.38	600,000
$ 2.36	635,000

Outstanding				Exercisable
Number outstanding at July 31, 2010	Weighted Average remaining Contractual life	Weighted average Exercises Price	Aggregate intrinsic value	Number outstanding at July 30, 2010	Weighted average Exercise price	Aggregate Intrinsic Value
35,000	4.67	2.02	-	-	-	-
600,000	4.84	2.38	-	-	-	-
635,000		2.36		-	-	-

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

9. STOCK OPTIONS AND WARRANTS (continued)

During the year ended July 31, 2010, the Company granted an aggregate of 635,000 stock options with an exercise price from $2.02 to $2.38 expiring five years from issuance.  The fair values were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0- %
Volatility	100.0%
Risk free rate:	2.61% to 2.89%

Cougar Energy, Inc. Stock Option Plan

Cougar Energy, Inc. (a wholly owned subsidiary of the Company) has a stock option plan under which it may grant options to its directors, officers, employees and consultants for up to a maximum of 10% of its issued and outstanding common shares at market price at the date of grant for up to a maximum term of five years. Options are exercisable equally over the first three years of the term of the option.

A summary of options granted and outstanding under the plan is as follows

July 31, 2010
Weighted average Exercise
Price	Shares
$ 0.65	625,000
$ 1.30	295,000
$ 0.86	920,000

Outstanding				Exercisable
Number outstanding at July 30, 2010	Weighted Average remaining Contractual life	Weighted average Exercises Price	Aggregate intrinsic value	Number outstanding at July 31, 2010	Weighted average Exercise price	Aggregate Intrinsic Value
625,000	3.46	0.65	-	208,336	0.65	-
295,000	4.25	1.30	-	-	-	-
920,000		0.86		208,336	0.65	-

During the year ended July 31, 2010, the Company granted an aggregate of 295,000 stock options with an exercise price of $1.30 expiring five years from issuance.  The fair values were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0- %
Volatility	100%
Risk free rate:	2.51% to 2.75%

The fair value of all employee options vesting in the year ended July 31, 2010 and from November 21, 2008 (date of inception) through July 31, 2009 of $251,584 and $69,279, respectively, was charged to current period operations.

It is the intention of company management to merge Cougar Energy, Inc. with its parent, Cougar Oil and Gas Canada Inc. in the near future. Both of the companies are Alberta corporations and could be merged in a statutory amalgamation under Alberta corporate law. Upon that merger, and after giving effect to the Cougar Oil and Gas Canada/Cougar Energy Inc. share exchange at 1:1.5 and the subsequent 3:1 split of Cougar Canada Oil and Gas Canada Inc. shares, the 625,000 and 295,000 outstanding Cougar Energy, Inc stock options exercisable at $.65 and $1.30 respectively shown above will become 2,812,500 and 1,327,500 outstanding Cougar Oil and Gas Canada stock options exercisable at $.144 and $.289 respectively.

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

9. STOCK OPTIONS AND WARRANTS (continued)

Warrants

The following table summarizes in warrants outstanding and related prices for the shares of the Company’s common stock issued to shareholders at July 31, 2010:

		Warrants Outstanding Weighted Average			Warrants Exercisable
		Remaining	Weighted		Weighted
	Number	Contractual	Average	Number	Average
Exercise Price	Outstanding	Life (years)	Exercise price	Exercisable	Exercise Price
$0.288	3,873,810	0.94	0.288	3,873,810	$0.288
0.577	2,342,766	1.03	0.577	2,342,766	0.577
Total	6,216,576	0.98		6,216,576

Transactions involving the Company’s warrant issuance are summarized as follows:

	Number of Shares	Weighted Average Price Per Share

Outstanding at October 1, 2008 (date of inception)	-	$-
Issued
Exercised
Canceled or expired
Outstanding at July 31, 2009	-	-
Issued	6,223,506	0.98
Exercised	(6,930)	0.577
Canceled or expired	-	-
Outstanding at July 31, 2010	6,216,576	$0.40

10.  RELATED PARTY TRANSACTIONS

From time to time, the Company’s majority shareholder, Kodiak Energy, Inc. has provided working capital and services to the Company.  There are no formal repayment terms and is interest free.  As of July 31, 2010 and 2009, the balance due was $674,519 and $180,668, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

10.  RELATED PARTY TRANSACTIONS (continued)

During the year ended July 31, 2009, the Company issued 38,076,933 of the Company’s common stock in exchange for oil and gas properties held by Kodiak Energy, Inc.; the Company’s parent.  The valuation was the recorded at the underlying cost of Kodiak and the deemed value of the land and did not materially differ from the fair value at the time of the acquisition.

The Company paid $35,000 to a Company owned and controlled by the chairman of the Company for management consulting services during the year ended July 31, 2010.  Of this amount, $10,500 was payable on July 31, 2010.  The Company paid the wife of the chairman of the Company $11,340 for administration consulting services.  Of this amount, $4,032 was outstanding on July 31, 2010.  These amounts were charged to General and Administrative Expense.

At July 31, 2010 and 2009, the Company had outstanding parayable of $674,519 and $180,668, respectively, to Kodiak Energy, Inc.

These related party transactions were non arm's length transactions in the normal course of business and agreed to by the related parties and the Company based on negotiations and Board approval and accordingly had been measured at the exchange amounts.

11. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of July 31, 2010 and 2009, the Company had lease commitments for office space and equipment as shown below:

	July 31, 2010	July 31, 2009
Amounts payable in:
2011	$175,280	$-
2012	175,280	-
2013	118,182	-

Litigation

The Company is subject to other legal proceedings and claims, which arise in the ordinary course of its business.  Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.  There was no outstanding litigation as of July 31, 2010.

12. FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

ASC 825-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. ASC 825-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 825-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

12. FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

The carrying amounts of financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, other current liabilities, revolving credit facility and debt approximate their fair values due to their short maturities and variable interest rate on the revolving credit facility and fixed rates which approximate market rates on notes payable.

13.  INCOME TAXES

The Company has adopted Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

For the years ended July 31, 2010 and 2009, a reconciliation of the income tax benefit at the combined Canadian federal and Alberta provincial statutory rate to the income tax benefit at the Company's effective tax rate is as follows.
	2010	2009
Combined statutory rate	28.42%	29.21%

Income tax benefit at combined statutory rate	$904,937	$148,883
Difference arising from additional tax deductible property cost	-	782,115
Impact of rate change	(26,755)	-
Other	(247)	2,388
Change in valuation allowance	877,935	933,386

The provision for income taxes differ from the amount of income tax determined by applying the applicable Canadian statutory rate to losses before income tax expense for the year ended July 31, 2010 and the period from November 21, 2008 (date of inception) through July 31, 2009 as follows:

	July 31,
	2010	2009
Statutory federal income tax rate	18.42%	19.21%
Statutory provincial income tax rate	10.00%	10.00%
Difference arising from additional tax deductible property cost	.00%	153.44%
Other	(.76%)	.46%
Net operating losses and other tax benefits for which no current benefit is being realized	(27.66%)	(183.11%)
Effective tax rate	0.00%	0.00%

Deferred tax assets (liabilities) at July, 2010 and 2009 are comprised of the following:

	2010	2009
Deferred tax assets
Excess of capital assets tax deductions over book value	$1,144,563	$754,373
Non-capital operating losses	350,002	147,565
Asset retirement obligations	372,601	31,448
Total deferred tax assets	1,867,166	933,386

Deferred tax liabilities	-	-
Net deferred tax asset before valuation allowance	1,867,166	933,386
Less valuation allowance	(1,867,166)	(933,386)
Net deferred tax asset	$-	$-

As at July 31, 2010 and 2009, the Company's deferred tax asset attributable to its non-capital operating losses carried forward are $350,002 and $147,565 respectively and will expire in the years 2016 and 2017, if not utilized. Capital costs not deducted can be carried forward indefinitely. As reflected above, the calculated tax benefit has been fully offset by a valuation allowance based on management's determination that it is not more likely than not that some or all of this benefit will be realized.  We do not have any unrecognized tax benefits or loss contingencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010 AND 2009
(REPORTED IN CANADIAN DOLLARS)

14. SUBSEQUENT EVENTS

-
On August 15, 2010, Kodiak Energy, Inc  - majority shareholder of Cougar Oil and Gas Canada– reached agreements to acquire two debt instruments of Cougar Energy, Inc from Zentrum Energy AG for USD $414,403.80 and Maushen Finanz for USD$63,206.97 . Those agreements are expected to close in the near future and the debt will become a related party debt at that time.

-	Cougar Oil and Gas Canada Inc. Additional Board Member

On September 13, 2010, Mr. Galachiuk was appointed as an additional board member.  Mr. Galachiuk is currently President of Bow Engineering Ltd in Calgary, Alberta, Canada and has been involved in the oil refining and oil sands industry for over 28 years. He served in various roles with Suncor Energy since 1982. Most recently, he was Vice President, Growth Planning and Development of Suncor Energy, Inc, from 2004 to 2009. This role provided direction for the key growth initiatives and sustaining projects with respect to the Suncor Energy Oil Sands facility in Fort McMurray, Alberta. Areas of responsibility included technical scope and process development, strategy charting, planning and major project economics. He serves on two other boards including the Climate Change and Emissions Management Corporation and the Alberta Innovates - Energy and Environment Solutions. He is a registered Professional Engineer in the Province of Alberta with APEGGA

-
On October 14, 2010, the operating line at the Canadian Western Bank was increased from 1.5 mill Cdn. to 2.5 mill Cdn. The second loan vehicle of 1.5 mill Cdn. previously   negotiated was then cancelled.

-
-
October 20, 2010, Cougar Oil and Gas Canada, Inc. closed the final stage of it’s divestiture of the Crossfield assets for Cdn $210,000–which amount was the approximate current P1 reserve value.  Proceeds of the divestiture will be used for ongoing field development work.

-
On October 29, 2010, Michael J. Hamilton was appointed as an additional director and the Chairman of the Audit Committee. Previously, he has served as Chairman and Chief Executive Officer of MMC Energy, Inc., a publicly traded merchant electricity generator that owned several generating units in California, until September 2009.  Previously, Mr. Hamilton was the partner in charge of utility audit and tax at PricewaterhouseCoopers until he retired in 2003.  He then served as a senior managing director at FTI Consulting where he specialized in bankruptcy and restructuring work, primarily in the merchant power industry.  Mr. Hamilton is a certified public accountant with additional certifications in business valuation and financial forensics and is a certified turnaround professional.   Mr. Hamilton is also a director of MMC Energy, Inc., the non-executive Chairman of the Board and a director for MXenergy Holdings, Inc. the non-executive Chairman of the Board and a director of Coda Octopus Group. and Gradient Resources, Inc. Mr. Hamilton also is an experienced senior financial independent director and as an financial expert per the SEC and US Stock Exchange regulations,

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING

ACTIVITIES (UNAUDITED)

(All currency amounts in millions CAD )

  In accordance with the Accounting Standards Update 2010-03, Extractive Activities - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures , ("ASU 2010-03"), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Company as of July 31, 2010 in the following tables.  Since there were no reserves or revenue for the preceding years of 2009 and 2008, there are no comparison tables provided.. Tables I through III provide historical cost information under US GAAP  pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operations related to oil and gas producing activities. Tables IV through XI present information on the Company’s estimated net proved reserve quantities; standardized measure of discounted future net cash flows;

This statement of reserves data and other information (the “Statement”) is dated September10, 2010 and is effective July 31, 2010.  The preparation date of the information in this Statement was September 10, 2010.

Table I:        Capitalized costs related to oil and gas producing activities

	Years ended July 31
	2010	2009

Property cost – land and acquisitions	$9,151,683	Nil
Drilling and Completions	823,712	Nil
Facilities	1,105,343	Nil
Long lived asset in regards to asset retirement obligation	1,222,105	Nil
Seismic	218,262	Nil
Total capitalized costs	12,521,104	Nil
Accumulated depreciation, depletion, amortization and impairment losses	3,087,053	Nil
Net capitalized costs	$9,434,051	Nil

Table II:       Cost incurred in oil and gas exploration and development

For the financial year ended July 31, 2010, the Company incurred the following costs on properties in Canada:

Property cost
Proved Properties	$6,592,027
Unproved Properties	(243,463)
Exploration Costs	2,106
Development costs	978,582
Total capitalized costs	$7,329,253

	Years ended July 31,
Table III: Results of operations for oil and gas producing activities	2010	2009

Sales	$3,228,475	Nil
Royalties	(570,755)	Nil
Operating expenses	(1,327,376)	Nil
Depreciation, depletion, amortization and impairment losses	(3,164,665)	Nil
Taxes other than income tax	(0)
Income before income tax	(1,834,320)	Nil
Income tax expense	(0)	Nil
Results of operation from producing activities	$(1,834,320)	Nil

COUGAR Oil and Gas Canada, Inc.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING

ACTIVITIES (UNAUDITED)

(All currency amounts in millions CAD )

The results of operations for producing activities for the years ended July 31, 2009 and 2010 are shown above. Revenues include sales to unaffiliated parties. All revenues reported in this table include royalties where applicable. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Reserves Categories

Proved reserves are those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. Although probable and possible reserve locations are found by “stepping out” from proved reserve locations, estimates of probable and possible reserves are, by their nature, more speculative than estimates of proved reserves and, accordingly, are subject to substantially greater risk of being actually realized by us.  Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.  Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

 “Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

Estimated Reserves

The following tables presents our estimated net proved, probable and possible oil and gas reserves relating to our oil and natural gas properties as of July 31, 2010, based on our reserve reports as of such date. The data was prepared by the independent petroleum engineering firm GLJ Petroleum Consultants Ltd. (GLJ). Reserves at July 31, 2010 were determined using the unweighted arithmetic average of the first day of the month price for each month from October 2009  through July  2010, which we refer to as the 12-month average price as of July 31, 2010, of $69.87 per barrel of oil.

Reserves

Estimating oil and gas reserves is a very complex process requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. This data may change substantially over time as a result of numerous factors such as production history, additional development activity, and continual reassessment of the viability of production under various economic and political conditions.

Consequently, material upward or downward revisions to existing reserve estimates may occur from time to time; although, every reasonable efforts is made to ensure that reported results are the most accurate assessment available. We ensure that the data provided to our external independent experts, and their interpretation of that data, corresponds with our development plans and management’s assessment of each reservoir.

The significance of subjective decisions required and variances in available data make estimates generally less precise than other estimates presented in connection with financial statement disclosures.

In December 2008, the SEC issued its final rule, Modernization of Oil and Gas Reporting, which is effective for reporting 2009 reserve information. In January 2010, FASB issued its authoritative guidance on extractive activities for oil and gas to align its requirements with the SEC’s final rule. We adopted the guidance as of December 31, 2009 in conjunction with our year-end reserve report as a change in accounting principle that is inseparable from a change in accounting estimate. Under the SEC’s final rule, prior period reserves were not restated.

For the United States, the primary impacts of the SEC’s final rule on our reserve estimates include: The use of the unweighted 12-month average of the first-day-of-the-month reference price of $69.87 per barrel for oil compared to average consolidated revenue of $74.64 (net of transportation) per barrel received for the months of October 1, 2009 to July 31, 2010 when we had sales. Thus a price point was used for calculations of reserves and impact on long term liabilities which was 93% of actual for this 10 month period and 78% of the October 1, 2009 to December 31,2009  3 month period – thus our comments as to subjective price points and that effect on estimates and ceiling tests and resultant write downs.

The impact of the adoption of the SEC’s final rule on our financial statements is not practicable to estimate due to the operational and technical challenges associated with calculating a cumulative effect of adoption by preparing reserve reports under both the old and new rules.

The process for preparation of our oil and gas reserves estimates is completed in accordance with our prescribed internal control procedures, which include verification of data provided for management reviews and review of the independent third party reserves report. The technical employee responsible for overseeing the process for preparation of the reserves estimates has a Bachelor of Science Degree in Geology and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA), Society of Petroleum Engineers (SPE), and Canadian Society of Petroleum Geologists (CSPG).  He has more than 25 years of experience in reservoir geology.

All reserve information in this report is based on estimates prepared by GLJ, independent petroleum engineers. The technical personnel responsible for preparing the reserve estimates at GLJ meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas by the Society of Petroleum Engineers. GLJ is an independent firm of petroleum engineers, geologists, geophysicists and petrophysicists; they do not own an interest in our properties and are not employed on a contingent fee basis.

Internal Controls for Reserves Reporting

A significant component of our internal controls in our reserve estimation effort is our practice of using an independent third-party reserve engineering firm to prepare 100% of our year-end proved reserves and, for  2010, our probable and possible reserves. The qualifications of this firm are discussed below under “Independence and Qualifications of Reserve Preparer.” The Board of Directors of the Company has reviewed the reserves estimates and procedures prior to acceptance of the report.   The Board of Directors has sufficient technical training and experience to review and approve the report

Our internal geologist is our Vice President, Exploration and reports to our President, Operations, who maintains oversight and compliance responsibility for the internal reserve estimate process and provides appropriate data to our independent third party reserve engineers to estimate our year-end reserves. Our internal geologist staff consists of one degreed geologist, with over 25 years of diversified geological experience in the Canadian oil and gas industry, including in the Western Canadian Sedimentary Basin.  He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA), Society of Petroleum Engineers (SPE), and Canadian Society of Petroleum Geologists (CSPG).

Independence and Qualifications of Reserve Preparer

We engaged GLJ Petroleum Consultants Ltd. (GLJ), third-party reserve engineers, to prepare our reserves as of July 31, 2010 in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook (COGE), the Canadian Securities Administrators National Instrument 51-101 (NI 51-101) using Forecast Pricing Assumptions and, for the SEC, using Constant Pricing Assumptions. The technical person responsible for our reserve estimates at GLJ meets the requirements regarding qualifications, independence, objectivity and confidentiality set forth by The Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). GLJ is an independent firm of petroleum engineers, geologists, geophysicists and petrophysicists; they do not own any interest in our properties and are not employed on a contingent fee basis.

Year-end reserves quantities for the year ended July 31, 2010 shown in the following tables were calculated using the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report. The estimated impact of changing to the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period was not significant as the Company had no reserves prior to September 30, 2009. – There were no reserves as of July 31, 2009 or 2008 and thus a comparison table is not provided.

Table IV:     Reserve quantities information

 The Group’s estimated net proved underground oil and gas reserves and changes thereto for the years ended July 31, 2010 are shown in the following table

The Company has no Proved Undeveloped reserves at this time.

OIL AND GAS RESERVES SUMMARY July 31, 2010 (Mbbl)
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
PROVED – Developed Producing	231	202	28	25	-	-	-	-	259	227
PROVED – Developed Non Producing	63	58	-	-	-	-	-	-	63	58
PROVED – Undeveloped	-	-	-	-	-	-	-	-	-	-
TOTAL PROVED	294	261	28	25	-	-	-	-	322	285
PROBABLE	132	120	7	6	-	-	-	-	139	125
TOTAL PROVED Plus PROBABLE	426	380	35	30	-	-	-	-	461	411

Table V:      Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production are computed by the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report for the year ended July 31, 2010 to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Company’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the year ended July 31,  2010 and should not be relied upon as an indication of the Company’s future cash flows or value of its oil and gas reserves. As there was no reserves or revenue as of July 31, 2009 or 2008 -  no comparison tables are provided.

NET PRESENT VALUE OF FUTURE NET REVENUE Based on Constant Prices and Costs July 31, 2010
Reserves Category	Before Income Taxes Discounted at (% Per Year) $M Cdn
	0%	5%	10%	15%	20%
PROVED – Developed producing	5,627	5,138	4,731	4,388	4,096
PROVED – Developed Non-producing	506	464	426	392	361
PROVED – Undeveloped	0	0	0	0	0
TOTAL PROVED	6,133	5,602	5,157	4,780	4,457
PROBABLE	3,511	3,090	2,753	2,480	2,254
TOTAL PROVED PLUS PROBABLE	9,644	8,692	7,910	7,259	6,711

Notes:

Numbers may not add exactly due to rounding.

Numbers are M $ CAD as reserve reports were calculated on that basis.

Table VI:   Production Volumes, Sales Prices and Production Costs

The following table sets forth information regarding our oil and natural gas properties. The oil and gas production figures reflect the net production attributable to our revenue interest and are not indicative of the total volumes produced by the wells.

SUMMARY OF NET REVENUE

July 31, 2010 (Undiscounted)

SUMMARY OF NET REVENUE
July 31, 2010 (Undiscounted)
				Capital	Well Abandonment	Future Net
			Operating	Development	and Reclamation	Revenue Before
Reserves Category	Revenue	Royalties	Costs	Costs	Costs	Future Income Tax
Proved Reserves	23,070	2,576	13,172	681	507	6,133
Probable Reserves	10,066	962	5,201	352	41	3,511
Proved Plus Probable Reserves	33,136	3,538	18,372	1,033	548	9,644

Notes:

Nunumbers may not add exactly due to rounding.

Numbers are MM $ CAD.

Table VII:   RECONCILATION OF Company Gross Reserves by Principal Product Type - Mbbl

July 31, 2010 (Mbbl)
Factors	Total Oil				Light and Medium Oil				Heavy Oil
	Proved	Probable	Proved +Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable
Acquisitions	326	151	477	298	144	442	28	7	35
Production	0	-	0	0	-	0	0	-	0
July 31, 2010	326	151	477	298	-	442	28	7	35

Table VIII:   Land Holdings Without Attributed Reserves as at July 31, 2010

The following table summarizes information with respect to the Company’s properties to which no reserves have been specifically attributed:

Total Unproved Properties (Hectares) – Gross 3,200 and Net 3,079

There are no material work commitments on the above undeveloped land holdings.

Additional information regarding wells, costs and associated activities

Table IX:   The following table summarizes the Company’s working interests, as at July 31, 2010, in oil and gas wells located in Canada:

SUMMARY Oil and Gas Wells July 31, 2010
	Oil Wells Gross	Oil Wells Net	Natural Gas Wells Gross	Natural Gas Wells Net	Service Wells Gross	Service Wells Net	Total Gross	Total Net
Total Canada Producing (1)	15.0	10.83	0	0	0	0	15	10.83
Total Canada Non Producing (2)	36.0	29.47	2.0	.0875	4	3.63	42	33.975

Notes:

1. Includes wells that are temporarily shut-in but which are capable of production.

2. Includes wells that are not capable of production but that are not yet abandoned

Additional Information Concerning Abandonment and Reclamation Costs –

The Company bases its estimates for the costs of abandonment and reclamation of surface leases, wells, facilities and pipelines on previous experience of management with similar well sites and facility locations in the area. Costs for abandonment of reserve wells are included in the GLJ Report as a deduction in arriving at future net revenue.  As at July 31, 2010, management expected to incur such future costs on 47.915 net wells. Within the next five financial years, it is expected such costs will total $551,000 in respect of abandonment and reclamation costs for surface leases, wells, facilities and pipelines. The costs used by GLJ for abandonment of reserve wells based on industry averages in the area and regulatory published estimates.  Surface lease reclamation is not considered and facilities costs were deemed recoverable with salvage of the equipment.

Table X:   Company Annual Abandonment Costs (M$ CAD)

July 31, 2010
	2010	2011	2012	2013	2014	12yr Total	Total to 2021 10% discount
Proved Producing	0	0	0	0	0	297	152
Total Proved	0	0	48	71	77	566	3
Total Proved Plus Probable	0	0	0	53	89	505	329

Table XI:  Exploration and Development Activities

For the year ended July 31, 2010, the Company completed the following exploratory and development wells:

	Exploratory wells Gross	Exploratory Wells Net	Development Wells Gross	Development Wells Net
Oil	0	0	0	0
Gas	0	0	0	0
Service	0	0	0	0
Dry	0	0	0	0
Total	0	0	0	0

ITEM 19.  EXHIBITS

Number	Description
3.1	Articles of Incorporation	Filed by reference to Exhibit 3.1 filed with Form F-1filed with the SEC on February 20, 2008
3.2	Articles of Amendment	Incorporated by reference to the Exhibits 3.2 filed with the Form F-1 filed with the SEC on February 20, 2008
3.3	Bylaws	Incorporated by reference to the Exhibits 3.3 filed with the Form F-1 filed with the SEC on February 20, 2008
3.4	Articles of Amendment (Name Change)	Filed by reference to Exhibit 1.1filed with Form F-6 dated February 2010
4.1	Form of Share Certificate	Incorporated by reference to the Exhibits 4.1 filed with the Form F-1 filed with the SEC on February 20, 2008
10.2	Purchase Agreement with Sword and loan agreements –	Filed by reference to 10.5 with Form K-8 filed by Kodiak Energy on October 6 , 2009
10.3	Purchase Agreement with Mistahiya	filed by reference to 10.6 with Form K-8 filed by Kodiak Energy on October 6, 2009
10.4	Share purchase agreement between Registrant and Kodiak Energy, Inc	(incorporated by reference to Exhibits
10.5	Code of Conduct Policy	Filed herewith
10.6	Stock Option Plan	Filed herewith
10.7	Credit line agreement with Canadian Western	Filed herewith
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Executive Officer and Principal Financial Officer	Filed herewith
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

COUGAR OIL AND GAS CANADA,INC.

Date: November 12, 2010	By:	/s/ William S Tighe
Name: William S. Tighe
Title: Chairman of the Board (Principal Executive Officer and Principal Financial Officer)