Form 20-F/A
period 2010-12-31
COUGAR OIL & GAS CANADA INC.
filed 2011-12-05
CIK 1427645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
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

Page2

The following supplemental information on oil and gas producing activities (unaudited) replaces in its entirety the information starting on page 60 (after the financial statements) through page 66 of the Form 20-F of the registrant as originally filed on March 31, 2011, to update and add certain of the data and disclosure therein to respond to comments of the Staff of the Securities and Exchange Commission.

AMENDED SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING
ACTIVITIES (UNAUDITED)
(All currency amounts in Canadian dollars))

In accordance with the Accounting Standards Update 2010-03, Extractive Activities - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures, ("ASU 2010-03"), issued by the Financial Accounting Standards Board of the United States, this section provides supplemental information on oil and gas exploration and producing activities of the Company as of December 31, 2010 in the following tables. Since there were no reserves or revenue for the preceding year of 2008 there is no comparison tables provided for those years. Tables I through V provide historical cost information under US GAAP pertaining to capitalized costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operations related to oil and gas producing activities. Tables V through XV present information on the Company’s estimated net proved reserve quantities; standardized measure of discounted future net cash flows;

This statement of reserves data and other information (the “Statement”) is dated March 8, 2011 and is effective December 31, 2010. The preparation date of the information in this Statement was March 8, 2011.

1.
The Third Party report on Reserves by GLJ Petroleum Consultants was prepared in accordance with requirements contained in Item 1202 (a) (8) of US Securities and exchange Commission Regulations S-K – the certificate is filed as Exhibit 10.8 herein.  The report as filed does not satisfy the SEC reporting requirements in certain respects.  We specifically make note that this Report is not in compliance with Regulation S-K Subpart 1202.

2.	Description of Properties and Plan of Operations
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

Page3

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

Page4

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

Page5

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

4.     Trout Operations Growth Plans – The Company has prepared a multifaceted development program that is designed to carry the Company forward with the overall goals of increasing production. The plan is to efficiently execute field programs that combine the optimization of existing wells and infrastructure with additional infill drilling and supplemented with land acquisitions and 3D seismic supported exploration drilling. This combination of field operations represents a balanced portfolio of risk versus reward, which can be easily adjusted depending on cash flow, commodity prices and financing.

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

Page6

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

Page7

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

Northern Alberta – First Nations Joint Ventures:

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

Page8

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

Page9

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

The current intention is to perform the previously planned vertical and horizontal work programs for the license). In lieu of obtaining our own financing, we are actively enlisting joint venture partners to move the project forward by way of divesting part of our interest. Monthly the Company reviews the opportunity and balances the risk versus reward, which can be adjusted depending on cash flow, commodity prices and financing. When the stability of natural gas prices over a period of time that then translates into a netback on the Lucy prospect we will look to assign capital dollars to the project. Until then there is no expiry on the lease.

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

Page10

5.	Oil and Gas Leases and Development Rights

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

Table I: Properties with No Attributed Reserves

The following table summarizes information with respect to the Corporation’s properties to which no reserves have been specifically attributed:

Land Holdings Without Attributed Reserves as at December 31, 2010
	Unproved Properties (Hectares)
	Gross	Net
Total Canada	3,200	3,079
Total Other Countries	0	0

There are no material work commitments on the above undeveloped land holdings.

Page11

Table II: Capitalized costs related to oil and gas producing activities

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

*Note – only includes 3 months of costs for 2009 – October to December 2009.

Table III: Cost incurred in oil and gas exploration and development

For the 5 months ended December 31, 2010, the Company incurred the following costs on properties in Canada:

Property cost
Proved Properties	$(206,609)
Unproved Properties	2,745
Exploration Costs	227,627
Development costs	619,088
Total capitalized costs	$642,851

	5 months ended December 31,
Table IV: Results of operations for oil and gas producing activities	2010	2009	*

Sales	$1,380,540	$748,270
Royalties	(202,238)	(118,278)
Operating expenses	(689,282)	(422,587)
Depreciation, depletion, amortization and impairment losses	(379,586)	(2,237,152)
Taxes other than income tax	(0)	(0)
Income before income tax	109,434	(2,029,747)
Income tax expense	(0)	(0)
Results of operation from producing activities	$109,434	$(2,029,747)

 * Note – only includes 3 months of revenue for 2009 – October to December 2009.

(All currency amounts in Cdn.)

Page12

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

Page13

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

Page14

6.	Reserve quantities information

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions.  As specified, in determining economic production, constant product reference prices have been based on a 12 month average price, calculated as the unweighted arithmetic average of the first-day-of –the-month price for each month within the 12-month period prior to the effective date of this report.  In the economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of the report, with no future escalation.  Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

Table V: The estimated net proved underground oil and gas reserves and changes thereto for the year ended December 31, 2010 are shown in the following table

Company had no reserves prior to September 30, 2009. –thus a comparison table is not provided.

Company Net Proved Reserves

(Mbbl)
Location of Reserves	Crude Oil Mbbl		Natural Gas MMcf		Natural Gas Liquids Mbbl		Oil Equivalent Mbbl		Proportion Oil Eq. Reserves
Country Region	July 31, 2010	December 31, 2010	July 31, 2010	December 31, 2010	July 31, 2010	December 31, 2010	July 31, 2010	December 31, 2010	July 31, 2010	December 31, 2010
Canada Alberta	285	372	0	0	0	0	285	372	100%	100%

TOTAL Company	285	372	0	0	0	0	285	372	100%	100%

Table VIa. The estimated net proved underground oil and gas reserves by product for the year ended July 31, 2010 are shown in the following table.

OIL AND GAS RESERVES SUMMARY July 31, 2010 (Mbbl)
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
PROVED – Developed Producing	231	202	28	25	-	-	-	-	259	227
PROVED – Developed Non Producing	63	58	-	-	-	-	-	-	63	58
PROVED – Undeveloped			-	-	-	-	-	-
TOTAL PROVED	294	261	28	25	-	-	-	-	322	285
TOTAL PROBABLE	132	120	7	6	-	-	-	-	139	125

Page15

Table VIb. The estimated net proved underground oil and gas reserves by product for the transition period ended December 31, 2010 are shown in the following table.

OIL AND GAS RESERVES SUMMARY December 31, 2010 (Mbbl)
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
PROVED – Developed Producing	201	180	23	20	-	-	-	-	223	200
PROVED – Developed Non Producing	82	75	-	-	-	-	-	-	82	75
PROVED – Undeveloped	118	97	-	-	-	-	-	-	118	97
TOTAL PROVED	401	352	23	20	-	-	-	-	424	372
TOTAL PROBABLE	283	237	7	5	-	-	-	-	290	242

Table VII: Standardized measure of discounted future net cash flows

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

Page16

Table VII(a) NET PRESENT VALUE OF FUTURE NET REVENUE Based on Constant Prices and Costs December 31, 2010
Reserves	Before Income Taxes Discounted at (% Per Year) $M Cdn
Category	December 31, 2010	July 31, 2010
	10%	10%
PROVED – Developed producing	3,536	4,731
PROVED – Developed Non-producing	1,097	426
PROVED – Undeveloped	2,788	0
TOTAL PROVED	7,421	5,157
TOTAL PROBABLE	6,362	2,753

  Notes:
  Numbers may not add exactly due to rounding.
  Numbers are M $ Cdn as reserve reports were calculated on that basis.

Table VII (b) STANDARDIZED MEASURE OF DISCOUNTED FURTURE NET CASH FLOWS AND CHANGES RELATED TO PROVED OIL AND GAS RESERVES Based on Constant Prices and Costs At December 31, 2010

	Total	Canada
Future Cash Inflows	$31,223	$37,559
Future Production and development costs	$(22,267)	$(25,919)
Future income tax expenses	-	-
Future net cash flows	$8,956	$8,956
10% annual discount for estimating timing of cash flows	$(1,535)	$(1,535)
Standardized measure of discounted future net cash flows	$7,421	$7,421
Entity’s share equity method investees standardized measure of discounted future net cash flows	$7,421	$7,421

Notes:     1) Constant $ Case
 2) Tax not calculated on Constant $ case; Operating revenue on constant $ case lower than on market forecast case by more than taxable income in years where taxes were incurred, therefore Constant $ case would likely incur no income taxes.

Table VII (c) CHANGES IN THE STANDARDIZED MEASURE FOR DISCOUNTED CASH FLOWS FOR THE AT DECEMBER 31, 2010.

Net change in sales and transfer prices and in production(lifting) costs related to future production	n/a
Changes in estimated future development costs	n/a
Sales and transfers of oil and gas produced during the period	n/a
Net change due to extensions, discoveries, and improved recovery	n/a
Net change due to purchases and sales of minerals in place	n/a
Net change due to revisions in quantity estimates	n/a
Previously estimated development costs incurred during the period	n/a
Accretion of discount	n/a
Other – unspecified	n/a
Net change in income taxes	n/a
Aggregate change in the standardized measure of discounted future net cash flows for the year	$-

Note: information is not available from third party engineering report as filed.

Page17

Table VIII: Production Volumes, Sales Prices and Production Costs

The following table sets forth information regarding our Canadian oil and natural gas properties. The oil and gas production figures reflect the net production attributable to our revenue interest and are not indicative of the total volumes produced by the wells.

SUMMARY OF NET REVENUE
December 31, 2010 (Undiscounted)

				Capital	Well Abandonment	Future Net
			Operating	Development	and Reclamation	Revenue Before
Reserves Category	Revenue	Royalties	Costs	Costs	Costs	Future Income Tax
Proved Reserves	31,833	3,808	15,833	2,732	503	8,956
Probable Reserves	21,802	3,569	7,693	1,731	62	8,747

Notes:
Numbers may not add exactly due to rounding.
Numbers are M $ Cdn.

Table IX: Reconciliation of Company Net Reserves by Principal Product Type – Mbbl

December 31, 2010 (Mbbl)
Factors	Total Oil		Light and Medium Oil		Heavy Oil
	Proved	Probable	Proved	Probable	Proved	Probable

July 31, 2010	322	139	294	132	28	7
Production	(19)	0	(17)	0	(2)	0
Dispositions	(6)	(2)	(6)	(2)	0	0
Technical Revisions	13	*	(14	)*	17	*	(14	)*	(3	)*	0	*
Infill Drilling	118	*	167	*	115	*	167	*	0	*	0	*
December 31, 2010	424		290		401		283		23		7

Note: * Numbers not available for Constant Pricing Tables -  numbers presented are company estimates based on Forecast Pricing Tables.

Numbers may not add exactly due to rounding

Table X: The following table summarizes the Company’s working interests, as at December 31, 2010, in oil and gas wells located in Canada:

SUMMARY Oil and Gas Wells December 31, 2010
	Oil Wells Gross	Oil Wells Net	Natural Gas Wells Gross	Natural Gas Wells Net	Service Wells Gross	Service Wells Net	Total Gross	Total Net
Total Canada Producing (1)	15.0	10.83	0	0	0	0	15	10.83
Total Canada Non Producing (2)	36.0	29.47	2.0	.0875	4	3.63	42	33.975

Page18

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

Table XI: Company Annual Abandonment Costs (M$ CAD) – Canada Operations

December 31, 2010
	2011	2012	2013	2014	2015	12yr Total	Total to 2021 10% discount
Proved Producing	0	0	21	24	17	233	126
Total Proved	0	0	113	74	106	503	307

Table XII: Exploration and Development Activities – Canada Operations

For the year ended December 31, 2010, the Company completed the following exploratory and development wells:

Wells	Exploratory Gross	Exploratory Net	Development Gross	Development Net	Extension Gross	Extension Net
Oil	0	0	0	0	0	0
Gas	0	0	0	0	0	0
Service	0	0	0	0	0	0
Dry	0	0	0	0	0	0
Total	0	0	0	0	0	0

Table XII: Production Estimates

The following table discloses the total volume of production estimated by GLJ for 2011 in the estimates of future net revenue from proved reserves disclosed about under the heading “Oil Reserves and net Present Value of Future net Revenue”

	Light and Medium Oil Bbl/d	Heavy Oil Bbl/d	Natural Gas Mmf/d	Natural Gas liquids Bbl/d	BOE	Property Allocation%
Trout	414	0	0	0	690,000	95.8%
Alexander		26	0	0	30,000	4.2%
1.	Notes: Numbers may not add exactly due to rounding

Page19

1.	Notes: Numbers may not add exactly due to rounding

Table XIII: Costs Incurred

For the financial year ended December 31, 2010, the Corporation incurred the following costs on properties in Canada:

Costs Incurred Year Ended December 31, 2010
(Canadian Dollars)
Property Acquisition costs:
Proved Properties	151,967.66
Unproved Properties	16,735.08
Exploration costs	227,627.77
Development costs	1,626,434.93
Total	2,022,765.44

Production History

The following tables sets forth certain information in respect of production, revenue, royalties paid by Cougar Oil and Gas Canada, Inc for each quarter of its most recently completed financial period:

Table XIV:  Average Daily Production and Cumulative

Light and Medium Oil	Fiscal Q1 2010		Fiscal Q2 2010		Fiscal Q3 2010		Fiscal Q4 2010		Total for Fiscal Year ended December 31, 2010
	Daily Ave Bbl/d	Total Bbl	Daily Ave Bbl/d	Total Bbl	Daily Ave Bbl/d	Total Bbl	Daily Ave Bbl/d	Total Bbl	Total Bbl
Trout Core Area	127.5	11,475.8	182.1	16,574.7	135.0	12,424.0	111.3	10,243.3	50,717.8
Crossfield	3.1	283.3	2.2	201.4	1.3	119.0	0	0	603.7
Alexander	0	0.5		44.1	9.3	852.8	6.5	597.3	1,494.2

Page20

Table XV: Prices Received, Royalties Paid, Production Costs and netbacks – All amounts expressed in Canadian Dollars

1.	Notes: Numbers may not add exactly due to rounding

Light and Medium Oil	Fiscal Q1, 2010	Avg. Price per barrel	Fiscal Q2, 2010	Avg. Price per barrel	Fiscal Q3, 2010	Avg. Price per barrel	Fiscal Q4, 2010	Avg. Price per barrel	Total for Fiscal Year ended December 31, 2010
Revenue received	901,662	76.68	1,199,747	71.33	956,832	71.43	802,504	74.03	3,860,745
Royalties Paid	146,332	12.44	231,485	13.76	155,096	11.58	121,802	11.24	654,715
Production costs	316,361	26.90	478,686	28.46	364,435	27.21	434,589	40.29	1,594,071
Net back	$438970	37.33	489,576	29.11	437,301	32.64	246,113	22.70	1,611,959

Page21

ITEM 19. EXHIBITS

Number	Description
3.1	Articles of Incorporation	Filed by reference to Exhibit 3.1 filed with Form F-1filed with the SEC on February 20, 2008
3.2	Articles of Amendment	Incorporated by reference to the Exhibits 3.2 filed with the Form F-1 filed with the SEC on February 20, 2008
3.3	Bylaws	Incorporated by reference to the Exhibits 3.3 filed with the Form F-1 filed with the SEC on February 20, 2008
3.4	Articles of Amendment (Name Change)	Filed by reference to Exhibit 1.1filed with Form F-6 dated February 2010
4.1	Form of Share Certificate	Incorporated by reference to the Exhibits 4.1 filed with the Form F-1 filed with the SEC on February 20, 2008
10.2	Purchase Agreement with Sword and loan agreements –	Filed by reference to 10.5 with Form K-8 filed by Kodiak Energy on October 6, 2009
10.3	Purchase Agreement with Mistahiya	filed by reference to 10.6 with Form K-8 filed by Kodiak Energy on October 6, 2009
10.4	Share purchase agreement between Registrant and Kodiak Energy, Inc	incorporated by reference to Exhibits
10.5	Code of Conduct Policy	filed by reference to 10.5 with Form 20-f filed November 24, 2010
10.6	Cougar Oil and Gas Canada, Inc Stock Option Plan	filed by reference to 10.6 with Form 20 F filed November 24, 2010
10.7	Credit line agreement with Canadian Western	filed by reference to 10.7 with Form 20-F filed November 24, 2010
10.8	Certificate of GLJ reserve evaluation	filed herewith
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Executive Officer	filed by herewith
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Financial Officer	filed by herewith
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) – Principal Executive Officer	filed by herewith
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) – Principal Financial Officer	filed by herewith

SIGNATURES

The issuer hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COUGAR OIL AND GAS CANADA,INC.

Date: December 5, 2011	By:	/s/ William S Tighe
Name: William S. Tighe
Title: Chairman of the Board (Principal Executive Officer and Principal Financial Officer)

Page22