Form 20-F/A
period 2010-12-31
COUGAR OIL & GAS CANADA INC.
filed 2011-12-09
CIK 1427645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A1
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
F-5

Notes to Consolidated Financial Statements	F-6 - 28

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

COUGAR OIL AND GAS CANADA, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(REPORTED IN CANADIAN DOLLARS)

9. STOCK OPTIONS AND WARRANTS (continued)
Transactions involving options issued to employees are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at November 21, 2008	-		$-
Granted	-		-
Exercised	-		-
Canceled or expired	-		-
Outstanding at December 31, 2008	-		$-
Granted	-		-
Exercised	-		-
Canceled or expired	-
Outstanding at December 31, 2009	-	$
Granted	1,260,000		2.47
Exercised	-		-
Canceled or expired	-		-
Outstanding at December 31, 2010	1,260,000		$2.47

A summary of options granted and outstanding under the plan is as follows:

December 31, 2010
Weighted average
Exercise Price	Shares
$1.40	50,000
$1.52	50,000
$1.83	45,000
$2.02	35,000
$2.36	30,000
$2.38	600,000
$2.92	450,000
$2.47	1,260,000

Outstanding				Exercisable
Number outstanding at December 31, 2010	Weighted Average remaining Contractual life	Weighted average Exercises Price	Aggregate intrinsic value	Number outstanding at December 31, 2010	Weighted average Exercise price	Aggregate Intrinsic Value
35,000	4.25	$2.02	-	-		-
600,000	4.42	$2.38	-	-		-
50,000	4.78	$1.40
50,000	4.82	$1.52
45,000	4.91	$1.83
30,000	4.93	$2.36
450,000	4.96	$2.92
1,260,000		$2.47

During the year ended July 31, 2010, the Company granted an aggregate of 635,000 stock options with an exercise price from $2.02 to $2.38 expiring five years from issuance. The fair values were determined using the Black Scholes option pricing model with the following assumptions:
Dividend yield:	-0-%
Volatility	100.0%
Risk free rate:	2.61% to 2.89%

During the five months ended December 31, 2010, the Company granted an aggregate of 625,000 stock options with an exercise price from $1.40 to $2.92 expiring five years from issuance. The fair values were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	100.0%
Risk free rate:	1.94% to 2.56%

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
Transactions involving options issued to employees are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at November 21, 2008	-	$-
Granted	-	-
Exercised	-	-
Canceled or expired	-	-
Outstanding at December 31, 2008	-	$-
Granted	985,000	0.82
Exercised	-	-
Canceled or expired	-
Outstanding at December 31, 2009	985,000	$0.82
Granted	60.000	-
Exercised	-	-
Canceled or expired	(55,000)	-
Outstanding at December 31, 2010	990,000	$0.82

A summary of options granted and outstanding under the plan is as follows

December 31, 2010
Weighted average Exercise
Price	Shares
$0.65	725,000
$1.30	265,000
$0.82	990,000

Outstanding				Exercisable
Number outstanding at December 31, 2010	Weighted Average remaining Contractual life	Weighted average Exercises Price	Aggregate intrinsic value	Number outstanding at December 31, 2010	Weighted average Exercise price	Aggregate Intrinsic Value
725,000	3.04	$0.65	-	310,004	$0.65	-
265,000	3.84	$1.30	-	-	-	-
990,000		$0.82		310,004	$0.65	-

During the year ended July 31, 2010, the Company granted an aggregate of 295,000 stock options (30,000 options cancelled during the five months ended December 31, 2010) with an exercise price of $1.30 expiring five years from issuance. The fair values were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	100%
Risk free rate:	2.51% to 2.75%

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
(All currency amounts in millions Cdn.)

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

Company had no reserves prior to September 30, 2009. –thus a comparison table is not provided.

Company Net Proved Reserves

(Mbbl)
Location of Reserves	Crude Oil Mbbl		Natural Gas MMcf		Natural Gas Liquids Mbbl		Oil Equivalent Mbbl		Proportion Oil Eq. Reserves
Country Region	July 31, 2010	December 31, 2010	July 31, 2010	December 31, 2010	July 31, 2010	December 31, 2010	July 31, 2010	December 31, 2010	July 31, 2010	December 31, 2010
Canada Alberta	285	372	0	0	0	0	285	372	100%	100%

TOTAL Company	285	372	0	0	0	0	285	372	100%	100%

Table VIa. The estimated net proved underground oil and gas reserves by product for the year ended July 31, 2010 are shown in the following table.

OIL AND GAS RESERVES SUMMARY July 31, 2010 (Mbbl)
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
PROVED – Developed Producing	231	202	28	25	-	-	-	-	259	227
PROVED – Developed Non Producing	63	58	-	-	-	-	-	-	63	58
PROVED – Undeveloped			-	-	-	-	-	-
TOTAL PROVED	294	260	28	25	-	-	-	-	322	285
TOTAL PROBABLE	132	120	7	5	-	-	-	-	139	125

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
Numbers are M $ Cdn.

Table IX: Reconciliation of Company Net Reserves by Principal Product Type – Mbbl

December 31, 2010 (Mbbl)
Factors	Total Oil		Light and Medium Oil		Heavy Oil
	Proved	Probable	Proved	Probable	Proved	Probable
July 31, 2010	285	125	260	120	25	5
Production	(19)	0	(17)	0	(2)	0
Dispositions	(6)	(2)	(6)	(2)	0	0
Technical Revisions	14	*	(14	)*	17	*	(14	)*	(3	)*	0	*
Infill Drilling	98	*	133	*	98	*	133	*	0	*	0	*
December 31, 2010	372		242		352		237		20		5

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
	Light and Medium Oil Bbl/d	Heavy Oil Bbl/d	Natural Gas Mmf/d	Natural Gas liquids Bbl/d	BOE	Property Allocation%
Trout	414	0	0	0	690,000	95.8%
Alexander	0	26	0	0	30,000	4.2%
1.	Notes: Numbers may not add exactly due to rounding

Table XIII: Costs Incurred
For the financial year ended December 31, 2010, the Corporation incurred the following costs on properties in Canada:

Costs Incurred Year Ended December 31, 2010
(Canadian Dollars)
Property Acquisition costs:
Proved Properties	151,967.66
Unproved Properties	16,735.08
Exploration costs	277,627.77
Development costs	1,626,434.93
Total	2,022,765.44

Production History
The following tables sets forth certain information in respect of production, revenue, royalties paid by Cougar Oil and Gas Canada, Inc for each quarter of its most recently completed financial period:
Table XIV: Average Daily Production and Cumulative

Light and Medium Oil	Fiscal Q1 2010		Fiscal Q2 2010		Fiscal Q3 2010		Fiscal Q4 2010		Total for Fiscal Year ended December 31, 2010
	Daily Ave Bbl/d	Total Bbl	Daily Ave Bbl/d	Total Bbl	Daily Ave Bbl/d	Total Bbl	Daily Ave Bbl/d	Total Bbl	Total Bbl
Trout Core Area	127.5	11,475.8	182.1	16,574.7	135.0	12,424.0	111.3	10,243.3	50,717.8
Crossfield	3.1	283.3	2.2	201.4	1.3	119.0	0	0	603.7
Alexander	0	0.5		44.1	9.3	852.8	6.5	597.3	1,494.2

Table XV: Prices Received, Royalties Paid, Production Costs and netbacks – All amounts expressed in Canadian Dollars

1.	Notes: Numbers may not add exactly due to rounding

Light and Medium Oil	Fiscal Q1, 2010	Avg. Price per barrel	Fiscal Q2, 2010	Avg. Price per barrel	Fiscal Q3, 2010	Avg. Price per barrel	Fiscal Q4, 2010	Avg. Price per barrel	Total for Fiscal Year ended December 31, 2010
Revenue received	901,662	76.68	1,199,747	71.33	956,832	71.43	802,504	74.03	3,860,745
Royalties Paid	146,332	12.44	231,485	13.76	155,096	11.58	121,802	11.24	654,715
Production costs	316,361	26.90	478,686	28.46	364,435	27.21	434,589	40.29	1,594,071
Net back	438.969	37.33	489,576	29.11	437,301	32.64	246,113	22.70	1,611,959

ITEM 19. EXHIBITS

Number	Description
3.1	Articles of Incorporation	Filed by reference to Exhibit 3.1 filed with Form F-1filed with the SEC on February 20, 2008
3.2	Articles of Amendment	Incorporated by reference to the Exhibits 3.2 filed with the Form F-1 filed with the SEC on February 20, 2008
3.3	Bylaws	Incorporated by reference to the Exhibits 3.3 filed with the Form F-1 filed with the SEC on February 20, 2008
3.4	Articles of Amendment (Name Change)	Filed by reference to Exhibit 1.1filed with Form F-6 dated February 2010
4.1	Form of Share Certificate	Incorporated by reference to the Exhibits 4.1 filed with the Form F-1 filed with the SEC on February 20, 2008
10.2	Purchase Agreement with Sword and loan agreements –	Filed by reference to 10.5 with Form K-8 filed by Kodiak Energy on October 6, 2009
10.3	Purchase Agreement with Mistahiya	filed by reference to 10.6 with Form K-8 filed by Kodiak Energy on October 6, 2009
10.4	Share purchase agreement between Registrant and Kodiak Energy, Inc	incorporated by reference to Exhibits
10.5	Code of Conduct Policy	filed by reference to 10.5 with Form 20-f filed November 24, 2010
10.6	Cougar Oil and Gas Canada, Inc Stock Option Plan	filed by reference to 10.6 with Form 20 F filed November 24, 2010
10.7	Credit line agreement with Canadian Western	filed by reference to 10.7 with Form 20-F filed November 24, 2010
10.8	Certificate of GLJ reserve evaluation	filed by reference to 10.8 with Form 20_F/A filed December 5, 2011
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Executive Officer	filed by herewith
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Financial Officer	filed by herewith
13.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) – Principal Executive Officer	filed by herewith
13.2	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) – Principal Financial Officer	filed by herewith

SIGNATURES

The issuer hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
COUGAR OIL AND GAS CANADA,INC.

Date: December 9, 2011	By:	/s/ William S Tighe
Name: William S. Tighe
Title: Chairman of the Board (Principal Executive Officer and Principal Financial Officer)